This draft registration statement is confidentially submitted to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on March 29, 2024, and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. [                ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Antharas Inc

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

Cayman Islands	6500	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

140, Jalan Maarof

Bangsar 59100,

Kuala Lumpur, Malaysia
+603 2201 7113

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

[COGENCY GLOBAL INC.
122 East 42nd Street, 18th Floor
New York, NY 10168
+1-800-221-0102]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Lawrence S. Venick, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Road Central Hong Kong SAR Telephone: +852-3923-1111	William S. Rosenstadt, Esq. Mengyi “Jason” Ye, Esq. Yarona Yieh, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue, 3rd Floor New York, NY 10017 Tel: +1 (212) 588-0022

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

Emerging growth company. ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the United States Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion, Dated [ ], 2024

Antharas Inc

[--] Ordinary Shares

This is the initial public offering of Antharas Inc. Prior to this Offering, there has been no public market for our ordinary shares (the “Ordinary Shares”). It is currently estimated that the initial public offering price per share will be between $[   ] and $[   ].

Prior to this offering, there has been no public market for our Ordinary Shares. We intend to reserve the symbol [●] for purposes of listing our Ordinary Shares on the Nasdaq Capital Market (“Nasdaq”) and have applied to list our Ordinary Shares on the Nasdaq. At this time, Nasdaq has not yet approved our application to list our Ordinary Shares. The closing of this offering is conditional upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Ordinary Shares will be approved for listing on Nasdaq.

Antharas Inc is a holding company incorporated in the Cayman Islands with no material operations of its own. Antharas Inc conducts its operations through its operating subsidiaries in Malaysia. The Ordinary Shares offered in this prospectus are shares of the Cayman Islands holding company instead of shares of the operating subsidiaries in Malaysia. Holders of our Ordinary Shares do not directly own any equity interests in our subsidiaries, but will instead own shares of a Cayman Islands holding company.

Immediately after this offering, assuming an offering size as set forth above, Dato’ Dr. Su Cheng Tan and Kean Yong Teh will own approximately [   ]% of our outstanding Shares (or [   ]% of our outstanding Shares if the underwriters option to purchase additional shares is exercised in full).

We have historically conducted our business through Antharas Hills Sdn Bhd. (“Antharas Hills”), a company incorporated in Malaysia, but prior to the consummation of this offering we will engage in the Reorganization described in “Our Corporate Structure and History” pursuant to which Antharas Hills will become a wholly owned subsidiary of Antharas Inc, a Cayman Islands exempted company incorporated with limited liability.

Investing in the shares involves risks. See section titled “Risk Factors” of this prospectus.

We are both an “emerging growth company” and a “foreign private issuer” under applicable U.S. Securities and Exchange Commission rules and will be eligible for reduced public company disclosure requirements. See section titled “Prospectus Summary — Implications of Being an ‘Emerging Growth Company’ and a ‘Foreign Private Issuer’” for additional information.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	PER SHARE		TOTAL
Initial public offering price	$	[*]	$	[*]
Underwriting discounts and commissions(1)(2)	$	[*]	$	[*]
Proceeds, before expenses, to us	$	[*]	$	[*]

(1)	The underwriters will receive compensation in addition to the discounts and commissions. For a description of compensation payable to the underwriters, see “Underwriting” beginning on page 113.
(2)	Does not include a non-accountable expense allowance equal to $[ ], payable to the underwriters, or the reimbursement of certain expenses of the underwriters. For a description of other terms of compensation to be received by the underwriters, see “Underwriting” beginning on page 113.

We expect our total cash expenses for this offering (including cash expenses payable to our underwriters for their out-of-pocket expenses) to be approximately $[                  ], exclusive of the above discounts and commissions. These payments will further reduce proceeds available to us before expenses. See “Underwriting.”

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the shares if any such shares are taken. We have granted the underwriters an option for a period of forty-five (45) days after the closing of this offering to purchase up to 15% of the total number of our Shares to be offered by us pursuant to this offering (excluding shares subject to this option), solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discounts and commissions. If we complete this offering, net proceeds will be delivered to us on the closing date.

The underwriters expect to deliver the shares to purchasers against payment on              , 2024.

Until and including [*], 2024 (twenty-five (25) days after the date of this prospectus), all dealers that buy, sell or trade our Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Neither the U.S. Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated                      , 2024

For investors outside the United States: neither we nor the underwriters have done anything that would permit this Offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares and the distribution of this prospectus outside the United States.

Neither we nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus, or in any free writing prospectus we have prepared, and neither we nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. Neither we nor the underwriters are making an offer to sell, or seeking offers to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date on the cover page of this prospectus, regardless of the time of delivery of this prospectus or the sale of shares. Our business, financial condition, results of operations and prospects may have changed since the date on the cover page of this prospectus.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our Shares. For a more complete understanding of us and this Offering, you should read and carefully consider the entire prospectus, including the more detailed information set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the related notes. Some of the statements in this prospectus are forward-looking statements. See section titled “Special Note Regarding Forward-Looking Statements.”

We have historically conducted our business through Antharas Hills, and therefore our historical consolidated financial statements present the results of operations of Antharas Hills. Prior to the consummation of this offering, we will engage in a reorganization of our corporate structure (the “Reorganization”). Following the Reorganization, our financial statements will present the results of operations of Antharas Inc, the issuer in this offering, and its consolidated subsidiaries. Antharas Inc’s financial statements will be the same as Antharas Hills’ financial statements prior to this offering, as adjusted for the Reorganization. Upon consummation, the Reorganization will be reflected retroactively in Antharas Hills’ financial statements. See “Our Corporate Structure and History.”

Presentation of Financial Information

We have historically conducted our business through Antharas Hills. Antharas Inc has not commenced operations and has nominal assets and liabilities. Therefore our historical consolidated financial statements present the financial position and results of operations of Antharas Hills on a consolidated basis. Following the Reorganization, our financial statements will present the financial position and results of operations of Antharas Inc and its consolidated subsidiaries.

Our Business

We are a full-service community property developer based in Kuala Lumpur, Malaysia. Our mission is to support “future-proof” living by developing new properties in an all-in-one ecosystem through property technology, or “PropTech,” that enriches lives.

2024 will be an exciting year as we will be offering two new products and services, in PropTech (property technology, as further defined below) and hospitality. For PropTech, the new products will roll out progressively from the end of the second quarter of 2024. We believe that we will begin to generate revenues from our new PropTech offering by the end of the first quarter of 2025. On the hospitality front, we expect to begin to generate revenues in the third quarter of 2024. However, there can be no assurance that we can implement such roll-out plans as planned, or at all.

After giving effect to the Reorganization, our three operating subsidiaries will be Antharas Hills Sdn Bhd. (“Antharas Hills”), PDI Design and Technologies Sdn Bhd (“PDI Design”) and Antharas M Sdn Bhd (“Antharas M”).

Our wholly owned subsidiary Antharas Hills commenced operations in 2017. Our property development target market is strategically set in Southeast Asia (“SEA”), beginning with a solid business foundation in Malaysia, which boasts excellent physical infrastructure and stable, conducive government policies.

Property Development. Our property development businesses are managed through Antharas Hills, with Geo Antharas being our first property development project in Malaysia. As of February 29, 2024, our portfolio consisted of our flagship property, Geo Antharas. Upon completion, Geo Antharas will be fully integrated and equipped with the latest technology and enhanced PropTech experiences, creating safe, intelligent spaces.

Geo Antharas is located in the heart of Genting Permai, a stone’s throw away from Genting Highlands, otherwise known as Genting - The City Of Entertainment. Also, being only 40 kilometers north of Kuala Lumpur, Geo Antharas comes with unrivalled views, nestled by natural forestry and habitats. Comprising of three towers of 41, 28 and 30 stories respectively; the project consists of a total of 476 residential units and 14 retail units.

Our immediate development pipeline consists of two additional projects, which are in various stages of pre-construction development. These are Austin Antharas and Grand Antharas. For more information on these future development projects, see “Business – Antharas Hills – Tech-Driven Property Development – Our Project Pipeline.”

PropTech. Through our subsidiary PDI Design and our in-house technology team, we are dedicated to developing technologies tailored for advanced building management and property technologies, enabling us to build a unified ecosystem that will grow close-knit communities. This will drive a holistic vision of connected living. By the end of the second quarter of 2024, we will start to roll out our PropTech offering as a new and separate business vertical.

PropTech products include property management tools, smart parking, smart elevators, efficient unmanned delivery systems, intelligent spaces and personalized services, all managed with digital technology. We expect to begin to roll out our first PropTech products by the end of the second quarter of 2024, and will continue to do so from time to time thereafter. However, there can be no assurance that we can implement such roll-out plans as planned, or at all.

New PropTech features are currently being developed in-house into our Geo Antharas property. With the roll out of our PropTech business, we expect to generate revenue from these PropTech solutions, with our PropTech products being streamed and utilized by other property developers.

Hospitality. Through our subsidiary Antharas M, we plan to offer distinctive hospitality management through our franchise agreement with Wyndham Hotels. Beginning in July 2024, we expect to provide the full range of hospitality services at a facility to be named “Wyndham Garden Suites Genting Highlands” (“Wyndham GS Genting”), which is located in one of the three towers of Geo Antharas. We expect to generate revenues from our hospitality services in the third quarter of 2024. However, there can be no assurance that we will be able to implement our roll-out as planned, or at all.

For more information, See “Business.”

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Our Industry

Malaysia Real Estate Market. According to Mordor Intelligence Malaysia Real Estate Market Size and Share Analysis Report published in 2023, the overall real estate market in Malaysia (including residential, commercial and other property types), was estimated at USD 34.47 billion in 2023 and is expected to grow to USD 47.53 billion by 2028, at a compound annual growth rate (“CAGR”) of 6.64%.

Southeast Asia PropTech Market. According to the PropTech Global Trends 2022 Annual Barometer, the PropTech market in Southeast Asia remains relatively untapped and shows significant potential for growth.

Malaysia Hospitality Services Market. According to Mordor Intelligence Hotel Industry in Malaysia Size and Share Analysis report published in 2022, the value of the hospitality industry in Malaysia was estimated at USD 4 billion in 2022, and the hospitality industry in Malaysia was poised for significant growth with an expected CAGR of over 6.5% from 2023 to 2028. This growth is bolstered by the Malaysian government’s Smart Tourism 4.0 Initiative, which focuses on digitizing the sector and developing smart tourism products and infrastructure.

For more information, see “Industry Overview.”

Our Competitive Strengths

We believe our main competitive strengths are as follows:

High end Technology. We believe that we are able to become a leader in the area of residential PropTech, with effective design coupled with technology integration into our buildings to lower maintenance costs and increase efficiency and effectiveness in our projects.

Experienced Management Team and High Quality Staff. The Company employs a team of high quality and versatile staff with property development, hospitality and PropTech experience. In particular, our Chief Executive Officer and Chief Operating Officer, Dato’ Dr. Su Cheng Tan and Kean Yong Teh, respectively, bring real estate development and technology experience to the Company. For more information, see “Management.”

Strong Research and Development Capabilities. Our research and development team has extensive work experience, with previous positions in product development in areas such as search, enterprise digitization, 3D simulation, and meta-verse, as well as over 10 years of experience in project and team management.

Strong Channels and Partnerships. With Our recent signing of the franchise agreement with Wyndham Hotels, we have established a partnership with Wyndham Resorts in our hospitality segment.

For more information, see “Business – Our Competitive Strengths.”

Our Business Strategies and Future Plans

Our business strategies and future plans are as follows:

Diversification of our property portfolio. Our commitment to diversifying our property portfolio reflects a proactive response to evolving market trends.

Expansion into new business lines. We will be rolling out our PropTech and hospitality services offerings in 2024. For PropTech, we expect to begin to roll out our first products by the end of the second quarter of 2024, and will continue to do so from time to time thereafter; and we believe that we will begin to generate revenues from our new PropTech offering by the end of the first quarter of 2025. For our PropTech solutions, we plan to direct our focus primarily towards developers who are eager to embrace our innovative solutions.

For hospitality, the signing of our Wyndham Agreement on December 31, 2023 signaled the launch our hospitality services offering; we expect to begin to generate revenues in the third quarter of 2024.

However, there can be no assurance that we will be able to implement our roll-out as planned, or at all.

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Disciplined acquisitions and joint ventures. Our strategic focus on disciplined acquisition and joint ventures aims to enhance our property portfolio and market presence. We plan to acquire existing properties from third parties, which can complement the portfolio of our own property.

Multi-faceted marketing strategy to maximize brand value and recognition. We aim to position each of the Antharas and Wyndham brands as a prominent and desirable choice in the property development, PropTech and hospitality sectors, respectively, in Malaysia by creating a holistic marketing approach that resonates with the target audience.

Continuous integration of technology into property management. Our commitment to becoming a full-service property developer involves the continuous integration of advanced property technology into our property management services. Embracing technology enables us to enhance operational efficiency, streamline communication, and provide better services to property owners and tenants.

Continuous innovation and monetization of PropTech products. In our pursuit of continuous innovation, we are dedicated to developing cutting-edge property technology products that redefine industry standards. Examples include security systems, energy-efficient solutions, and smart home automation.

Expansion of the Wyndham brand to existing hotels. We will also be looking to convert existing hotels to the Wyndham brand name (by way of either outright purchase of currently operating hotels or by way of joint ventures with the current hotel owners) for expansion plans.

Geographic Footprint and Industry Collaboration. We will seek to create alliances with companies within and also outside Malaysia and also, so as to create new opportunities and also to promote the Company in new markets.

For more information, see “Business – Our Strategies and Future Plans.”

Summary Risk Factors

Our prospectus should be considered in light of the risks, uncertainties, expenses, and difficulties frequently encountered by similar companies. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more carefully in the section titled “Risk Factors.”

Risks Related to Our Business

●	Our Group does not have a long operating history as an integrated group.

●	We may incur losses in the future.

●	We participate in a highly competitive market, and pressure from existing and new competitors may materially and adversely affect our business, results of operations and financial condition.

●	We plan to expand into the PropTech and hospitality markets and may at some point in the future expand into other new markets, and we may not be successful, which could adversely affect our financial condition, results of operations, cash flow and market value of our shares.

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●	Any lack of requisite approvals, licenses or permits applicable to our business, or any non-compliance with relevant laws and regulations, may have a material and adverse effect on our business, financial condition, results of operations and prospects.

●	We currently do not maintain business interruption insurance and all workers compensation, public liability and all-risks insurance for our property development project is undertaken by our main contractor. Such insurance coverage may not cover all our damages and losses.

●	Our future strategic acquisitions, investments and partnerships could pose various risks, increase our leverage, dilute existing shareholders and significantly impact our ability to expand our overall profitability.

●	If our IT capabilities and infrastructure fail to keep up with our growing business needs, industry trends or technological developments, our business, results of operations and financial condition may be materially and adversely affected.

●	We may not be able to manage our expected growth, which could adversely affect our operating results.

Risks relating to the property development and PropTech industry

●	We rely on key relationships with service providers across the real estate development industry, and to the extent they experience pressures in raw materials, labor, or timely construction and delivery of projects, it could in turn have an adverse impact on our business, prospect, liquidity, financial condition, and results of operations.

●	We may be unable to complete our property development projects on time, or at all.

●	We may be unable to sell our apartment units, which could adversely affect our financial condition, results of operations and cash flow.

●	We remain obligated to fulfil payment obligations owed to landowners for our property development projects, even if we fail to build the property or fail to sell the units built.

●	If our PropTech technology and development efforts are not successful, our business may be harmed.

●	Cybersecurity incidents could disrupt our business operations, result in the loss of critical and confidential information, and harm our business.

●	We may experience a decline in the fair value of our assets, which may have a material impact on our financial condition, liquidity and results of operations and adversely impact the market value of our shares.

Risks related to the hospitality industry

●	Early termination of the Wyndham Agreement or any change in its terms could harm our business and results of operations.

●	We may not be able to successfully identify, secure or operate additional hotel properties.

●	If we are unable to access funds to maintain the condition and appearance of the hotels that we may operate or manage in the future, the attractiveness of such hotels and our reputation could suffer and hotel occupancy rates may decline.

Risks Related to Doing Business in Malaysia

●	Developments in the social, political, regulatory and economic environment in Malaysia may have a material adverse impact on us.

●	We are subject to foreign exchange control policies in Malaysia.

●	We may be exposed to liabilities under applicable anti-corruption laws and any determination that we violated these laws could have a materially adverse effect on our business.

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Risks Related to Our Ordinary Shares

●	An active trading market for our Ordinary Shares may not develop and could affect the trading price of our Ordinary Shares.

●	The initial public offering price for our Ordinary Shares may not reflect their actual value.

●	Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Ordinary Shares.

●	Investors in our Ordinary Shares will face immediate and substantial dilution in the net tangible book value per share and may experience future dilution.

●	We may have conflicts of interest with our Major Shareholders and, because of our Major Shareholders’ significant ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.

●	Our Ordinary Shares may trade under $4.00 per share and thus would be known as “penny stock”. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Ordinary Shares.

●	We have no immediate plans to pay dividends.

●	If we fail to meet applicable listing requirements, Nasdaq may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline.

●	Investors may have difficulty enforcing judgments against us, our directors and management.

●	The laws of the Cayman Islands relating to the protection of the interest of minority shareholders are different from those in the United States.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

●	We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company.

●	We do not expect to be subject to certain Nasdaq corporate governance rules applicable to U.S. listed companies.

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●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in the Ordinary Shares to significant adverse United States income tax consequences.

●	We have broad discretion in the use of the net proceeds from this Offering and may not use them effectively

Our Corporate Structure and History

Antharas Hills commenced operations in 2017  . After giving effect to the “Reorganization, our operating subsidiaries shall Antharas Hills Sdn Bhd. (“Antharas Hills”), Antharas M Sdn Bhd (“Antharas M”) and PDI Design and Technologies Sdn Bhd (“PDI Design”). We incorporated Antharas Inc, our Cayman Islands holding company (the “Company”), on December 5, 2023 to act as the parent entity upon the consummation of the Reorganization and as the issuer for this offering.

The following diagram illustrates the ownership structure of the Company after giving effect to this offering:

Corporate Information

Our registered office in the Cayman Islands is located at the offices of c/o Ogier Global (Cayman) Limited, whose physical and postal address is 89 Nexus Way, Camana Bay, Grand Cayman, Cayman Islands KY1-9009, and the phone number of our registered office is 345-949-9876. Our principal place of business is 140, Jalan Maarof, Bangsar 59100, Kuala Lumpur, Malaysia. Our agent for service of process in the United States is [Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168]. Our corporate website is www.geoantharas.com.my. Information contained on our website does not constitute part of this prospectus.

Implications of Being an “Emerging Growth Company” and a “Foreign Private Issuer”

As a company with less than $1.235 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As an emerging growth company, we may take advantage of certain reduced disclosure and requirements that are otherwise applicable generally to U.S. public companies that are not emerging growth companies. These provisions include:

●	the option to include in an initial public offering registration statement only two years of audited financial statements and selected financial data and only two years of related disclosure;

●	reduced executive compensation disclosure; and

●	an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) in the assessment of our internal control over financial reporting.

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The JOBS Act also permits an emerging growth company, such as us, to delay adopting new or revised accounting standards until such time as those standards are applicable to private companies. We have not elected to “opt out” of this provision, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will have the discretion to adopt the new or revised standard at the time private companies adopt the new or revised standard and Our discretion will remain until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.

We will remain an emerging growth company until the earliest of:

●	the last day of our fiscal year during which we have total annual revenue of at least $1.235 billion;

●	the last day of our fiscal year following the fifth anniversary of the closing of this offering;

●	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or

●	the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which, among other things, would occur if the market value of our Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies.

In addition, upon closing of this offering, we will report under the Exchange Act as a “foreign private issuer.” As a foreign private issuer, we may take advantage of certain provisions under the Nasdaq rules that allow us to follow Cayman Islands law for certain corporate governance matters. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

●	Regulation Fair Disclosure (“Regulation FD”), which regulates selective disclosures of material information by issuers.

We are also a foreign private issuer. Foreign private issuers, like emerging growth companies, are also exempt from certain more stringent executive compensation disclosure rules. Thus, if we remain a foreign private issuer, even if we no longer qualify as an emerging growth company, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances apply :

●	the majority of our executive officers or directors are U.S. citizens or residents;

●	more than 50% of our assets are located in the United States; or

●	our business is administered principally in the United States.

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Conventions Which Apply to this Prospectus

Throughout this prospectus, we use a number of key terms and provide a number of key performance indicators used by management. Unless the context otherwise requires, the following definitions apply throughout where the context so admits:

Other Companies, Organizations and Agencies

“Independent Registered Public Accounting Firm”	:	J&S Associate PLT
“Underwriters”	:	The underwriters for the Offering, of which EF Hutton LLC is serving as representative.

General

“amended and restated memorandum and articles of association”		The amended and restated memorandum and articles of association of our Company which will be adopted prior to the consummation of this offering
“amended and restated articles of association”		The amended and restated articles of association of our Company which will be adopted prior to the consummation of this offering.
“Audit Committee”	:	The audit committee of our Board of Directors.
“Board” or “Board of Directors”	:	The Board of Directors of our Company.
“Clear Day” or “clear day”		Has the meaning given to that term in the amended and restated articles of association of the Company which will be adopted prior to the consummation of this offering.
“Companies Act”		The Companies Act (Revised) of the Cayman Islands.
“Company”	:	Antharas Inc, a Cayman Islands exempted company.
“Compensation Committee”	:	The compensation committee of our Board of Directors.
“COVID-19”	:	Coronavirus disease 2019.
“Directors”	:	The directors of our Company.
“Executive Officers”	:	The executive officers of our Company. See section titled “Management.”
“Fiscal Year” or “FY”	:	Financial year ended or, as the case may be, ending December 31.
“GAAP” or “U.S. GAAP”	:	Accounting principles generally accepted in the United States of America
“Group”	:	Our Company and our subsidiaries.
“IoT”	:	The Internet of Things.
“Listing”	:	The listing and quotation of our Shares on Nasdaq.
“Major Shareholder”	:	A person who has an interest or interests (whether by record or beneficial ownership) in one or more voting shares (excluding treasury shares) in our Company, and the total votes attached to that share, or those shares, is not less than 5.0% of the total votes attached to all the voting shares (excluding treasury shares) in our Company. Each of Dato’ Dr. Su Cheng Tan and Kean Yong Teh (or their personal holding companies) is a Major Shareholder (together, “Major Shareholders”).

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“Malaysia”		The country of Malaysia.
“Nasdaq”	:	The Nasdaq Stock Market LLC.
“Nasdaq Listing Rules”	:	The Nasdaq rules governing listed companies.
“Nominating and Corporate Governance Committee”	:	The nominating and corporate governance committee of our Board of Directors.
“Offer Price”	:	US$_____ for each share being offered in this Offering.
“Offering”	:	The Offering of Shares by the Underwriter on behalf of our Company for subscription at the Offer Price, subject to and on the terms and conditions set out in this prospectus.
“ordinary resolution”	:	A resolution passed by a simple majority of the shareholders as, being entitled to do so, vote in person or by proxy at a general meeting of our Company and includes a unanimous written resolution.
“PAAS”	:	Platform as a Service, which is a type of cloud computing service model that offers a flexible, scalable cloud platform to develop, deploy, run, and manage apps.
“PropTech”	:	Property Technology, which encompasses the idea of (i) application of information technology and platform economics to the real estate industry, to help individuals and companies research, buy, sell, manage and enjoy real estate, (ii) integration of IoT devices in properties, such as smart home devices, to enhance security, energy efficiency, and overall convenience, and (iii) facility management software to efficiently manage the maintenance and operations of properties.
“SAAS:	:	Software as a Service, which are software applications accessed over the internet without downloads. Users subscribe to remote-hosted applications accessible through web browsers, eliminating the need for maintenance.
“Share(s),” or “Ordinary Share(s)”	:	Ordinary share(s) of our Company, with a par value of US$0.0001 per share.
“Preference Share(s)”		Preference share(s) of our Company, with a par value of US$0.0001 per share.
“Shareholders”	:	Registered holders of Shares.
“special resolution”	:	A resolution passed by at least two-thirds of the shareholders as, being entitled to do so, vote in person or by proxy at a general meeting of our Company and includes a unanimous written resolution.
“Underwriting Agreement”	:	The Underwriting Agreement dated [ ], 2024 entered into between our Company and EF Hutton LLC, pursuant to which the Underwriters have agreed to purchase, and we have agreed to sell to them, [ ] of our Shares at the Offer Price, less the underwriting discounts and commissions, as described in the sections titled “Underwriting” of this prospectus.
“Wyndham”	:	Wyndham Hotel Asia Pacific Co Ltd.

Currencies, Units and Others

“Malaysian Ringgit,” RM” or “Ringgit”	:	The legal currency of Malaysia.
“US$,” “US dollars,” “USD” or “$”	:	U.S. dollars and cents respectively, the lawful currency of the U.S.
“%” or “per cent.”	:	Per centum.
“psf”	:	Per square foot.
“sq m”	:	Square meters.
“sq ft”	:	Square feet.

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The expressions “associated company”, “related corporation” and “subsidiary” shall have the respective meanings ascribed to them in the Companies Act, as the case may be.

Any discrepancies in tables included herein between the total sum of amounts listed and the totals thereof are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Except where the context otherwise requires or where otherwise indicated, the terms “Company,” “we,” “us,” “our,” “our company,” “our Group” and “our business” refer, prior to the Reorganization described in “Our Corporate Structure and History”, to Antharas Hills and, after the Reorganization, to Antharas Inc, in each case together with its consolidated subsidiaries as a consolidated entity.

Certain of our customers and suppliers are referred to in this prospectus by their trade names. Our contracts with these customers and suppliers are typically with an entity or entities in the relevant customer or supplier’s group of companies.

Internet site addresses in this prospectus are included for reference only and the information contained in any website, including our website, is not incorporated by reference into, and does not form part of, this prospectus.

Market and Industry Data

We are responsible for the information contained in this prospectus and any free writing prospectus we prepare or authorize. This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties, as well estimates by our management based on such data. The market data and estimates used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. While we believe that the information from these industry publications, surveys and studies is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us .

Presentation of Financial and Other Information

Unless otherwise indicated, all financial information contained in this prospectus is prepared and presented in accordance with U.S. GAAP.

All references in this prospectus to “U.S. dollars,” “US$,” “$” and “USD” refer to the currency of the United States of America and all references to “RM,” “Ringgit,” or “Malaysian Ringgit” refer to the currency of Malaysia. Unless otherwise indicated, all references to currency amounts in this prospectus are in USD. The Company is a holding company with operations exclusively conducted in Malaysia through its Malaysian operating subsidiaries, all of whose reporting currency is Malaysian Ringgit. This prospectus contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. For the purpose of presenting the financial statements included elsewhere in this prospectus, the Company’s assets and liabilities are expressed in US$ at the exchange rate on the balance sheet date, stockholder’s equity accounts are translated at historical rates, and income and expense items are translated at the weighted average exchange rate during the period.

We have made rounding adjustments to some of the figures contained in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be exact arithmetic aggregations of the figures that preceded them.

Impact of COVID-19

The COVID-19 outbreak has adversely affected (and a significant outbreak of other infectious diseases could result in an additional widespread health crisis that could adversely affect) the economies and financial markets worldwide, and the business of the Company could be materially and adversely affected by the COVID-19 outbreak and any such other outbreak. The extent to which COVID-19 impacts our business in the future will depend on future developments, which are highly uncertain and cannot be predicted, including for example new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact. If there is a resurgence of the disruptions posed by COVID-19 or other matters of global concern for an extended period of time, our ability to pursue our business objectives may be materially adversely affected. In addition, our ability to raise equity and debt financing which may be adversely impacted by a resurgence of COVID-19 or similar events, including as a result of increased market volatility, decreased market liquidity and third-party financing being unavailable on terms acceptable to us or at all.

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THE OFFERING

Shares offered by us:	[ ] Ordinary Shares (or [ ] Ordinary Shares if the Underwriters exercise their option in full to purchase from us additional Shares within 45 days of the date of this prospectus).

Offer Price:	$____ per Share.

Number of Shares outstanding before this Offering:	[ ] Shares are outstanding as of the date of this prospectus.

Shares to be outstanding immediately after this Offering:	[ ] Shares (or [ ] Shares if the Underwriters exercise their option in full to purchase additional Shares from us within 45 days of the date of this prospectus).

Over-allotment option to purchase additional Shares:	We have granted the Underwriters an option to purchase up to [ ] additional Shares from us within 45 days of the date of this prospectus.

Use of proceeds:	We intend to use the proceeds from this offering as follows:

●	Approximately 46% for land acquisition for future property development projects;

●	Approximately 22% for technology investments, equipment, new hires and office expansion;

●	Approximately 13% for hospitality acquisitions; and

●	approximately 19% for working capital and other general corporate purposes. See “Use of Proceeds” on page 42 for more information.

Lock-up:	All of our directors and officers and our principal shareholders (5% or more shareholders) have agreed with the Underwriter, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of [six (6) months] from the closing date of this offering. See sections titled “Shares Eligible for Future Sale” and “Underwriting” for more information.]

Nasdaq Capital Market symbol:	We intend to list the Shares on the Nasdaq Capital Market under the symbol “[ ].”

Risk factors:	See section titled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the Shares.

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SUMMARY FINANCIAL INFORMATION

We have historically conducted our business through Antharas Hills, and therefore our historical consolidated financial statements present the results of operations of Antharas Hills. Prior to the consummation of this offering, we will engage in a reorganization of our corporate structure (the “Reorganization”). Following the Reorganization, our financial statements will present the results of operations of Antharas Inc, the issuer in this offering, and its consolidated subsidiaries. Antharas Inc’s financial statements will be the same as Antharas Hills’ financial statements prior to this offering, as adjusted for the Reorganization. Upon consummation, the Reorganization will be reflected retroactively in Antharas Hills’ financial statements. See “Our Corporate Structure and History.”

The following summary presents summary consolidated balance sheet data as of December 31, 2021 and December 31, 2022 and summary consolidated statements of operations data for the years ended December 31, 2021 and December 31, 2022, respectively, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our combined financial statements are prepared and presented in accordance with U.S. GAAP. You should read this “Selected Combined Financial And Operating Data” section together with our combined financial statements and the related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included elsewhere in this prospectus.

	For the fiscal years ended December 31,
Combined Statement of Operation Data:	2022	2021
Revenues, net	$9,016,202	$4,454,799
Cost of revenues	$6,527,673	$3,233,910
Gross profit	$2,488,529	$1,220,889
Selling and marketing expense	$133,690	$107,821
General and administrative expenses	$422,990	$410,037
Total Operating expenses	$556,680	$517,858
Income from operations	$1,931,849	$703,031
Total other income (expenses), net	$(105,101)	$(72,762)
Income before income tax	$1,826,748	$630,269
Income tax expense	$490,136	$165,233
Net income	$1,336,612	$465,036

	For the fiscal years ended December 31,
Combined Balance Sheet Data:	2022	2021
Cash and cash equivalents	$335,847	$124,437
Contract assets, net	$5,157,166	$5,024,782
Total Assets	$25,553,898	$21,348,741
Total Liabilities	$24,657,051	$21,514,000
Total Shareholders’ Equity (Deficit)	$896,847	$(165,259)

	For the fiscal years ended December 31,
Combined Cash Flow Statement Data:	2022	2021
Net cash provided by (used in) operating activities	$723,998	$(833,750)
Net cash provided by investing activities	$167,538	$210,250
Net cash provided by (used in) financing activities	$13,028	$(56,412)
Net increase (decrease) of cash and cash equivalents	$904,564	$(679,912)

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RISK FACTORS

Prospective investors should carefully consider and evaluate each of the following considerations and all other information set forth in this prospectus before deciding to invest in our Shares. The following section describes some of the significant risks known to us now that could directly or indirectly affect us and the value or trading price of our Shares and should not be construed as a comprehensive listing of all risk factors. The following section does not state risks unknown to us now but which could occur in the future and risks which we currently believe to be not material but may subsequently turn out to be so. Should these risks occur and/or turn out to be material, they could materially and adversely affect our business, financial condition, results of operations and prospects. To the best of our Directors’ knowledge and belief, the risk factors that are material to investors in making an informed judgment have been set out below. If any of the following considerations and uncertainties develops into actual events, our business, financial condition, results of operations and prospects could be materially and adversely affected. In such cases, the trading price of our Shares could decline and investors may lose all or part of their investment in our Shares. Prospective investors are advised to apprise themselves of all factors involving the risks of investing in our Shares from their professional advisers before making any decision to invest in our Shares.

This prospectus also contains forward-looking statements having direct and/or indirect implications on our future performance. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks and uncertainties faced by us described below and elsewhere in this prospectus.

Risks Related to Our Business

Our Group does not have a long operating history as an integrated group.

Our Company was incorporated as a holding company on December 5, 2023. While the businesses of our subsidiary have been in operation in Malaysia since August of 2017, we do not have a long history of running an integrated group with standardized policies and procedures (as compared to many of our competitors) and on which our past performance may be judged. Given our limited operating history and the rapidly evolving market in which we compete, we may encounter operational, financial and other difficulties as we establish and expand our operations, product and service developments, sales and marketing, technology and general and administrative capabilities. Our limited operating history and significant growth make it difficult to evaluate our historical performance or prospects. In addition, fluctuations in results could make period to period comparisons difficult. You should consider our future prospects in light of the risks and challenges encountered by a company with a limited operating history. These risks and challenges include, among others:

●	the uncertainties associated with our ability to continue our growth and maintain profitability;
●	preserving our competitive position in our areas of operation in Malaysia;
●	offering consistent and high-quality services to retain and attract customers;
●	implementing our strategy and modifying it from time to time to respond effectively to competition and changes in customer preferences;
●	our ability to introduce new lifestyle offerings to achieve our goal to become a leading lifestyle brand;
●	increasing awareness of our Antharas brand and continuing to develop customer loyalty; and
●	recruiting, training and retaining qualified managerial and other personnel.

If we are unsuccessful in addressing any of these risks or challenges, our business may be materially and adversely affected.

We may incur losses in the future.

For the year ended December 31, 2022, the Company recorded net income of $1,336,612. We anticipate that our operating expenses, together with the increased general administrative expenses of a public company, will increase in the foreseeable future as we seek to maintain and continue to grow our business, attract potential customers and further enhance our service offering. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, we may incur net losses in the future and may be unable to achieve or maintain sufficient cash flows or profitability on a quarterly or annual basis for the foreseeable future.

Our historical financial and operating results are not a guarantee of our future performance.

Our annual and periodic financial results vary from year to year and from period to period, in response to a number of factors that we cannot predict, such as general business outlook and sentiment, economic market conditions, employment rates, inflation and interest rates and consumer confidence. As such, we believe that our annual and periodic financial results are not a guarantee of our future economic performance and undue reliance should not be placed on such results for future speculative purposes.

Any adverse material changes to the Malaysia market (whether localized or resulting from global economic or other conditions) such as the occurrence of an economic recession, pandemic or widespread outbreak of an infectious disease (such as COVID-19), could have a material adverse effect on our business, results of operations and financial condition.

During the fiscal years ended December 31, 2021 and December 31, 2022, substantially all of our revenue was derived from our operations in Malaysia. Any adverse circumstances affecting the Malaysia market, such as an economic recession, epidemic outbreak or natural disaster or other adverse incident, may adversely affect our business, financial condition, results of operations and prospects. Any downturn in the industry which we operate in resulting in the postponement, delay or cancellation of contracts and delay in recovery of receivables is likely to have an adverse impact on our business and profitability.

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Uncertain global economic conditions have had and may continue to have an adverse impact on our business in the form of lower net sales due to weakened demand, unfavorable changes in product price/mix, or lower profit margins. For example, global economic downturns have adversely impacted some of our dealers are particularly sensitive to business and consumer spending.

During economic downturns or recessions, there can be a heightened competition and increased pressure to reduce subscription pricing as our customers may reduce their demand for our services. If we reduce subscription pricing significantly, the result could be a negative impact on our financial condition or results of operations, profitability and cash flows.

An epidemic or outbreak of communicable diseases may also adversely affect our business, financial condition, results of operations and prospects. The COVID-19 epidemic resulted in a global health crisis, causing disruptions to social and economic activities, business operations and supply chains worldwide, including in Malaysia. Measures taken by the Malaysian government to tackle the spread of COVID-19 have included, among others, border closures, quarantine measures and lockdown measures. The COVID-19 outbreak and related government measures adversely affected our business in a number of ways, including:

●	construction works for our property development project were suspended for around five months in 2020 pursuant to stop-work orders issued by the Malaysian government; and

●	as of the date of this prospectus, the Malaysian government still requires persons who contract COVID-19 to quarantine themselves for five days, and if any of our employees contract COVID-19, our business may be disrupted.

In the event of a resurgence of COVID-19, if a substantial number of our employees are infected with and/or are suspected of having COVID-19, and our employees are required to be quarantined and/or hospitalized, this may disrupt our ability to render services which may have a material adverse effect on our business operations and reputation of our Group.

Our revenue and profitability may be materially impacted if COVID-19 (or any other health epidemic or virus outbreak) affects or continues to affect the overall economic and market conditions in Malaysia for a prolonged period of time. Such an economic slowdown and/or negative business sentiment could potentially have an adverse impact on our business and operations. Our revenue for the year ended December 31, 2022 was $9.02 million. We cannot predict if the impact of a new outbreak or resurgence of COVID-19 will be short-lived or long-lasting or when the Malaysia market will be able to fully recover to pre-COVID-19 levels. If these disruptions are for a prolonged period of time, or if there are further outbreaks of infectious diseases, these may have a material adverse effect on our Group’s business, financial condition, results of operations, and prospects.

We participate in a highly competitive market, and pressure from existing and new competitors may materially and adversely affect our business, results of operations and financial condition.

We face significant competition from companies that provide real estate project development services, and once we roll out our PropTech and hospitality offerings, we expect to face significant potential competition from companies that provide those solutions as well.

In the hospitality sector, competition for guests and customers is primarily focused on hotel room rates, type and quality of accommodations, brand loyalty and recognition, convenience of location, geographic coverage, business and event facilities, quality and range of services, other lifestyle offerings, and guest amenities. We mainly compete with other branded and independent hotel operating companies, national and international hotel brands and ownership companies. In addition, we may face competition from new entrants in the hospitality industry in Malaysia or increased competition from competitors who are expanding rapidly. Such competitors include vacation rental online marketplace companies. New and existing competitors may offer more competitive rates, greater convenience, superior services or amenities, or superior facilities, possibly attracting guests away from the hotels that we may operate or manage in the future and resulting in lower occupancy rate for such hotels.

Competitors may also outbid us in the selection of sites for new leased hotel conversion, negotiate better management terms for potential franchised hotels or offer better terms to our existing franchised hotel owners, thereby slowing our anticipated pace of expansion. Furthermore, our typical guests may change their travel, spending and consumption patterns and choose to stay in other types of hotels. Any of these factors may have an adverse effect on our competitive position, results of operations and financial condition.

In the PropTech sector, our competitors offer various products and services that compete with us. Some of these products include:

●	smart homes solutions;

●	property management apps ; and

●	community apps.

We compete with many of the companies that provide the above-mentioned products and services, as well as with other companies. To the extent that our competitors’ products and services to be superior, we may not be able to maintain or grow the number of customers, and our business, results of operations and financial condition may be materially and adversely affected as a result.

New competitors may enter the real estate project development, hospitality services and PropTech solutions industries with competing products and services, which could have a material and adverse effect on our business, results of operations and financial condition.

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The competitors to our new PropTech business could significantly impede our ability to expand our network and to reach our target market. Our competitors may also develop and market new technologies that render our existing or future products and services less competitive, unmarketable or obsolete. In addition, if competitors develop products or services with similar or superior functionality to our products and services, we may need to decrease the prices for our products and services to remain competitive or our products or services developed by us may be branded or generic, becoming obsolete before they are marketed or before we recover a significant portion of the development and commercialization expenses incurred with respect to these products. If we are unable to maintain our current pricing structure due to competitive pressures, our revenue may be reduced and our operating results may be negatively affected. Some of our larger competitors may be better able to respond more quickly with new technologies and to undertake more extensive marketing or promotional campaigns. If we are unable to compete with these companies, the demand for our products and services could substantially decline.

Also, if any of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could materially and adversely affect our ability to compete effectively. Our competitors may also establish or strengthen cooperative relationships with our current or future suppliers, technology partners or other parties with whom we have relationships, thereby limiting our ability to develop, improve and promote our solutions. We may not be able to compete successfully against current or future competitors, and competitive pressures may materially and adversely affect our business, results of operations and financial condition.

We plan to expand into the PropTech and hospitality markets and may at some point in the future expand into other new markets, and we may not be successful, which could adversely affect our financial condition, results of operations, cash flow and market value of our shares.

We plan to expand into the PropTech and hospitality sectors in 2024 and may at some point in the future expand into other new markets. Each of the risks applicable to our ability to acquire and integrate successfully and operate properties in our current markets is also applicable in new markets. Customers in any new market may not be familiar with our brands and we may need more time to build brand awareness in that market through greater investments in advertising and promotional activities than we anticipated. We may find it more difficult in new markets to hire, motivate and keep qualified employees who share our vision, passion and culture. In addition, we will not possess the same level of familiarity with the dynamics and market conditions of the new markets we may enter, which could adversely affect the results of our expansion into those markets, and we may be unable to build a significant market share or achieve our desired return on our investments in new markets. If we are unsuccessful in expanding into new markets, it could adversely affect our financial condition, results of operations, cash flow, the market value of our securities and ability to satisfy our principal and interest obligations and to make distributions to our shareholders.

Industry consolidation may give our competitors advantage over us, which could result in a loss of customers and/or a reduction of our revenue.

Some of our competitors have made or may make acquisitions or enter into partnerships or other strategic relationships in order to offer more comprehensive services or achieve greater economies of scale. In addition, new entrants not currently considered competitors may enter our market through acquisitions, partnerships or strategic relationships. Many potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. Industry consolidation may result in practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or services functionality. These pressures could result in a reduction in our revenue.

We may not be able to conduct our marketing activities effectively, properly, or at reasonable costs, which will have an impact on our business operations.

We invest significant resources in a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our services and products. For the year ended December 31, 2022, our advertising and promotion expenses were $66,964, representing approximately 12% of our total operating expense. We have an established social media presence on various platforms including Instagram and Facebook. While we seek to structure our advertising campaigns in the manner that we believe is most likely to encourage people to use our products and services, we may fail to identify advertising opportunities that satisfy our anticipated return on advertising spend as we scale our investments in marketing, accurately predict consumers’ acquisitions, or fully understand or estimate the conditions and behaviors that drive consumers’ behaviors. If for any reason any of our advertising campaigns prove less successful than anticipated in attracting new consumers, we may not be able to recover our advertising expense, and our rate of consumers acquisition may fail to meet market expectations, either of which could have an adverse effect on our business. There can be no assurance that our advertising and other marketing efforts will result in increased sales of our services and products.

Misappropriation or infringement of our intellectual property and proprietary rights, enforcement actions to protect our intellectual property and claims from third parties relating to intellectual property could materially and adversely affect our business, results of operations and financial condition.

Litigation regarding intellectual property rights is common in the Internet and technology industries. We expect that Internet technologies and software products and services may be increasingly subject to third-party infringement claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Our ability to compete depends upon our proprietary technology. While we rely on intellectual property laws, confidentiality agreements and technical measures to protect our proprietary rights, we believe that the technical and creative skills of our personnel, continued development of our proprietary systems and technology, brand name recognition and reliable website maintenance are essential in establishing and maintaining a leadership position and strengthening our brands. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our services or to obtain and use information that we regard as proprietary. Policing unauthorized use of our proprietary rights is difficult and may be expensive. We can provide no assurance that the steps we take will prevent misappropriation of technology or that the agreements entered into for that purpose will be enforceable. Effective trademark, service mark, patent, copyright and trade secret protection may not be available when our products and services are made available online. In addition, if litigation becomes necessary to enforce or protect our intellectual property rights or to defend against claims of infringement or invalidity, such litigation, even if successful, could result in substantial costs and diversion of resources and management attention.

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We also cannot provide any assurance that our products and services do not infringe on the intellectual property rights of third parties. Claims of infringement,  even if unsuccessful, could result in substantial costs and diversion of resources and management attention. If unsuccessful, we may be subject to preliminary and permanent injunctive relief and monetary damages, which may be trebled in the case of willful infringements.

Any lack of requisite approvals, licenses or permits applicable to our business, or any non-compliance with relevant laws and regulations, may have a material and adverse effect on our business, financial condition, results of operations and prospects.

Our business is subject to relevant statutes which include governmental supervision and regulations by various Malaysian governmental authorities including, but not limited to the following:

a. the Housing Development Act (“HDA”) 1966 and its regulations to regulate activities of housing developers and protection of house buyers. This HDA Act inter alia governs issues and protection for purchasers in relation to defect liability period, misrepresentation by developers in sales brochures, abandoned developments, late delivery of completion, non-compliance with approvals or development orders and non-issuance of certificate of compliance and completion (CCC) ;

b. Strata Title Act 1985 to govern ownership and administration of stratified properties and shared development ;

c. the Strata Management Act 2013 to provide developers and residents/landowners with regulations on effective management and maintenance of stratified buildings, common properties/facilities and all related matters of shared development;

d. National Land Code 1965 (inclusive relevant regulations and state Land Code where the land/project is located) ;

e. National Environmental Management Act 1998 and related regulations; and

f. Contracts Act 1950

Such government authorities promulgate and enforce laws and regulations that cover a variety of business activities that our operations concern, such as provision of internet information under the Electronic Commerce Act 2006, Personal Data and Protection Act 2010, Computer Crime Act 1997 and Communications and Multimedia Act 1998, among other things. These relevant statutes, acts and regulations in general regulate the entry into, the permitted scope of, as well as approvals, licenses and permits for, the relevant business activities.

In addition to obtaining necessary approvals, licenses and permits for conducting our business, we must comply with relevant laws and regulations. Our businesses are subject to various and complex laws and regulations, extensive government regulations and supervision. We may not be fully informed of all and new requirements under relevant laws and regulations in a timely manner, and even if we become aware of new requirements, due to uncertainties in their interpretations and implementation, it will be difficult for us to determine what actions or omissions would be deemed as violations of applicable laws and regulations. We may also not be able to respond to evolving laws and regulations and take appropriate action in time to adjust our business model. As a result, we may be in violation or non-compliance with such laws and regulations.

Due to the uncertainties in the regulatory environment of the industries in which we operate, there can be no assurance that we have obtained or applied for all the approvals, permits and licenses required for conducting our business and all activities in Malaysia, or that we would be able to maintain our existing approvals, permits and licenses or obtain any new approvals, permits and licenses if required by any future laws or regulations. If we fail to obtain and maintain approvals, licenses or permits required for our business, or to comply with relevant laws and regulations, we could be subject to liabilities, fines, penalties and operational disruptions, or we could be required to modify our business model, which could materially and adversely affect our business, financial condition and results of operations.

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Any damage to the reputation and recognition of our brand names, including negative publicity against us, may materially and adversely affect our business operations and prospects.

We believe our “Antharas” brand will be integral to our success, including the success of our sales and marketing efforts and our efforts to grow. Our continued success in maintaining and enhancing our brand depends, to a large extent, on our ability to provide consistent and high-quality services across offerings, as well as our ability to respond to competitive pressures. In addition, we must maintain our properties’ good condition and attractive appearance which requires ongoing renovations and other leasehold improvements, including periodic repair and replacement of furniture, fixtures and equipment. Our future PropTech and hospitality brand offerings, if any, also depend on successful execution of our brand strategy and customer perception of us as a leading and pioneering brand. If we are unable to maintain and enhance our brand reputation or fail to execute our brand strategy, our offerings may not be widely accepted by customers, which would adversely affect our business and results of operations.

We depend on our reputation and brand names in many aspects of our business operations. However, we cannot assure you that we will be able to maintain a positive reputation or brand name for all of our products in the future. Our reputation and brand names may be materially and adversely affected by a number of factors, many of which are beyond our control, including:

●	adverse associations with the third party-branded products we sell or which are sold in our stores or on our platform, including with respect to their efficacy or side effects;

●	lawsuits and regulatory investigations against us or otherwise relating to our products or industry;

●	improper or illegal conduct by our employees, suppliers and others, that is not authorized by us; and

●	adverse publicity associated with us, our products or our industry, whether founded or unfounded.

Any damage to our brand names or reputation as a result of these or other factors may cause our products or services to be perceived unfavorably by consumers and the existing and prospective employees, suppliers and others, and our business operations and prospects could be materially and adversely affected as a result.

We may experience failures in our information technology system, which could materially and adversely affect our business, financial condition and results of operations.

We depend heavily on our information technology system to manage our business processes, to record and process our operational and financial data, and to provide reliable services. We have built secure, stable and scalable IT infrastructure. However, our information technology system may fail due to natural disasters or failures of public infrastructure, our information technology infrastructure or our applications software systems that are wholly or partially beyond our control. Any material disruption to the operation of our information technology system could have a material adverse effect on our business. Our failure to address these problems could result in our inability to perform, or delays in our performance of, critical business operational functions, loss of key business data, or our failure to comply with regulatory functions, which could materially and adversely affect our business operations and customer service.

We currently do not maintain business interruption insurance and all workers compensation, public liability and all-risks insurance for our property development project is undertaken by our main contractor. Such insurance coverage may not cover all our damages and losses.

We currently do not maintain business interruption insurance or key person insurance, although we currently are investigating key person policies for our Chief Executive Officer and Chief Operating Officer. We will upon listing procure key person life insurance for our two Major Shareholders who are also our top Executive Officers. For our property development business, the workers compensation, public liability and all-risks insurance is undertaken by our main contractor, Geo Hill. They are responsible for all on-site insurance and coverage pursuant to the letter of award for the relevant project.

The nature of our business operations entails inherent risks such as risk of fire, theft and property loss at the worksites during the course of our service contracts or during the delivery of our services. While our Directors believe that we have sufficient insurance coverage for our business operations in line with industry standards and business practices in Malaysia and although we may be able to increase our insurance coverage when required, there is no assurance that our existing or future insurance coverage will be sufficient to indemnify us against all potential losses.

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We have limited insurance coverage.

If we are held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, our business, results of operations and financial condition may be materially and adversely affected. Even if the amounts and claims are within the limits and scope of our insurance coverage, the insurance provider may not be able to make the compensation payment to us in a timely manner. Any business disruptions or natural disasters may result in us incurring substantial costs and diversion of our corporate and business resources.

Our future strategic acquisitions, investments and partnerships could pose various risks, increase our leverage, dilute existing shareholders and significantly impact our ability to expand our overall profitability.

Acquisitions involve inherent risks, such those relating to increased leverage and debt service requirements and post-acquisition integration challenges, which could have a material and adverse effect on our results of operations and/or cash flow and could strain our human resources. We may be unable to successfully implement effective cost controls or achieve expected synergies as a result of a future acquisition. Acquisitions may result in our assumption of unexpected liabilities and the diversion of management’s attention from the operation of our business. Acquisitions may also result in our having greater exposure to the industry risks of the businesses underlying the acquisition. Strategic investments and partnerships with other companies expose us to the risk that we may not be able to control the actions of our investees or partners, which could decrease the amount of benefits we realize from a particular relationship. We are also exposed to the risk that our partners in strategic investments and infrastructure may encounter financial difficulties that could lead to a disruption of investee or partnership activities, or an impairment of assets acquired, which could adversely affect future reported results of operations and shareholders’ equity. Acquisitions may subject us to new or different regulations or tax consequences which could have an adverse effect on our operations.

In addition, we may be unable to obtain the financing necessary to complete acquisitions on attractive terms or at all. If we raise additional funds through future issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Ordinary Shares. Future equity financings would also decrease our earnings per share and the benefits derived by us from such new ventures or acquisitions might not outweigh or exceed their dilutive effect. Any additional debt financing we secure could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital or to pursue business opportunities. Realization of any of the foregoing risks associated with future strategic acquisitions, investments and partnerships could materially and adversely affect our business, results of operations and financial condition.

Our ability to operate effectively could be impaired if we fail to attract and retain our key employees.

Our success depends, in part, upon the continuing contributions of key employees and our continuing ability to attract, develop, motivate and retain highly qualified and skilled personnel. The loss of the services of any of our key employees or the failure to attract or replace qualified personnel may have a material and adverse effect on our business.

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If our IT capabilities and infrastructure fail to keep up with our growing business needs, industry trends or technological developments, our business, results of operations and financial condition may be materially and adversely affected.

We plan to further expand our business in the future. Our expansion has placed, and will continue to place, substantial demands on our IT capabilities and infrastructure. In order to manage and support our growth, we must continue to improve our IT systems, including investments in IT infrastructure and recruitment and training of IT personnel. We cannot assure you that the development of our IT capabilities and infrastructure will keep up with our growing business needs. If we fail to do so, our business, results of operations and financial condition may be materially and adversely affected.

Furthermore, the property development, PropTech and hospitality industries are rapidly evolving and subject to continuous technological changes. Our success will depend on our ability to keep up with the changes in technology and user behavior resulting from new developments and innovations. For example, as we provide our product and service offerings across a variety of mobile systems and devices, we are dependent on the interoperability of our services with popular mobile devices and mobile operating systems that we do not control, such as Android and iOS. If any changes in such mobile operating systems or devices degrade the functionality of our services or give preferential treatment to competitive services, the usage of our services could be adversely affected. In addition, we have invested in developing our data analytics and other technologies to improve our customer services and operational efficiency, but there is no guarantee that such investments may result in our anticipated outcomes or returns.

Technological innovations may also require substantial capital expenditures in product or service development as well as in modification of products, services or infrastructure. We cannot assure you that we can obtain financing to cover such expenditure. If we fail to adapt our products and services to such changes in an effective and timely manner, we may suffer from decreased user traffic and user base, which, in turn, could materially and adversely affect our business, financial condition and results of operations.

We may not be able to manage our expected growth, which could adversely affect our operating results.

Our expansion has placed, and will continue to place, substantial demands on our managerial, financial, operational, IT, and other resources. In order to manage and support our growth, we must continue to improve our existing managerial, operational and IT systems, including our financial and management controls, and recruit, train and retain qualified hotel management and other personnel. Our planned expansion will also require us to maintain consistent and high-quality accommodations and services to ensure that our brand does not suffer as a result of any deviations, whether actual or perceived, in our quality standards. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations or maintain our quality standards. If we are unable to do so, our results of operations and financial condition may be materially and adversely affected.

We may be adversely affected by any negative publicity concerning us and our business, shareholders, affiliates, directors, officers, other employees, business partners, other third parties as well as the industry in which we operate, regardless of its accuracy, that could harm our reputation and business.

Our ability to attract and retain customers is highly dependent upon the external perceptions of our services, trustworthiness and business practices. Negative perceptions or publicity about us and our business, shareholders, affiliates, directors, officers, employees, business partners, other third parties as well as the industry in which we operate, even if related to isolated incidents, could erode trust and confidence and damage our reputation among existing and potential customers. In turn, this could decrease the demand for our products and services, increase regulatory scrutiny and detrimentally effect our business. In addition to traditional media, there has been an increasing use of social media platforms and similar devices in Malaysia, including instant messaging applications, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. Negative publicity concerning these parties could be related to a wide variety of matters, including, but are not limited to:

●	alleged misconduct or other improper activities committed by our directors, officers, and employees, our franchisees and their personnel, as well as our business partners;
●	false or malicious allegations or rumors about us or our directors, shareholders, affiliates, officers, employees and franchisees;
●	complaints by our customers about our products and services;
●	security breaches of private customer or transaction data;
●	employment-related claims relating to alleged employment discrimination, wage and hour violations; and
●	governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations.

The availability of information on instant messaging applications and social media platforms is virtually immediate as is its impact without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company, shareholders, directors, officers and employees may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may materially harm our reputation, business, financial condition and results of operations.

Furthermore, our brand name and our business may be harmed by aggressive marketing and communication strategies by competitors and third parties. We may be subject to government or regulatory investigation or third-party claims as a result and we may be required to spend significant time and incur substantial costs to react to and address these consequences. There is no assurance that we will be able to effectively refute each of the allegations within a reasonable period of time, or at all. Additionally, public allegations, directly or indirectly, against us or our business partners, may be posted online by anyone on an anonymous basis. The availability of information on social media platforms is virtually immediate, as is its impact. Social media platforms may not necessarily filter or check the accuracy of information before publishing them and we are often afforded little or no time to respond. As a result, our reputation may be materially and adversely affected and our ability to attract and retain customers and maintain our market share and our financial conditions may suffer.

We face risks associated with the misconduct of our employees, business partners and their employees and other related personnel.

We rely on our employees to maintain and operate our business and have implemented an internal code of conduct to guide the actions of our employees. However, we do not have control over the actions of our employees, our business partners and their employees, and any misbehavior of our employees could materially and adversely affect our reputation and business. Despite the security measures we have implemented, we may be vulnerable to misconduct committed by our employees, our business partners and their employees and other related personnel. If an actual or perceived misconduct occurs, the market perception of the effectiveness of our services could be harmed, we may lose current and potential customers, and we may be exposed to legal and financial risks, including those from legal claims, regulatory fines and penalties, which in turn could adversely affect our business, reputation and results of operations.

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The wars in Ukraine and in the Middle East may materially and adversely affect our business and results of operations.

The recent outbreak of war in Ukraine has already affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect the global markets, our customers’ businesses and potentially our business. As at the date of this prospectus, to the best knowledge of the Company, we (i) do not have any direct business or contracts with any Russian or Ukraine entity as a supplier or customer, (ii) do not have any knowledge whether any our customers or suppliers have any direct business or contracts with any Russian entity, (iii) our business segments, products, lines of service, projects, or operations are not materially impacted by supply chain disruptions by the war in Ukraine, and (iv) have not been financially affected by the war in Ukraine. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations, and prospects.

We do not anticipate any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine, and we have not taken any actions to mitigate such potential risks. Our Board of Directors will continue to monitor any potential risks that might arise due to the war in Ukraine which are specific to the Company, including but not limited to risks related to cybersecurity, sanctions, and supply chain, suppliers, or service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.

Similarly, the war in Gaza is unpredictable and may expand into a regional or even possibly a global conflict. To date, this newest chapter in the long Middle East conflict has not resulted in any material adverse impact on the Company, but a prolonged conflict and/or significant escalation of hostilities would likely cause disruption in international relations and global trade, which in turn would likely adversely affect our business and the price of our Shares.

Risks relating to the property development and PropTech industry

We rely on key relationships with service providers across the real estate development industry, and to the extent they experience pressures in raw materials, labor, or timely construction and delivery of projects, it could in turn have an adverse impact on our business, prospect, liquidity, financial condition, and results of operations.

We primarily rely on service providers, including contractors, to perform the construction of substantially all of our condominiums, including the selection and procurement of raw materials used in the construction as well as the construction and delivery of the projects. If our contractors fail to timely construct and deliver projects, we will be subject to penalties for such delay under our contracts with customers. Therefore, to the extent such service providers experience pressures in raw materials, labor (including an increase in labor cost), or timely construction and delivery of projects, such pressures may pass through to us, which could increase our cost and adversely impact our business, prospects, liquidity, financial condition, and results of operations.

We may be unable to complete our property development projects on time, or at all.

The progress and costs for our development projects can be adversely affected by many factors, including:

●	delays in obtaining necessary licenses, permits, or approvals from government agencies or authorities;
●	shortages of materials, equipment, contractors, and skilled labor;
●	disputes with our contractors;
●	failures by our contractors to comply with our designs, specifications, or standards;
●	difficult geological situations or other geotechnical issues;
●	onsite labor disputes or work accidents;
●	epidemics or pandemics, such as the COVID-19 pandemic; and
●	natural catastrophes or adverse weather conditions.

Any construction delays, or failure to complete a project according to our planned specifications or budget, may delay our property sales, which could harm our revenue, cash flows, and reputation.

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The negotiation of option agreements with potential sellers for our upcoming property development projects is subject to inherent uncertainties, and there is no assurance that such agreements will ultimately be signed.

We are still at the stage of negotiating the option agreements for the purchase of a few properties in our project pipeline, such as Austin Antharas and Grand Antharas. The successful execution of these option agreements or sale and purchase agreements for our planned acquisitions is contingent upon various factors, including but not limited to reaching mutually agreeable terms, satisfactory due diligence outcomes and regulatory approvals if any. There is a risk that the anticipated property acquisitions may not materialize as expected. In the event that we fail to acquire the properties as planned, our ability to proceed with the upcoming projects may be adversely affected. Due to the complexity of the real estate market, suitable and comparable properties may not be readily available. We may not be able to identify comparable properties to replace the initially intended acquisitions at a commercially reasonably price or at all. It may lead to delays in the implementation of our strategic initiatives, potential disruptions in project timelines and loss of anticipated revenue streams. As a result, our business, growth prospects and financial performance will be adversely affected.

The recognition of our real estate revenue and costs relies upon our estimation of total project sales value and costs.

We recognize our real estate revenue based on the full accrual method and the percentage of completion method depending on the estimated project construction period. Under both methods, revenue and costs are calculated based on an estimation of total project costs and total project revenue. Any material deviation between actual and estimated total project sales and costs may result in an increase, a reduction, or an elimination of reported revenue or costs from period to period, which will affect our net income.

We may be unable to acquire desired development sites at commercially reasonable costs.

Our revenue depends on the completion and sale of our projects, which in turn depends on our ability to acquire development sites. Our land costs are a major component of our cost of real estate sales and increases in such costs could diminish our gross margin. We are obligated to pay land cost under the Development Agreement with Pesat Bumi, a related party. The policies of the Malaysian government, including those related to land supply and urban planning, may affect our ability to acquire, and our costs of acquiring, land use rights for our projects. We expect to acquire our development sites for Austin Antharas and Grand Antharas by open market purchases. In addition, we may not successfully obtain desired development sites due to the increasingly intense competition in the bidding processes. In the future, we may also need to acquire land use rights through acquisition, which could increase our costs. Moreover, the supply of potential development sites in any given city will diminish over time, and we may find it increasingly difficult to identify and acquire attractive development sites at commercially reasonable costs in the future.

We may rely on third-party contractors.

We expect that substantially all of our project construction and related work will be outsourced to third-party contractors in the future. Currently, the general contractor for our Geo Antharas Project is a related party. We are exposed to risks that the performance of our contractors may not meet our level of standards or specifications. Negligence, delay or poor work quality by contractors may result in defects in our buildings or residential units, which could in turn cause us to suffer financial losses, harm our reputation or expose us to third-party claims. If the performance of any third party contractor is not satisfactory or is delayed, we may need to replace such contractor or take other actions to remedy the situation, which could adversely affect the cost and construction progress of our projects. Moreover, the completion of our property developments may be delayed. In addition, we work with multiple contractors on different projects and we cannot guarantee that we can effectively monitor their work at all times. Although our construction and other contracts contain provisions designed to protect us, we may be unable to successfully enforce these rights and, even if we are able to successfully enforce these rights, the third-party contractors may not have sufficient financial resources to compensate us. Moreover, the contractors may undertake projects from other property developers, engage in risky undertakings or encounter financial or other difficulties, such as supply shortages, labor disputes or work accidents, which may cause delays in the completion of our property projects or increases in our costs.

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Our performance and value are subject to risks associated with real estate assets and with the real estate industry.

Our ability to pay expected dividends to our shareholders depends on our ability to generate revenues in excess of expenses, scheduled principal payments on debt and capital expenditure requirements. Events and conditions generally applicable to owners and operators of real property that are beyond our control may decrease cash available for distribution to you and the value of our properties. These events include:

●	local oversupply, increased competition or reduction in demand for residential units;
●	our inability to sell apartment units on favorable terms;
●	inability to finance property development and acquisitions on favorable terms;
●	increased operating costs, including insurance premiums, utilities and real estate taxes;
●	costs of complying with changes in governmental regulations;
●	the relative illiquidity of real estate investments; and
●	changing submarket demographics.

In addition, periods of economic slowdown or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in property price, which would materially adversely affect our financial condition, results of operations, cash flow, cash available for distribution to you, per share trading price of our Ordinary Shares and ability to satisfy our debt service obligations.

Unfavorable market and economic conditions in Malaysia and globally and in the real estate market could adversely affect our ability to sell our properties and the overall market value of our assets, impair our ability to sell, recapitalize or refinance our assets and have an adverse effect on our results of operations, financial condition, cash flow and our ability to make distributions to our shareholders.

Unfavorable market conditions and unfavorable economic conditions in Malaysia and/or globally may significantly affect our ability to sell our properties, the market value of our assets and our ability to strategically acquire, dispose, recapitalize or refinance our properties on economically favorable terms or at all. Our ability to sell our properties at favorable price may be adversely affected by increases in supply of commercial, retail and/or residential space in our markets and is dependent upon overall economic conditions, which are adversely affected by, among other things, job losses and unemployment levels, recession, stock market volatility and uncertainty about the future. Some of our major expenses, including mortgage payments and real estate taxes, generally do not decline when related property prices decline. We expect that any declines in the values of our buildings would cause us to have less cash available to pay our indebtedness, fund necessary capital expenditures and to make distributions to our shareholders, which could negatively affect our financial condition and the market value of our shares. Our business may be affected by the volatility and illiquidity in the financial and credit markets, a general global economic recession and other market or economic challenges experienced by the real estate industry or the Malaysia economy as a whole.

Factors that may affect our cash flow and/or the value of our properties include the following, among others:

●	downturns in global, national, regional and local economic and demographic conditions;

●	declines in the financial condition of our targeted homebuyers;

●	significant job losses in the industries from which our residential buyers derive their incomes, which may decrease demand for our residential space, causing property values to be affected negatively;

●	an oversupply of, or a reduced demand for, commercial and/or retail space and/or apartment homes;

●	declines in household formation;

●	unfavorable residential mortgage rates;

●	changes in property price in our markets and/or the attractiveness of our properties, particularly as our buildings continue to age, and our ability to fund repair and maintenance costs;

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●	economic conditions that could cause an increase in our operating expenses, such as increases in property taxes (particularly as a result of increased local, state and national government budget deficits and debt and potentially reduced federal aid to state and local governments), utilities, insurance, compensation of on-site personnel and routine maintenance;

●	opposition from local community or political groups with respect to the development and/or operations at a property;

●	investigation, removal or remediation of hazardous materials or toxic substances at a property; and

●	changes in, and changes in enforcement of, laws, regulations and governmental policies, including without limitation, health, safety, environmental and zoning laws.

We may be unable to sell our apartment units, which could adversely affect our financial condition, results of operations and cash flow.

We cannot assure you that we will be able to sell our apartment units at a favorable price or at all. If we are unable to sell our vacant apartment units or forced to sell them at an unfavorable price, our financial condition, results of operations, cash flow, the market value of our Ordinary Shares and our ability to satisfy our debt obligations and to make distributions to our shareholders would be adversely affected.

We remain obligated to fulfil payment obligations owed to landowners for our property development projects, even if we fail to build the property or fail to sell the units built.

In November 2018, we entered into a development agreement with the owner of the piece of land where Geo Antharas is located, pursuant to which we were granted the right to develop the land. The transactions under such development agreement is considered related party transaction. See “Related Party Transactions” for details. As a consideration for utilizing the land, we committed to pay to the land owner proceeds from the sales of a portion of the developed units of Geo Antharas equaling RM60 million and to deliver such developed units if the payment is not fully settled as agreed. Substantial risks arise from the inherent uncertainties in the property market and the construction process, which may result in units not being built or sold as anticipated. Under such scenario, we will still be bound to fulfil our payment obligations to the landowner. This could exert financial strain on the Company, and adversely affect the Company’s liquidity, profitability and overall financial performance. For details of the development agreement, see “Business – Our Business – Geo Antharas.”

We may engage in development or redevelopment activities, which could expose us to different risks that could adversely affect us, including our financial condition, cash flow and results of operations.

We may engage in development or redevelopment activities with respect to our properties as we believe market conditions dictate.

If we engage in these activities, we will be subject to certain risks, which could adversely affect us, including our financial condition, cash flow and results of operations. These risks include, without limitation,

●	the availability and pricing of financing on favorable terms or at all;

●	the availability and timely receipt of zoning and other regulatory approvals;

●	start up, development, repositioning and redevelopment costs may be higher than anticipated;

●	cost overruns and untimely completion of construction (including risks beyond our control, such as weather or labor conditions or material shortages); and

●	changes in the pricing and availability of buyers and sellers of such properties.

These risks could result in substantial unanticipated delays or expenses and could prevent the initiation or the completion of development and redevelopment activities, any of which could have an adverse effect on our financial condition, results of operations, cash flow, the market value of our Ordinary Shares and ability to satisfy our debt obligations and to make distributions to our shareholders.

Real estate investments are relatively illiquid and may limit our flexibility.

Equity real estate investments are relatively illiquid, which may tend to limit our ability to react promptly to changes in economic or other market conditions. Our ability to dispose of assets in the future will depend on prevailing economic and market conditions. Our inability to sell our properties on favorable terms or at all could have an adverse effect on our sources of working capital and our ability to satisfy our debt obligations. In addition, real estate can at times be difficult to sell quickly at prices we find acceptable. These potential difficulties in selling real estate in our markets may limit our ability to change, or reduce our exposure to, the buildings in our portfolio promptly in response to changes in economic or other conditions.

Competition could limit our ability to acquire attractive investment opportunities and increase the costs of those opportunities, which may adversely affect us, including our profitability and impede our growth.

We compete with numerous commercial developers, real estate companies and other owners and operators of real estate for buildings for acquisition and pursuing buyers for dispositions. We expect that other real estate investors, including insurance companies, private equity funds, sovereign wealth funds, pension funds, REITs and other well-capitalized investors will compete with us to acquire existing properties and to develop new properties. Our markets are each generally characterized by high barriers-to-entry to construction and limited land on which to build new commercial, retail and residential space, which contributes to the competition we face to acquire existing properties and to develop new properties in these markets. This competition could increase prices for properties of the type we may pursue and adversely affect our profitability and impede our growth.

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We are subject to losses that are either uninsurable or uninsured.

We currently do not maintain any insurance. All workers compensation, public liability and all-risks insurance for our property development project is undertaken by our main contractor. Our properties are located in areas that could be subject to, among other things, flood and windstorm losses. Insurance coverage for flood and windstorms can be costly because of limited industry capacity. As a result, we may experience shortages in desired coverage levels if market conditions are such that insurance is not available or the cost of insurance makes it, in our belief, economically impractical to maintain such coverage. In addition, our properties may be subject to the risk of terrorist attacks. We cannot assure you, however, that any uninsured loss or liability will not have an adverse effect on our business and our financial condition and results of operations.

We are subject to risks from natural disasters such as severe weather.

Natural disasters, including severe weather such as hurricanes or floods, may result in significant damage to our properties. The extent of our casualty losses and loss in operating income in connection with such events is a function of the severity of the event and the total amount of exposure in the affected area. When we have geographic concentration of exposures, a single catastrophe or destructive weather event affecting Malaysia may have a significant negative effect on our financial condition, results of operations and cash flows. As a result, our operating and financial results may vary significantly from one period to the next. Our financial results may be adversely affected by our exposure to losses arising from natural disasters or severe weather. We also are exposed to risks associated with inclement winter weather, including increased need for maintenance and repair of our buildings.

Climate change may adversely affect our business.

To the extent that climate change does occur, we may experience extreme weather and changes in precipitation and temperature,   all of which may result in physical damage or a decrease in demand for our properties located in the areas affected by these conditions. Should the impact of climate change be material in nature or occur for lengthy periods of time, our financial condition or results of operations would be adversely affected. In addition, changes in applicable laws and regulations governing climate change could result in increased capital expenditures to improve the energy efficiency of our existing properties in order to comply with such regulations.

We may become subject to liability relating to environmental and health and safety matters, which could have an adverse effect on us, including our financial condition and results of operations.

Under various Malaysian laws, ordinances and regulations, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from the presence or release of hazardous substances (such as lead, asbestos and polychlorinated biphenyls), waste, petroleum products and other miscellaneous products (including but not limited to natural products such as methane and radon gas) at, on, in, under or from such property, including costs for investigation or remediation, natural resource damages, or third-party liability for personal injury or property damage. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence or release of such materials, and the liability may be joint and several. Some of our properties may be affected by contamination arising from current or prior uses of the property or from adjacent properties used for commercial, industrial or other purposes. Such contamination may arise from spills of petroleum or hazardous substances or releases from tanks used to store such materials. We also may be liable for the costs of remediating contamination at off-site disposal or treatment facilities when we arrange for disposal or treatment of hazardous substances at such facilities, without regard to whether we comply with environmental laws in doing so. The presence of contamination or the failure to remediate contamination on our properties may adversely affect our ability to attract homebuyers and our ability to develop or sell or borrow against those properties. In addition to potential liability for clean-up costs, private plaintiffs may bring claims for personal injury, property damage or for similar reasons. Environmental laws also may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which that property may be used or how businesses may be operated on that property.

In addition, our properties are subject to various Malaysian environmental and health and safety laws and regulations. Noncompliance with these environmental and health and safety laws and regulations could subject us to liability. Moreover, changes in laws could increase the potential costs of compliance with such laws and regulations or increase liability for noncompliance. This may result in significant unanticipated expenditures or may otherwise adversely affect our operations and/or cash flow.

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As the owner or operator of real property, we may also incur liability based on various building conditions. For example, buildings and other structures on properties that we currently own or operate or those we acquire or operate in the future contain, may contain, or may have contained, asbestos-containing material (“ACM”). Environmental and health and safety laws require that ACM be properly managed and maintained and may impose fines or penalties on owners, operators or employers for non-compliance with those requirements. These requirements include special precautions, such as removal, abatement or air monitoring, if ACM would be disturbed during maintenance, renovation or demolition of a building, potentially resulting in substantial costs. In addition, we may be subject to liability for personal injury or property damage sustained as a result of exposure to ACM or releases of ACM into the environment.

In addition, our properties may contain or develop harmful mold or suffer from other indoor air quality issues. Indoor air quality issues also can stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants or to increase ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from homeowners or others if property damage or personal injury occurs.

We cannot assure you that costs or liabilities incurred as a result of environmental, health or safety issues will not affect our ability to make distributions to our shareholders or that such costs, liabilities, or other remedial measures will not have an adverse effect on our financial condition, results of operations and/or cash flows.

If our PropTech technology and development efforts are not successful, our business may be harmed.

We intend to invest significant resources in developing PropTech technology, tools, features, and products. If we do not spend our development budget efficiently or effectively on commercially successful and innovative technologies, we may not realize the expected benefits of our strategy. Moreover, technology development is inherently challenging and expensive, and the nature of development cycles may result in delays between the time we incur expenses and the time we make available new offerings and generate revenue, if any, from those investments. Anticipated customer demand for an offering we are developing could also decrease after the development cycle has commenced, and we would not be able to recoup substantial costs we incurred. We cannot assure you that we will be able to identify, design, develop, implement and utilize, in a timely and cost-effective manner, PropTech technologies necessary for us to compete effectively, that such technologies will be commercially successful, or that products and services developed by others will not render our offerings noncompetitive or obsolete. If we do not achieve the desired or anticipated customer acquisition and transaction efficiency leverage from our technology investments, our business may be harmed.

If our current or future technology developments and service improvements do not meet customer expectations, our business may be harmed.

Our success in the PropTech business will depend on our ability to innovate and adapt our products to meet evolving industry standards and customer expectations. We expect to expend substantial time, capital and other resources understanding the needs of customers and developing PropTech offerings to meet those needs. We cannot assure you that our future PropTech offerings will be satisfactory to or broadly accepted by customers, or competitive with the offerings of other businesses. If our current or future offerings are unable to meet industry and customer expectations in a timely and cost-effective manner, our business will be harmed.

Cybersecurity incidents could disrupt our business operations, result in the loss of critical and confidential information, and harm our business.

Global cybersecurity threats and incidents can range from uncoordinated individual attempts to gain unauthorized access to information technology systems to sophisticated and targeted measures known as advanced persistent threats, directed at us or our third-party service providers. In the ordinary course of our business, we and our third-party service providers collect and store sensitive data, including our proprietary business information and intellectual property, and that of our customers, including personally identifiable information. The secure processing, maintenance and transmission of this information are critical to our operations and we rely on the security procedures of these third-party data storage providers. Although we employ comprehensive measures designed to prevent, detect, address and mitigate these threats (including access controls, data encryption, vulnerability assessments and maintenance of backup and protective systems), cybersecurity incidents, depending on their nature and scope, could potentially result in the misappropriation, destruction, corruption or unavailability of critical data and confidential or proprietary information (our own or that of third parties, including personally identifiable information of our customers) and the disruption of business operations. Any such compromises to our security could cause customers to lose trust and confidence in us, and stop using our future PropTech products in their entirety. In addition, we may incur significant costs for remediation that may include liability for stolen assets or information, repair of system damage, and compensation to customers and business partners. We may also be subject to legal claims, government investigations and additional legal requirements.

Rapid technological change in markets we serve requires us to develop new technologies and products.

Rapid technological change in the PropTech market that we plan serve could contribute to shortened product life cycles and a decline in average selling prices of our future PropTech products. Our results of operations will depend in part upon our ability to successfully develop, manufacture and market innovative PropTech products. We expect to make significant investments in research and development to develop new PropTech technologies and products to meet changing customer demands, and we might not realize a return on our investments because they are generally made before commercial viability can be assured. Further, projects that are commercially viable may not contribute significant revenue until at least one or more years after they are completed.

We may be unable to identify and successfully complete acquisitions and, even if acquisitions are identified and completed, we may fail to successfully operate acquired properties, which could adversely affect us and impede our growth.

Our ability to identify and acquire properties on favorable terms and successfully develop, redevelop and/or operate them may be exposed to significant risks. Agreements for the acquisition of properties are subject to customary conditions to closing, including completion of due diligence investigations and other conditions that are not within our control, which may not be satisfied. In this event, we may be unable to complete an acquisition after incurring certain acquisition-related costs. In addition, if mortgage debt is unavailable at reasonable rates, we may be unable to finance the acquisition on favorable terms in the time period we desire, or at all. We may spend more than budgeted to make necessary improvements or renovations to acquired properties and may not be able to obtain adequate insurance coverage for new properties. Further, acquired properties may be located in new markets where we may face risks associated with a lack of market knowledge or understanding of the local economy, lack of business relationships in the area and unfamiliarity with local governmental and permitting procedures. We may also be unable to integrate new acquisitions into our existing operations quickly and efficiently, and as a result, our results of operations and financial condition could be adversely affected. Any delay or failure on our part to identify, negotiate, finance and consummate such acquisitions in a timely manner and on favorable terms, or operate acquired properties to meet our financial expectations, could impede our growth and have an adverse effect on us, including our financial condition, results of operations, cash flow and the market value of our Ordinary Shares.

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We may experience a decline in the fair value of our assets, which may have a material impact on our financial condition, liquidity and results of operations and adversely impact the market value of our shares.

A decline in the fair market value of our assets may require us to recognize an other-than-temporary impairment against such assets under GAAP if we were to determine that we do not have the ability and intent to hold any assets in unrealized loss positions to maturity or for a period of time sufficient to allow for recovery to the amortized cost of such assets. In such event, we would recognize unrealized losses through earnings and write down the amortized cost of such assets to a new cost basis, based on the fair value of such assets on the date they are considered to be other-than-temporarily impaired. Such impairment charges reflect non-cash losses at the time of recognition; subsequent disposition or sale of such assets could further affect our future losses or gains, as they are based on the difference between the sale price received and adjusted amortized cost of such assets at the time of sale, which may adversely affect our financial condition, liquidity and results of operations.

From time to time, we may enter into joint venture relationships or other arrangements regarding the joint ownership of property, where we retain a majority stake. Our investments in and through such arrangements could be adversely affected by our lack of sole decision-making authority regarding major decisions, our reliance on our joint venture partners’ financial condition, any disputes that may arise between us and our joint venture partners and our exposure to potential losses from the actions of our joint venture partners. Risks associated with joint venture arrangements may include but are not limited to the following:

●	Our joint venture partners might experience financial distress, become bankrupt or fail to fund their share of required capital contributions, which may delay construction or development of a property or increase our financial commitment to the joint venture;

●	We may be responsible to our partners for indemnifiable losses;

●	Our joint venture partners may have business interests or goals with respect to a property that conflict with our business interests and goals, which could increase the likelihood of disputes regarding the ownership, management or disposition of the property;

●	We may be unable to take actions that are opposed by our joint venture partners under arrangements that require us to share decision-making authority over major decisions affecting the ownership or operation of the joint venture and any property owned by the joint venture, such as the sale or financing of the property or the making of additional capital contributions for the benefit of the property;

●	Our joint venture partners may take actions that we oppose;

●	Our ability to sell or transfer our interest in a joint venture to a third party without prior consent of our joint venture partners may be restricted;

●	We may disagree with our joint venture partners about decisions affecting a property or a joint venture, which could result in litigation or arbitration that increases our expenses, distracts our officers and directors and disrupts the day-to-day operations of the property, including by delaying important decisions until the dispute is resolved;

●	We may suffer losses as a result of actions taken by our joint venture partners with respect to our joint venture investments; and

●	In the event that we obtain a minority position in a joint venture, we may not have significant influence or control over such joint venture or the performance of our investment therein.

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Risks related to the hospitality industry

The following risks may apply to us in connection with our operation of Wyndham GS Genting as well as to any hotels we might purchase, lease, operate or manage in the future.

Early termination of the Wyndham Agreement or any change in its terms could harm our business and results of operations .

A major part of our growth strategy focuses on the partnership with Wyndham and the franchise agreement in relation to the use of the Wyndham brand for our future property services, which was executed on December 31, 2023 and runs for ten years (the “Wyndham Agreement”). The Wyndham Agreement requires us to have our facility in Genting Highlands ready to open for business no later than July 31, 2024 (the “Open Date Deadline”). If we cannot meet the Open Date Deadline, Wyndham may terminate the Wyndham Agreement. In the event that Wyndham terminates the Wyndham Agreement for this reason or other reasons, we may need to alter our business strategy which will incur extra costs and could adversely impact our business and results of operations. Even if the Wyndham Agreement is beneficial to us, it is anticipated that our business operations will rely on additional franchising arrangements in the future. Any unforeseen circumstances or breaches of the Wyndham Agreement could lead to the termination of the franchise relationship. This termination might be triggered by factors beyond our control, such as changes in Wyndham’s corporate strategy, market conditions, or compliance issues. Sudden termination of the franchise agreement could adversely impact our ability to operate under the established Wyndham brand, affecting our revenue streams and market reputation. Moreover, changes in the terms of the Wyndham Agreement or any other future franchise agreements, or any disruptions, disputes, or adverse developments related to any such agreements could have a material adverse effect on our financial condition and results of operations.

The control Wyndham holds over our conduct of hospitality business would limit our autonomy and may adversely affect our competitiveness and overall performance.

Under the Wyndham Agreement, Wyndham as the franchisor may exert control over certain aspects of the Company’s conduct of business, including marketing strategies, quality standards, and business practices. The level of control imposed by Wyndham could limit our flexibility in adapting to market changes or pursuing independent initiatives. This potential lack of autonomy may impact our ability to innovate and respond to dynamic market conditions, affecting our competitiveness and overall performance. Moreover, franchisor-enforced quality standards and operational guidelines may place a burden on the Company to ensure consistent compliance. Failure to adhere to these standards could result in reputational damage, customer dissatisfaction, and potential legal consequences, impacting the Company’s brand equity and long-term viability.

Our operating results are subject to conditions typically affecting the hospitality industry in Malaysia, any of which could reduce our revenues and limit opportunities for growth.

Our operating results are subject to conditions typically affecting the hospitality industry in Malaysia, including, among others:

●	changes in national, regional or local economic conditions;
●	contraction in the global economy or low levels of economic growth;
●	competition from other hotels and vacation rental online marketplace companies;
●	the attractiveness of hotels we may manage or own to our guests;
●	local market conditions such as an oversupply of, or a reduction in demand for, hotel rooms;
●	adverse weather conditions, natural disasters or serious contagious diseases, such as COVID-19;
●	the ability of third-party internet and other travel intermediaries who sell hotel rooms to guests to attract and retain customers;
●	the availability and cost of capital necessary for us to fund investments, capital expenditures and service debt obligations;
●	delays in or cancellations of planned or future development or refurbishment projects;
●	seasonal and cyclical volatility in the hospitality industry;
●	changes in desirability of geographic regions of the hotels within our market, geographic concentration of our operations and customers and shortages of desirable locations for development;
●	the performance of managerial and other employees of our hospitality services business; and
●	increases in operating costs and expenses, particularly rents, due to inflation and other factors.

Changes in any of these conditions could adversely affect our occupancy rates or otherwise adversely affect our results of operations and financial condition.

We may not be able to successfully identify, secure or operate additional hotel properties.

In addition to managing Wyndham Garden Suites in Genting Highlands pursuant to the Wyndham Agreement, we may open or manage more hotels in markets where we have a presence and in other areas in Malaysia to further grow our business, whether in partnership with Wyndham or otherwise. We may not be successful in identifying, leasing, managing and operating additional hotel properties at desirable locations and on commercially reasonable terms, or at all. In more developed cities, it may be difficult to increase the number of hotels because we or our competitors may already have operations in such cities, rental prices may increase, or our competitors may be able to gain leases of properties before we can do so. In some cases, our competitors may be willing to enter into less favorable purchase, lease or hotel management arrangements in order to prevent us from securing a particular property. Alternatively, in less developed cities, demand for new hotels may not increase as rapidly as we may expect. In addition, even if we are able to successfully identify and lease or manage new hotel properties, new hotels may not generate the returns we expect. Furthermore, we may incur costs in connection with evaluating properties and negotiating with property owners, lessors and franchised hotel owners, including properties that we are subsequently unable to lease or manage. If we fail to successfully identify or compete for additional hotel properties, our ability to execute our growth strategy could be impaired and our business and prospects may be materially and adversely affected.

The growth of third-party websites and other hotel reservation intermediaries and travel consolidators may adversely affect our margins and profitability.

Hotel rooms that we may operate or manage in the future sometimes are reserved through third-party websites and other hotel reservation intermediaries and travel consolidators to whom we pay commissions for such services, including agoda.com, booking.com and trip.com. We believe that such intermediaries and consolidators aim to have consumers develop loyalties to their reservation systems rather than to hotel brands such as ours. In addition, as the competitive landscape of the third-party hotel reservation intermediary business changes, we may be forced to enter into exclusive agreement with one of them or other types of arrangements, which may further strengthen such intermediary’s market position at the expense of ours. If these intermediaries and consolidators become a significant channel through which our guests make reservations, they may be able to negotiate higher commissions, reduced room rates, or other significant concessions from us, which could adversely affect our margins and profitability. These intermediaries and consolidators also may reduce our bookings by de-ranking the hotels that we may operate or manage in the future in search results on their platforms. Although we expect to enter into our contracts with many hospitality intermediaries that offer preferential commission rates to hotels, we cannot be assured as such, and we may not be able to renegotiate these contracts upon their expiration with terms as favorable as the terms of our initial contracts.

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We are subject to various hospitality industry, health and safety, construction, fire prevention and environmental laws and regulations that may subject us to liability.

Each hotel that we now or in the future may own, lease or manage must hold a basic business license and a special industry license issued by the local public security bureau and must have hotel operation included in the business scope of their respective business license. In addition, each hotel must complete fire prevention safety inspection/commitment with the local public security bureau and obtain hygiene permits and environmental impact assessment approvals. We also may need to obtain approvals and make filings for any future hotel construction projects with fire prevention authorities and construction authorities. Our business also is subject to various health and safety and environmental laws and regulations that affect our operations and conversion activities in the jurisdictions in which we operate, including construction, building, zoning, environmental protection, food safety, public safety, health and sanitary requirements.

We cannot assure you that we or our employees comply with or will comply with all present and future laws and regulations related to our business, including without limitation to hospitality industry, health, safety, construction, fire prevention and environmental laws and regulations. Such non-compliance may subject us to monetary damages, the imposition of fines or other administrative penalties or investigations against us, or the suspension of our operations or conversion activities, which in turn could materially and adversely affect our financial condition and results of operations. Furthermore, new regulations could also require us to retrofit or modify any hotels that we might own, operate or manage in the future or incur other significant expenses. Any failure by us to control the use of, or to adequately restrict the discharge of, hazardous substances in our conversion activities, or otherwise operate in compliance with environmental laws, could subject us to potentially significant monetary damages and fines or suspension of our business operations, which could materially and adversely affect our financial condition and results of operations.

Accidents, injuries or prohibited activities in the hotels that we may operate or manage in the future may adversely affect our reputation and subject us to liability.

There are inherent risks of accidents, injuries or prohibited activities (such as illegal drug use, gambling, violence or prostitution by guests) taking place in hotels. The occurrence of one or more accidents, injuries or prohibited activities at any hotel that we may operate or manage in the future could adversely affect our safety reputation among guests, harm our brand, decrease our overall occupancy rates, and increase our costs by requiring us to implement additional safety measures. In addition, if accidents, injuries or prohibited activities occur at any of these hotels, we may be held liable for costs or damages and fines. Our current property and liability insurance policies may not provide adequate or any coverage for such losses, and we may be unable to renew our insurance policies or obtain new insurance policies without increases in premiums and deductibles or decreases in coverage levels, or at all.

The restaurants operated within hotels that we may operate or manage in the future face risks related to instances of food-borne illnesses and other food safety accidents.

Our possible reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by third-party food suppliers and distributors outside of our control and the risk of multiple locations being affected rather than a single restaurant. New illnesses resistant to any precautions may develop in the future, or diseases with long incubation periods could arise that could give rise to claims or allegations on a retroactive basis. Reports in the media of instances of food-borne illnesses could result in fines and other penalties and, if highly publicized, negatively impact restaurant sales, forcing the closure of some restaurants and affect our customers’ confidence in our future hotel business. Furthermore, other illnesses, such as hand, foot and mouth disease or avian influenza, could adversely affect the supply of some of the restaurants’ food products and significantly increase such restaurants’ costs, which may also adversely affect the results of operations of the relevant hotels.

If we are unable to access funds to maintain the condition and appearance of the hotels that we may operate or manage in the future, the attractiveness of such hotels and our reputation could suffer and hotel occupancy rates may decline.

In order to maintain the condition and attractiveness of hotels that we may operate or manage in the future, ongoing renovations and other leasehold improvements, including periodic replacement of furniture, fixtures and equipment, are required. Such investments and expenditures require ongoing funding and, to the extent we cannot fund these expenditures from existing cash or cash flow generated from operations, we must borrow or raise capital through financing. We may not be able to access capital and our franchisors may be unwilling to spend available capital when necessary, even if required by the terms of our franchise agreements. If we fail to make investments necessary to maintain or improve the properties, our hotels’ attractiveness and reputation could suffer, we could lose market share to our competitors.

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Seasonality of our business and national or regional special events may cause fluctuations in our results of operations and financial condition, and adversely affect our profitability.

The hospitality industry is subject to fluctuations in revenues due to seasonality. The periods during which our properties experience higher revenues vary from property to property, depending principally upon their location, type of property and competitive mix within the specific location. Generally, the peak seasons in the hospitality industry in Malaysia are Malaysia and Singapore school holidays, any long weekends (where Monday or Friday is also a holiday) and in the month of December. In addition to this, specifically for Wyndham Garden Suites in Genting, 2 weeks to 1 month into the Chinese Lunar New Year is also considered to be peak season.

Certain special events, such as large-scale exhibitions, concerts or sports events, may increase the demand for the hotels that we may operate or manage in the future significantly as such special events may attract travelers into and within the regions in Malaysia where we may operate or manage hotels in the future. Based on our understanding of the Malaysian hospitality industry, we generally expect our net revenues generated from our hospitality offerings to be higher in the months of January, February, April, May, September and December due to general travel and consumption patterns in Malaysia.

Any negative publicity, legal actions, or compliance issues related to the Wyndham brand could adversely affect our financial condition and results of operations.

Our success under the Wyndham brand heavily relies on maintaining the positive reputation associated with it. However, as we will only be a franchisee of the Wyndham brand, we will not be the only company who operates and manages properties under the Wyndham brand. We have no control over how Wyndham, the owner of the Wyndham brand, manages the brand or over the conduct of other franchisees of the brand. Any negative publicity, legal actions, or compliance issues related to the franchised Wyndham brand could tarnish the brand image, and adversely affect our financial condition and results of operations.

Risks Related to Doing Business in Malaysia

All of our properties are located in Malaysia, and adverse economic or regulatory developments in Malaysia or parts thereof could negatively affect our results of operations, financial condition, cash flow, and ability to make distributions to our shareholders.

All of our properties are located in Malaysia. As a result, our business is dependent on the condition of the economy in Malaysia and the views of potential homebuyers regarding living and working in Malaysia, which may expose us to greater economic risks than if we owned a more geographically diverse portfolio. We are susceptible to adverse developments in Malaysia (such as business layoffs or downsizing, industry slowdowns, relocations of businesses, terror attacks, increases in real estate and other taxes, costs of complying with governmental regulations or increased regulation). Such adverse developments could materially reduce the value of our real estate portfolio and our property sale revenues, and thus adversely affect our ability to meet our debt obligations and to make distributions to our shareholders.

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Developments in the social, political, regulatory and economic environment in Malaysia may have a material adverse impact on us.

Our business, prospects, financial condition and results of operations may be adversely affected by social, political, regulatory and economic developments in Malaysia. Such political and economic uncertainties include, but are not limited to, new government policies, the risks of war, terrorism, nationalism, corruption culture, nullification of contracts, changes in interest and currency exchange rates, imposition of capital controls and methods of taxation.

Negative developments in Malaysia’s socio-political environment and several high profile corruption, money laundering and abuse of powers prosecution under, among others, the Malaysian Anti-Corruption Act 2009, the Anti-Money Laundering, Anti-Terrorism Financing and Proceeds of Unlawful Activities Act 2001 (“AMLATA”) and the Penal Code of Malaysia, may adversely affect our business, financial condition, results of operations and prospects. The Malaysian economy registered modest growth of approximately 8.7% and 3.1% in 2022 and 2021, respectively, according to the Department of Statistics Malaysia. Although the overall Malaysian economic environment (in which we predominantly operate) appears to be positive, there can be no assurance that this will continue to prevail in the future. Economic growth is determined by countless factors, and it is extremely difficult to predict with any level of absolute certainty.

Furthermore, on March 11, 2020, the World Health Organization (WHO) declared the coronavirus (COVID-19) outbreak a pandemic. To help counter the transmission of COVID-19, from March 18, 2020 to April 26, 2022, the government of Malaysia initiated (i) Movement control orders (“MCO”). The MCO had resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in Malaysia. (ii) Conditional Movement Control Order (“CMCO”) where most business sectors were allowed to operate under strict rules and Standard Operating Procedures mandated by the government of Malaysia. (iii) Recovery Movement Control Order (“RMCO”). At the height of the pandemic, on January 12, 2021, the Malaysian government even declared a state of emergency nationwide to combat COVID-19. On April 27, 2022, the Malaysian government announced the country had entered into the endemic phase with further easing of restrictions. We are witnessing the adverse impact on the purchasing power of consumers in Malaysia, where our products are mainly sold as a direct result of the prolonged pandemic. As such, the extent to which the coronavirus may continue to adversely impact the Malaysian economy is uncertain. In the event that the Malaysia economy suffers, demand for our products may diminish, which would in turn result in our profitability. This could in turn result in a substantial need for restructuring of our business objectives and could result in a partial or entire loss of an investment in our Company.

We are subject to foreign exchange control policies in Malaysia.

The ability of our subsidiaries to pay dividends or make other payments to us may be restricted by the foreign exchange control policies in the countries where we operate. For example, there are foreign exchange policies in Malaysia which support the monitoring of capital flows into and out of the country in order to preserve its financial and economic stability. The foreign exchange policies are administered by the Foreign Exchange Administration, an arm of Bank Negara Malaysia (“BNM”), the central bank of Malaysia. The foreign exchange policies monitor and regulate both residents and non-residents. Under the current Foreign Exchange Administration rules issued by BNM, non-residents are free to repatriate any amount of funds from Malaysia in foreign currency other than the currency of Israel at any time (subject to limited exceptions), including capital, divestment proceeds, profits, dividends, rental, fees and interest arising from investment in Malaysia, subject to any withholding tax. In the event BNM or any other country where we operate introduces any restrictions in the future, we may be affected in our ability to repatriate dividends or other payments from our subsidiaries in Malaysia or in such other countries. Since Antharas Inc is a holding company and will rely principally on dividends and other payments from our subsidiaries for our cash requirements, any restrictions on such dividends or other payments could materially and adversely affect our liquidity, financial condition and results of operations.

Economic, market and political developments in the countries where we operate could have a material and adverse effect on our business.

As with all organizations that seek to reduce business risks via geographical expansion, the economic, market and political conditions in other countries, particularly emerging market conditions in Southeast Asia, could have an influence on our business. Any widespread global financial instability or a significant loss of investor confidence in emerging market economies may materially and adversely affect our business, financial condition, results of operations, prospects or reputation.

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Examples of such external factors or conditions that are outside our control include, but are not limited to the following:

●	general economic, political and social conditions in Southeast Asian markets;

●	consumer spending patterns in our key markets;

●	currency and interest rate fluctuations;

●	international events and circumstances such as wars, terrorist attacks, natural disasters and political instability; and

●	changes in legal regimes and governmental regulations, such as licensing and approvals, taxation, duties and tariffs, in key markets and abroad.

For example, the global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and the global economy has continued to face new challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States. For example, in 2013, the Federal Reserve Bank in the United States announced the tapering of its bond-buying program which led to a high degree of volatility in equity markets and substantial devaluations in the currencies of many emerging economies, including markets where we operate. Economic conditions in the countries where we operate might be sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in emerging markets. We are witnessing the adverse impact on the purchasing power of consumers in Malaysia, where our products are mainly sold, as a direct result of these worldwide developments.

We may be exposed to liabilities under applicable anti-corruption laws and any determination that we violated these laws could have a materially adverse effect on our business.

We are subject to various anti-corruption laws, including the Malaysian Anti-Corruption Act 2009, AMLATA and the Penal Code of Malaysia , that prohibit companies and their agents from making improper payments or offers of payments for the purpose of obtaining or retaining business. We may conduct business in countries and regions that are generally recognized as potentially more corrupt business environments. Activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees or agents that could be in violation of various anti-corruption laws. We have implemented safeguards and policies to discourage these practices by our employees and agents but we cannot provide assurance that our internal controls and compliance systems will always protect us from acts committed by our employees or agents. If our employees or agents violate our policies or we fail to maintain adequate record keeping and internal accounting practices to accurately record our transactions, we may be subject to regulatory sanctions. Violations of the Malaysian Anti-Corruption Act 2009, the Penal Code of Malaysia or other anti-corruption laws, or allegations of any such acts, could damage our reputation and subject us to civil or criminal investigations in the United States and in other jurisdictions. Those and any related shareholder lawsuits could lead to substantial civil and criminal, monetary and nonmonetary penalties and cause us to incur significant legal and investigatory fees which could adversely affect our business, combined financial condition and results of operations.

Risks Related to Our Ordinary Shares

An active trading market for our Ordinary Shares may not develop and could affect the trading price of our Ordinary Shares.

Prior to the Offering, there has been no public market for our Ordinary Shares. Although an application has been made to Nasdaq Capital Market for the listing and quotation of our Ordinary Shares, there can be no assurance that there will be an active, liquid public market for our Ordinary Shares after the Offering. The lack of an active market may impair your ability to sell your Ordinary Shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your Ordinary Shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling Ordinary Shares and may impair our ability to acquire other companies or technologies by using our Ordinary Shares as consideration. The initial public offering price was determined by negotiations between us and the underwriters and may not be indicative of the future prices of our Ordinary Shares.

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Our Ordinary Shares price may never trade at or above the price in this offering.

Stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our Ordinary Shares, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our Ordinary Shares shortly following this offering. If the market price of our Ordinary Shares after this offering does not ever exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

The initial public offering price for our Ordinary Shares may not reflect their actual value.

The initial public offering price for our Ordinary Shares is and will be determined through negotiations between us and representatives of the underwriters. The price of our Ordinary Shares may not be indicative of their actual value or any future market price for our securities. This price may not accurately reflect the value of the Ordinary Shares or the value that potential investors will realize upon their disposition of Ordinary Shares. The price does not necessarily bear any relationship to our assets, earnings, book value per Ordinary Share or other generally accepted criteria of value.

Our share price may fluctuate significantly in the future and you may lose all or part of your investment, and litigation may be brought against us.

There is no assurance that the market price for our Ordinary Shares will not decline below the Offer Price. The Offer Price was determined after consultation between our Company and the underwriter, after taking into consideration, among others, market conditions and estimated market demand for our Ordinary Shares. The Offer Price may not necessarily be indicative of the market price for our Ordinary Shares after the completion of the Offering. Investors may not be able to sell their Ordinary Shares at or above the Offer Price. The prices at which our Ordinary Shares will trade after the Offering may fluctuate significantly and rapidly as a result of, among others, the following factors, some of which are beyond our control:

●	variation in our results of operations;

●	perceived prospects and future plans for our business and the general outlook of our industry;

●	changes in securities analysts’ estimates of our results of operations and recommendations;

●	announcements by us of significant contracts, acquisitions, strategic alliances or joint ventures or capital commitments;

●	the valuation of publicly-traded companies that are engaged in business activities similar to ours;

●	additions or departures of key personnel;

●	fluctuations in stock market prices and volume;

●	involvement in litigation;

●	outbreak of war;

●	general economic and stock market conditions; and

●	discrepancies between our actual operating results and those expected by investors and securities analysts.

There is no guarantee that our Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares.

In addition, the stock markets have from time to time experienced significant price and volume fluctuations that have affected the market prices of securities. These fluctuations often have been unrelated or disproportionate to the operating performance of publicly-traded companies. In the past, following periods of volatility in the market price of a particular company’s securities, an investor may lose all or part of his or her investment, and litigation has sometimes been brought against that company. If similar litigation is instituted against us, it could result in substantial costs and divert our senior management’s attention and resources from our core business.

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Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Ordinary Shares.

In addition to the risks addressed above in “— Our Share price may fluctuate significantly in the future and you may lose all or part of your investment, and litigation may be brought against us,” our Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few shareholders have on the price of our Ordinary Shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our Ordinary Shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Ordinary Shares. In addition, investors of our Ordinary Shares may experience losses, which may be material, if the price of our Ordinary Shares declines after this offering or if such investors purchase shares of our Ordinary Shares prior to any price decline.

Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our Company’s financial performance and public image and negatively affect the long-term liquidity of our Ordinary Shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Ordinary Shares and understand the value thereof.

Investors in our Ordinary Shares likely will face immediate and substantial dilution in the net tangible book value per share and may experience future dilution.

The Offer Price is likely to substantially higher than our Group’s current net tangible book value per share. If we were liquidated immediately following this Offering, each investor subscribing for this Offering would receive less than the price they paid for their Ordinary Shares. Please refer to the section titled “Dilution” of this prospectus for more information.

We may have conflicts of interest with our Major Shareholders and, because of our Major Shareholders’ significant ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.

Immediately upon the completion of this offering, our Major Shareholders will beneficially own [ ]% of our outstanding Ordinary Shares, representing [ ]% of our total voting power in the aggregate, assuming the underwriters of this offering do not exercise their option to purchase additional Shares. Accordingly, our Major Shareholders will continue to be our controlling shareholders immediately upon the completion of this Offering and may have significant influence in determining the outcome of any corporate actions or other matters that require shareholder approval, such as mergers, consolidations, change of our name, and amendments of our amended and restated memorandum and articles of association.

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The concentration of ownership and voting power may cause transactions to occur in a way that may not be beneficial to you as a holder of our Ordinary Shares in this offering and may prevent us from doing transactions that would be beneficial to you. Conflicts of interest may arise between our Major Shareholders or any of its controlling shareholders and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

●	Our board members or executive officers may have conflicts of interest. Each of Dato’ Dr. Su Cheng Tan and Kean Yong Teh (or their personal holding companies) is a Major Shareholder. Dato’ Dr. Su Cheng Tan is the Company’s Chief Executive Officer and Director; and Kean Yong Teh is the Company’s Chief Operating Officer and Director. As a result, these overlapping relationships could create or appear to create conflicts of interest when either of Mr. Tan or Mr. Teh is faced with decisions with potentially different implications for either or both of them and us.

●	Sale of Ordinary Shares or assets in our company. Upon expiration of the lock-up period and subject to certain restrictions under relevant securities laws and stock exchange rules, as well as other relevant restrictions, our Major Shareholders may decide to sell all or a portion of our Ordinary Shares that they holds to a third party, thereby giving that third party substantial influence over our business and our affairs. In addition, our Major Shareholders may decide to sell all or a portion of our Shares in the event of default of our Major Shareholders under any applicable debt or other obligations or otherwise becomes insolvent. Such a sale of our Shares or our assets could be contrary to the interests of our employees or our other shareholders. In addition, our Major Shareholders may also discourage, delay, or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their Shares as part of a sale of our Company and might reduce the price of our Shares.

●	Part of the proceeds from this offering will be used to acquire properties from a Major Shareholder. We intend to use part of the proceeds from this offering to purchase Antharas Villa and Antharas Ipoh from one or more companies of which Dato’ Dr. Su Cheng Tan, our Major Shareholder who is also our Chief Executive Officer, Chairman of the Board and Director, is a Major Shareholder. The dual role of Dato’ Dr. Su Cheng Tan introduces complexities that may impact the negotiation process and raise concerns about the fairness of the terms. Although the terms of the acquisitions will be negotiated at arm’s length and subject to approval by our independent directors, the personal interests of Dato’ Dr. Su Cheng Tan may not align perfectly with those of the Company or its new public shareholders.

●	The Company has awarded a large contract to an entity that is majority owned by a Major Shareholder. PDI Design & Associates (which is a different entity than our subsidiary PDI Design) (“PDIA”) is majority owned by Dato’ Dr. Su Cheng Tan, our Chief Executive Officer, Chairman of the Board and Director, and one of our Major Shareholders. PDIA provides industrial design services and “fit outs” (which are projects that turn empty interior spaces containing only essential elements into interior spaces that are suitable for occupancy) for Antharas Hills. In September 2023, we also engaged PDIA as our contractor for interior design and fit out works of Geo Antharas. The total contract sum for the work to be provided by PDIA is RM36,149,000 (approximately $7.59 million).

Our Ordinary Shares may trade under $4.00 per share and thus would be known as “penny stock”. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Ordinary Shares.

Our Ordinary Shares may trade below $4.00 per share. As a result, our Ordinary Shares would be known as “penny stock”, which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $4.00 per share, subject to certain exceptions. Depending on market fluctuations, our Ordinary Shares could be considered to be “penny stock”. A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our Ordinary Shares, and may negatively affect the ability of holders of our Ordinary Shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the shares is often volatile and you may not be able to buy or sell your shares when you want to.

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We may require additional funding in the form of equity or debt for our future growth which will cause dilution in Shareholders’ equity interest.

We may pursue opportunities to grow our business through joint ventures, strategic alliance, acquisitions or investment opportunities, following the Offering. However, there can be no assurance that we will be able to obtain additional funding on terms that are acceptable to us or at all. If we are unable to do so, our future plans and growth may be adversely affected.

An issue of Ordinary Shares or other securities to raise funds will dilute Shareholders’ equity interests and may, in the case of a rights issue, require additional investments by Shareholders. Further, an issue of Ordinary Shares below the then prevailing market price will also affect the value of the Ordinary Shares then held by investors.

Dilution in Shareholders’ equity interests may occur even if the issue of shares is at a premium to the market price. In addition, any additional debt funding may restrict our freedom to operate our business as it may have conditions that:

●	limit our ability to pay dividends or require us to seek consents for the payment of dividends;

●	increase our vulnerability to general adverse economic and industry conditions;

●	require us to dedicate a portion of our cash flow from operations to repayments of our debt, thereby reducing the availability of our cash flow for capital expenditures, working capital and other general corporate purposes; and

●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

Volatility or uncertainty of the credit markets could limit our ability to borrow funds or cause our borrowings to be more expensive in the future. As such, we may be forced to pay unattractive interest rates, thereby increasing our interest expense, decreasing our profitability and reducing our financial flexibility if we take on additional debt financing.

Investors may not be able to participate in future issues or certain other equity issues of our Ordinary Shares.

In the event that we issue new Ordinary Shares, we will be under no obligation to offer those Ordinary Shares to our existing Shareholders at the time of issue, except where we elect to conduct a rights issue. However, in electing to conduct a rights issue or certain other equity issues, we will have the discretion and may also be subject to certain regulations as to the procedures to be followed in making such rights available to Shareholders or in disposing of such rights for the benefit of such Shareholders and making the net proceeds available to them. In addition, we may not offer such rights to our existing Shareholders having an address in jurisdictions outside of Malaysia.

Accordingly, certain Shareholders may be unable to participate in future equity offerings by us and may experience dilution in their shareholdings as a result.

We have no immediate plans to pay dividends.

We plan to reinvest all of our future earnings, to the extent we have earnings, in order to expand our product and services offerings and to cover operating costs and capital needs, and to otherwise become and remain competitive. We do not plan to pay any cash dividends with respect to our securities in the foreseeable future. As we are a company with a limited operating history, we may not be able to generate, at any time, sufficient surplus cash that would be available for distribution to the holders of our Shares as a dividend. Therefore, you should not expect to receive immediate cash dividends on the Shares we are offering. Consequently, investors may need to rely on sales of their Shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. In addition, the laws of the Cayman Islands impose restrictions on our ability to declare and pay dividends.

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If we fail to meet applicable listing requirements, Nasdaq may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline.

Assuming our Ordinary Shares are listed on Nasdaq on the closing of the Offering, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Ordinary Shares, we and our Shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;

●	reduced liquidity for our Ordinary Shares;

●	a determination that our Ordinary Shares are “penny stock”, which would require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our Ordinary Shares will be listed on Nasdaq, such securities will be covered securities. Although the states are pre-empted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

We will incur significant expenses and devote other significant resources and management time as a result of being a public company, which may negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

We will incur significant legal, accounting, insurance and other expenses as a result of being a public company. Laws, regulations and standards relating to corporate governance and public disclosure for public companies, including the Dodd-Frank Act of 2010, the Sarbanes-Oxley Act, regulations related thereto and the rules and regulations of the SEC and Nasdaq, will significantly increase our costs as well as the time that must be devoted to compliance matters. We expect that compliance with these laws, rules, regulations and standards will substantially increase our expenses, including our legal and accounting costs, and make some of our operating activities more time-consuming and costly. These new public company obligations also will require attention from our senior management and could divert their attention away from the day-to-day management of our business. We also expect these laws, rules, regulations and standards to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our Board of Directors or as officers. As a result of the foregoing, we expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Shares, fines, sanctions and other regulatory actions and potential civil litigation.

If we fail to maintain an effective system of disclosure controls and internal controls over financial reporting, our ability to timely produce accurate financial statements or comply with applicable regulations could be impaired.

The Sarbanes-Oxley Act requires, among other things, that public companies maintain effective internal disclosure controls and procedures over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in our reports that we will file with the SEC will be recorded, processed, summarized, and reported within the time periods and as otherwise specified in SEC rules, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal Executive Officers and financial officers. We are also continuing to improve our internal controls over financial reporting.

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Ensuring that we have effective disclosure controls and procedures and internal controls over financial reporting in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that will need to be re-evaluated frequently. Our internal controls over financial reporting will be a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Beginning with our second annual report on Form 20-F after we become a company whose securities are publicly listed in the United States, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to make a formal assessment of the effectiveness of our internal controls over financial reporting, and once we cease to be an emerging growth company, we will be required to include an attestation report on internal controls over financial reporting issued by our Independent Registered Public Accounting Firm. During our evaluation of our internal controls, if we identify one or more material weaknesses in our internal controls over financial reporting, we will be unable to assert that our internal controls over financial reporting are effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal controls over financial reporting in the future. Any failure to maintain internal controls over financial reporting could severely inhibit our ability to accurately report our financial condition, or results of operations.

Investors may have difficulty enforcing judgments against us, our directors and management.

Antharas Inc is incorporated under the laws of the Cayman Islands and a majority of our directors and officers reside outside the United States. Moreover, many of these persons do not have significant assets in the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon these persons, or to recover against us or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

Ogier (Cayman) LLP, our counsel with respect to the laws of the Cayman Islands, has advised us that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us, judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive, given by a court of competent jurisdiction (the courts of the Cayman Islands will apply the rules of Cayman Islands private international law to determine whether the foreign court is a court of competent jurisdiction), and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

The laws of the Cayman Islands relating to the protection of the interest of minority shareholders are different from those in the United States.

Our corporate affairs are governed by the amended and restated memorandum and articles of association, by the Companies Act and common law of Cayman Islands. The rights of shareholders to take action against our directors, action by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands and our amended and restated memorandum and articles of association. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

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The laws of the Cayman Islands relating to the protection of the interests of minority shareholders differ in certain respects from those established under statutes or judicial precedent in existence in the United States and other jurisdictions. Such differences may mean that the remedies available to our minority shareholders may be different from those they would have under the laws of other jurisdictions, including the United States. Potential investors should be aware that there is a risk that provisions of the Companies Act may not offer the same protection as the relevant laws and regulations in the United States may offer, and should consider obtaining independent legal advice on the implications of investing in foreign-incorporated companies.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to “opt out” of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company.

Upon the closing of this Offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, Directors and principal Shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our Shareholders may not know on a timely basis when our officers, directors and principal Shareholders purchase or sell our Ordinary Shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until one hundred twenty (120) days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within seventy-five (75) days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain and maintain directors and officers liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board of Directors.

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We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, Directors, Executive Officers and Major Shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

We do not expect to be subject to certain Nasdaq corporate governance rules applicable to U.S. listed companies.

As a foreign private issuer, we are entitled to rely on a provision in Nasdaq’s corporate governance rules that allows us to follow Malaysia corporate law with regards to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on Nasdaq.

In addition, our Audit Committee is not subject to additional Nasdaq requirements applicable to listed U.S. companies, including an affirmative determination that all members of the Audit Committee are “independent,” using more stringent criteria than those applicable to the Company under relevant SEC rules. Nasdaq’s corporate governance rules require listed U.S. companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of shares, which the Company is not required to follow as a foreign private issuer. However, following this Offering, we will voluntarily have a majority of independent directors and our Audit Committee will consist of three independent directors.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in the Ordinary Shares to significant adverse United States income tax consequences.

In general, we will be treated as a passive foreign investment company (“PFIC”) for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the Section of this prospectus captioned “Certain United States Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to the Ordinary Shares.

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We have broad discretion in the use of the net proceeds from this Offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds” and in such order of priority as our management may determine in its discretion, and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this Offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business.

We may regularly encounter potential conflicts of interest, and our failure to identify and address such conflicts of interest could adversely affect our business.

We face the possibility of actual, potential, or perceived conflicts of interest in the ordinary course of our business operations. Conflicts of interest may exist between (i) our different businesses; (ii) us and our clients; (iii) our clients; (iv) us and our employees; (v) our clients and our employees, (vi) us and our Major Shareholders and their controlling entities, or (vii) our dealer-shareholders and our other shareholders. As we expand the scope of our business and our client base, it is critical for us to be able to timely address potential conflicts of interest, including situations where two or more interests within our businesses naturally exist but are in competition or conflict. We have put in place internal control and risk management procedures that are designed to identify and address conflicts of interest, including a procedure for presenting potential conflicts of interest to the Audit Committee of our Board of Directors. However, appropriately identifying and managing actual, potential, or perceived conflicts of interest is complex and difficult, and our reputation and our clients’ confidence in us could be damaged if we fail, or appear to fail, to deal appropriately with one or more actual, potential, or perceived conflicts of interest. It is possible that actual, potential, or perceived conflicts of interest could also give rise to client dissatisfaction, litigation, or regulatory enforcement actions. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which could materially and adversely affect our business in a number of ways, including a reluctance of some potential clients and counterparties to do business with us. Any of the foregoing could materially and adversely affect our reputation, business, financial condition, and results of operations.

A conflict of interest occurs when an individual’s private interest (or the interest of a member of his or her family or close friend(s) or business associate(s)) interferes, or even appears to interfere, with the interests of our company as a whole. A conflict of interest can arise when an employee, officer or director (or a member of his or her family or a close friend(s) or business associate(s)) takes actions or has interests that may make it difficult to perform his or her work for our Company objectively and effectively. Conflicts of interest also arise when an employee, officer or director (or a member of his or her family or close friend(s) or business associate(s)) receives improper personal benefits as a result of his or her position in our Company.

Directors and executive officers must seek determinations and prior authorizations or approvals of potential conflicts of interest exclusively from our Audit Committee. All other employees are required to approach our Chief Executive Officer or our Chief Financial Officer if they have any questions about reporting a suspected conflict of interest.

If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “potential,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

●	changes in political, social and economic conditions, the regulatory environment, laws and regulations and interpretation thereof in the jurisdictions where we conduct business or expect to conduct business;

●	the risk that we may be unable to realize our anticipated growth strategies and expected internal growth;

●	changes in the availability and cost of professional staff which we require to operate our business;

●	changes in customers’ preferences and needs;

●	changes in competitive conditions and our ability to compete under such conditions;

●	changes in our future capital needs and the availability of financing and capital to fund such needs;

●	changes in currency exchange rates or interest rates;

●	projections of revenue, profits, earnings, capital structure and other financial items;

●	changes in our plan to enter into certain new business sectors; and

●	other factors beyond our control.

You should read this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by government or third-party providers of market intelligence. Although we have not independently verified the data, we believe that the publications and reports are reliable.

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USE OF PROCEEDS

We estimate that we will receive net proceeds from this Offering of approximately $             million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. These estimates are based upon an assumed initial Offer Price of $       per share, the midpoint of the estimated range of the initial public Offer Price shown on the front cover of this prospectus.

We intend to use the proceeds from this offering in the following order of priority:

●	Approximately 46% for land acquisition for future property development projects;

●	Approximately 22% for technology investments, equipment, new hires and office expansion;

●	Approximately 13% for hospitality acquisitions; and

Approximately 19% for working capital and other general corporate purposes.

To the extent that our actual net proceeds are not sufficient to fund all of the proposed purposes, we will decrease our allocation of the net proceeds for the purposes set out above on a pro rata basis. We would anticipate raising additional capital through equity or debt financing sufficient to fund our proposed uses above.

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business, and our plans and business conditions. The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this Offering. Our management will have significant flexibility in applying and discretion to apply the net proceeds of the offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this Offering differently than as described in this prospectus.

Pending deployment of the net proceeds for the uses described above, the funds may be placed in short-term deposits with financial institutions or used to invest in short-term money market instruments.

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DIVIDEND POLICY

We have no formal dividend policy. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay any indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our Shares is limited by various factors such as our future financial performance and bank covenants. Any future determination to pay dividends will be at the discretion of our Board of Directors, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board of Directors may deem relevant. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium, provided that in no circumstances may a dividend be paid if following such payment the company would be unable to pay its debts as they fall due in the ordinary course of business.

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CAPITALIZATION

The following tables set forth our capitalization as of December 31, 2022:

●	on an actual basis; and

●	on a pro forma as adjusted basis to reflect the issuance and sale of [_______] shares at an assumed initial public Offer Price of $[___] per share after deducting the underwriting discounts and commissions and estimated Offering expenses payable by us.

You should read the tables together with our combined financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of December 31, 2022
	Actual	Pro Forma As Adjusted
(in US$)
Cash:
Equity:
Ordinary Shares, [ ] Ordinary Shares outstanding on an actual basis; and [ ] Ordinary Shares outstanding on an as adjusted basis(1)
Additional paid-in capital(2)
Accumulated comprehensive income
Accumulated deficit
Total equity
Non-controlling interest
Total capitalization(2)

(1)	Pro forma additional paid in capital reflects the net proceeds we expect to receive, after deducting underwriting fee, underwriter expense allowance and other expenses. We expect to receive net proceeds of approximately $[________] (Offering proceeds of $[________], less underwriting discounts of $[_______], non-accountable expense of $[_____] and Offering expenses of $[________]). The Ordinary Shares reflects the net proceeds we expect to receive, after deducting underwriting discounts, Underwriter expense allowance and other expenses.
(2)	Each US$1.00 increase (decrease) in the assumed initial public offering price of S$[--] per Ordinary Share, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $[--] million, assuming the number of Ordinary Shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

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DILUTION

If you invest in our Shares, your interest will be diluted to the extent of the difference between the initial public Offer Price per share and our net tangible book value per share after this Offering. Dilution results from the fact that the initial public Offer Price per share is substantially in excess of the book value per ordinary share attributable to the existing Shareholders for our presently outstanding shares.

Net tangible book value represents the amount of our total assets, excluding goodwill and other intangible assets, less our total liabilities. Our net tangible book value as of December 31, 2022 was US$[ ], or US$[ ] per ordinary share.

After giving effect to the issuance and sale of [_________] Shares in this Offering at an assumed initial public Offer Price of US$[____] per share (the midpoint of the estimated price range set forth on the cover of this prospectus), and after deducting underwriting discounts and estimated Offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2022 would have been US$[____] per outstanding ordinary share. This represents an immediate increase in net tangible book value of US$[__________] to existing shareholders and an immediate dilution in net tangible book value of US$[____] per ordinary share to investors purchasing Shares in this Offering. The following table illustrates such dilution:

Per Ordinary Share
Assumed initial public Offer Price
Net tangible book value as of December 31, 2022
Pro forma net tangible book value after giving effect to this Offering
Amount of dilution in net tangible book value to investors in this Offering

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2022, the total number of Shares purchased from us, the total cash consideration paid to us, and the average price per share paid by existing Shareholders and by investors in this Offering. The table below reflects an assumed initial public Offering Price of US$[____] per share (the midpoint of the estimated price range set forth on the cover of this prospectus), for Shares purchased in this Offering and excludes underwriting discounts and commissions and estimated Offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price per Share
	Number	%	US$	%	US$
Existing Shareholders
Investors in this Offering
Total		100		100

The dilution information in this section is presented for illustrative purposes only. Our as adjusted net tangible book value following the consummation of this Offering is subject to adjustment based on the actual initial public Offer Price of our Shares and other terms of this Offering determined at pricing.

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SELECTED COMBINED FINANCIAL AND OPERATING DATA

We have historically conducted our business through Antharas Hills, and therefore our historical consolidated financial statements present the results of operations of Antharas Hills. Prior to the consummation of this offering, we will engage in a reorganization of our corporate structure (the “Reorganization”). Following the Reorganization, our financial statements will present the results of operations of Antharas Inc, the issuer in this offering, and its consolidated subsidiaries. Antharas Inc’s financial statements will be the same as Antharas Hills’ financial statements prior to this offering, as adjusted for the Reorganization. Upon consummation, the Reorganization will be reflected retroactively in Antharas Hills’ financial statements. See “Our Corporate Structure and History.”

The following selected consolidated balance sheet data as of December 31, 2021 and December 31, 2022 and selected consolidated statements of operations data for the year ended December 31, 2021 and December 31, 2022, have been derived from our audited financial statements included elsewhere in this prospectus. Our combined financial statements are prepared and presented in accordance with GAAP. You should read this “Selected Combined Financial and Operating Data” section together with our combined financial statements and the related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included elsewhere in this prospectus.

	For the fiscal years ended December 31,
Combined Statement of Operation Data:	2022	2021
Revenues, net	$9,016,202	$4,454,799
Cost of revenues	$6,527,673	$3,233,910
Gross profit	$2,488,529	$1,220,889
Selling and marketing expense	$133,690	$107,821
General and administrative expenses	$422,990	$410,037
Total Operating expenses	$556,680	$517,858
Income from operations	$1,931,849	$703,031
Total other income (expenses), net	$(105,101)	$(72,762)
Income before income tax	$1,826,748	$630,269
Income tax expense	$490,136	$165,233
Net income	$1,336,612	$465,036

	For the fiscal years ended December 31,
Combined Balance Sheet Data:	2022	2021
Cash and cash equivalents	$335,847	$124,437
Contract assets, net	$5,157,166	$5,024,782
Total Assets	$25,553,898	$21,348,741
Total Liabilities	$24,657,051	$21,514,000
Total Shareholders’ Equity (Deficit)	$896,847	$(165,259)

	For the fiscal years ended December 31,
Combined Cash Flow Statement Data:	2022	2021
Net cash provided by (used in) operating activities	$723,998	$(833,750)
Net cash provided by investing activities	$167,538	$210,250
Net cash provided by (used in) financing activities	$13,028	$(56,412)
Net increase (decrease) of cash and cash equivalents	$904,564	$(679,912)

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the section of this prospectus titled “Summary Financial Information” and the Company’s combined financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis here and throughout this prospectus contains forward-looking statements that involve risks, uncertainties and assumptions. The Company’s actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

As of December 31, 2022, property development continues to be the key driver of our overall business strategy.

Genting Highlands remains the favored location for our development due to its offering of breathtaking scenic views and a cooler climate compared to the lowlands. This natural beauty makes it an attractive location for both tourism and development.

While we continuously and strategically identify specific locations for our future developments, 2024 marks a pivotal period for our company, characterized by strategic initiatives and transformative changes.

The following highlights key aspects of our business as of December 31, 2022:

1. Business Composition:

●	Our business mix is still largely dependent on our property development in 2024 while investments into technology and hospitality will generate some business contribution.
●	This is expected to change over the years decreasing the reliance in property development and increasing the dependency into technology, in response to the evolving needs of the market today.
●	Our technology development focusses on improving our properties to position our company at the forefront of property technological innovation.
●	Ultimately we envisage the business composition to be 65% technology, 25% property development and 10% hospitality.

2. Synergies Across Business Segments:

●	The integration of technology development and hospitality into our existing developments creates exciting synergies. Our multi-faceted approach aims to not only meet but exceed customer expectations, driving long-term value for both our company and stakeholders.

3. Geographic Distribution:

●	Our properties are located in prime urban markets, with a focus in regions experiencing sustained economic growth
●	On the technology front, location is no longer a barrier and the offerings are easily extended into the entire South East Asia Region.

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4. Recent Business Transactions:

●	In the past fiscal year, we are actively pursuing landbanks, to enhance our presence in key markets and aligning with our long-term growth objectives. As at date of prospectus there are 2 key locations that we are looking at – Genting & Johor Bahru.
●	We have also successfully signed on the Wyndham license for our hospitality operations.

5. Anticipated Impact on Financial Performance:

●	While these expansions represent a departure from our traditional business model, we anticipate a positive impact on our financial performance. The technology and hospitality sectors offer lucrative opportunities for revenue diversification, and we are optimistic of the revenue contribution towards our overall growth trajectory.

6. Future Development Projects:

●	Looking ahead, we have identified 2 potential development projects in emerging markets. These projects align with our growth strategy and aim to capitalize on evolving market trends. Further details will be provided as these projects progress.

7. Forward-Looking Approach:

●	As we embrace the changes in 2024, our company is poised for a forward-looking approach. We will continue to monitor market dynamics, adjust our strategies accordingly, and capitalize on emerging opportunities to ensure sustained success in an ever-evolving business landscape.

Key Factors Affecting our Results of Operations

Several key factors which have impacted the results of our operations:

Market Conditions:

The post-pandemic recovery has fostered favorable conditions in the property development market, marked by positive shifts in supply and demand dynamics, interest rates, and overall economic growth.

Location:

The location of the development is crucial. Geo Antharas is located in the heart of Genting Permai, a stone’s throw away from Genting Highlands, otherwise known as Genting - The City Of Entertainment. Also, being only 40 kilometers north of Kuala Lumpur, Geo Antharas comes with unrivalled views, nestled by natural forestry and habitats. It is approximately 3800 feet above sea level, with a temperature of between 17 and 28 degrees centigrade (between 62 and 82 degrees Fahrenheit) all year round.

Consumer Demand and Preferences:

With the experience of Management Team coupled with good understanding of the ever changing consumer preferences and demands, our design aligns with market trends.

Government Policies and Incentives:

Government policies, incentives, and subsidies in property development have the potential to significantly influence the feasibility and success of projects. As exemplified by initiatives like the Home Ownership Campaign (HOC), these measures can play a pivotal role in determining the viability of projects by shaping the regulatory landscape, providing financial benefits, and enhancing overall market conditions.

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Competition

In the Malaysian property development sector, competitors are predominantly categorized based on specific geographic locations. The industry exhibits distinct regional concentrations, with competitors focusing their operations and projects within defined areas. This localized categorization shapes our approach to market penetration, stakeholder engagement, and overall business strategy within the dynamic landscape of property development in Malaysia.

In the dynamic landscape of the Malaysian property development market, our competitive advantage is multi-dimensional, strategically positioning us for sustained growth and success. Key elements of our competitive strength include:

1.	Strategic Location Expertise:

●	Leveraging on our in-depth knowledge of strategic locations, we identify and capitalize on high-potential areas for property development. This insight enables us to align our projects with evolving market demands and ensures optimal positioning within targeted regions.

2.	Innovative Design and Technology Integration:

●	Our commitment to innovative design and seamless integration of technology sets us apart. If we successfully execute our plans to incorporate cutting-edge architectural solutions and PropTech advancements, we expect to enhance the overall lifestyle experience for our clients, meeting the growing demand for modern and technologically advanced living spaces.

3.	Quality Construction Practices:

●	We prioritize quality construction practices, adhering to rigorous standards in every aspect of our projects. This unwavering commitment to excellence not only ensures the durability of our developments but also establishes our brand as synonymous with superior craftsmanship.

4.	Customer-Centric Approach:

●	Our customer-centric approach is foundational to our competitive advantage. By actively engaging with our clients and understanding their evolving needs, we tailor our developments to exceed expectations. This commitment to customer satisfaction fosters brand loyalty and generates positive word-of-mouth referrals.

Financial Highlights

In accordance with US generally accepted accounting principles (GAAP) and our commitment to transparent financial reporting, we provide the following overview of our significant accounting policies and practices. These policies have been consistently applied in the preparation of our financial statements.

Antharas Hills Sdn. Bhd is a private limited liability company incorporated and domiciled in Malaysia.

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For our fiscal years ended December 31, 2022 and December 31, 2021, our sales recorded were $9,016,202 and $ 4,454,799 respectively with net income of $1,336,612 and $465,038 respectively.

	For the fiscal years ended December 31,
Combined Statement of Operation Data:	2022	2021
Revenues, net	$9,016,202	$4,454,799
Cost of revenues	$6,527,673	$3,233,910
Gross profit	$2,488,529	$1,220,889
Selling and marketing expense	$133,690	$107,821
General and administrative expenses	$422,990	$410,037
Total Operating expenses	$556,680	$517,858
Income from operations	$1,931,849	$703,031
Total other income (expenses), net	$(105,101)	$(72,762)
Income before income tax	$1,826,748	$630,269
Income tax expense	$490,136	$165,233
Net income	$1,336,612	$465,036

The increase in revenues can be attributed to various factors:

1.	Increased Property Values: The rise in our property’s value is a recognition of the value we deliver. We have successfully elevated our prices from an initial launch price of RM 753 psf to RM 1420 psf
2.	Quality Construction and Design: High-quality construction and thoughtful design makes our project appealing to potential buyers or tenants. Premium features and amenities justifies higher price points and rental rates, thus positively impacting revenue.
3.	Market Demand: A critical factor lies in understanding and responding to market demand. Our strategic integration of technology to elevate the overall living experience has notably heightened the demand for our properties.
4.	Efficient Project Management: Efficient project management practices instill confidence and play a crucial role in controlling costs, minimizing delays, and optimizing resources.

Subsequent to June 30, 2023, we have established two additional companies:

(1) PDI Design & Technologies Sdn Bhd, a wholly-owned subsidiary that will be dedicated to delivering a future-proof lifestyle experience through PropTech. This involves developing innovative technological solutions aimed at minimizing dependency on human resources and reducing costs.

(2) Antharas M Sdn Bhd, a subsidiary in which we hold a 55% stake, will focus on providing world-class hospitality and hotel management services. This includes strategic partnerships with the Wyndham Garden Hotels management team.

Antharas Inc is our Cayman Islands holding company incorporated on December 5, 2023 to act as the issuer for this offering. We have 490,000,000 Ordinary Shares at a par value of USD 0.0001 and 10,000,000 of preference shares at a par value of USD 0.0001 by December 31, 2023. On [*], we consummated a reorganization of our corporate structure pursuant to which Antharas Inc, our Cayman Islands issuer, became the 100% owner of Antharas Hills. Antharas Hills is the 100% owner of PDI Design and a 55% owner of Antharas M. In connection with the Reorganization, the former shareholders of Antharas Hills exchanged their Antharas Hills ordinary shares for Ordinary Shares of the Company.

Revenues

For our fiscal years ended December 31, 2022 and December 31, 2021, our sales recorded were $9,016,202 and $ 4,454,799 respectively. This represented an increase of 102% for the years in comparison. Our sales are generated solely from our development project in Genting Permai, Geo Antharas.

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Our financial performance over the period in review was characterized by robust sales growth, reflecting the outcomes of various strategic initiatives and market dynamics. Key factors influencing our sales performance include:

Sales Growth:

We experienced robust growth in sales, driven by our product innovation and increased market demand

Market Conditions:

Our sales were influenced by the prevailing market conditions, government policies, incentives, and subsidies as exemplified by initiatives like the Home Ownership Campaign (HOC), played a pivotal role in enhancing overall market conditions.

Our strategic integration of technology to elevate the overall living experience has also heightened the demand for our property.

Price Adjustments:

Strategic pricing adjustments in response to changing market dynamics contributed to sales optimization. Balancing competitive pricing with maintaining value for our products/services remained a focal point.

Cost of Sales

Our costs of sales primarily consists of :

1.	Construction Cost (60%)
2.	Land Cost (20%)
3.	Interior Design & Fit Out (12%)
4.	Others – Including Architect’s Fees, Engineers (M&E / C&S), QS, Land Surveyors

For our fiscal years ended December 31, 2022 and December 31, 2021, these costs totals to and $6,527,673 and $3,233,910 respectively recording an increase of 102% for the years in comparison which is also in line with the increase in revenue for the same period.

The total cost represents 72% and 73% of total revenue for our fiscal years ended December 31, 2022 and December 31, 2021 respectively.

Operating Expenses

Our Operating Expenses consists of :

1.	General & Administrative which includes Staffs & Directors Remuneration (66% and 63% of Other General and Administrative Expenses in both the fiscal years ended December 31, 2022 and December 31, 2021 ), promotion expenses, traveling expenses and other day to day expenses in an office
2.	Selling and marketing expenses represents expenses incurred which are directly attributable to the selling activities targeted to increase the sales of the project
3.	Advertising expenses includes advertising expenses in relation to the project
4.	Rental of office & sales gallery

Total Operating Expenses for our fiscal years ended December 31, 2022 and December 31, 2021, these expenses totals to $556,680 and $517,858 recording an increase of 7.5 for the years in comparison.

The overall increase in the expenses is mainly due to staff costs in new hires and salary adjustment in 2022 which attributed to an increase of $34k for the year

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The total Operating Expenses were 6% and 12% of total sales for fiscal years ended December 31, 2022 and December 31, 2021 respectively. Overall, the increase in expenses were not in tandem with the sales increase for the same period.

	For the Year Ended December 31,
	2022	2021

Selling and marketing expenses (Selling)	108,255	90,083
Advertising expenses (Selling)	2,707	6,157
Rent Expenses (Selling)	22,728	11,581
Other General & Administrative Expenses (G&A)	375,957	346,097
Impairment Loss	35,032	41,150
Rent Expenses (G&A)	12,001	22,790
Total operating expenses	556,680	517,858

We expect that the general & administrative expenses to increase when we become a public company and incur additional costs to comply with the reporting obligations under the U.S. securities law.

Results of Operations Year Ended December 31, 2022 Compared to December 31, 2021

Revenue

For our fiscal years ended December 31, 2022 and December 31, 2021, our sales recorded were $9,016,202 and $ 4,454,799 respectively. This represented an increase of 102 % for the years in comparison. Our sales are generated solely from our development project in Genting Permai, Geo Antharas.

Our financial performance over the period in review was characterized by robust sales growth, reflecting the outcomes of various strategic initiatives and market dynamics in our favour.

Cost of Revenue

For our fiscal years ended December 31, 2022 and December 31, 2021, these costs totals to and $6,527,673 and $3,233,910 respectively recording an increase of 102% for the years in comparison which is also in line with the increase in revenue for the same period.

The total cost represents 72% & 73% of total revenue for our fiscal years ended December 31, 2022 and December 31, 2021 respectively.

Gross Profit

For our fiscal years ended December 31, 2022 and December 31, 2021, our gross profit were $2,488,529 and $1,220,889 respectively. Gross Profit margin was recorded at 28% & 27% for our fiscal years ended December 31, 2022 and December 31, 2021 respectively

Operating Expenses

Total Operating Expenses for our fiscal years ended December 31, 2022 and December 31, 2021, these expenses totals to $556,680 and $517,856 recording an increase of 7.5% for the years in comparison.

Selling & Marketing expenses were recorded at $108,255 and $90,083 for our fiscal years ended December 31, 2022 and December 31, 2021, respectively.

Advertising expenses were recorded at $2,707 and $6,157 for our fiscal years ended December 31, 2022 and December 31, 2021, respectively.

Total rental expenses (Office and Sales Gallery) were recorded $34,729 and $34,371 for our fiscal years ended December 31, 2022 and December 31, 2021, respectively.

Other General & Administrative expenses consists mainly of :

	December 31, 2022 ($)	December 31, 2021 ($)
Salaries	277,642	259,718

Net Income

For our fiscal years ended December 31, 2022 and December 31, 2021, our net income was $1,336,612 and $465,036 respectively.

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Critical Accounting Policies and Estimates

We prepare our financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) which requires us to make estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (2) the disclosure of contingent assets and liabilities at the date of the financial statements, and (3) the reported amounts of revenues and expenses during the reporting periods. Management continually evaluates the estimates used to prepare the financial statements and updates those estimates as necessary. In general, our estimates are based on historical experience, on information from third party professionals, and other various assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ materially from those estimates made by management.

The following descriptions of critical accounting policies, judgements and estimates should be read in conjunction with our combined and consolidated financial statements and accompanying notes and other disclosures included in this proxy statement.

Fair Values of Financial Instruments

Accounting Standards Codification (“ASC”) 820 “Fair Value Measurements,” which defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosures requirements for fair value measures. Current assets and current liabilities qualified as financial instruments and we believe that the carrying amounts are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and if applicable, the current interest rate is equivalent to interest rates currently available. The three levels are defined as follow:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.
●	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value.

As of the balance sheet date, the estimated fair values of the financial instruments approximated the fair values due to the short-term nature of these instruments. Determining which category an asset or liability falls within the hierarchy requires significant judgment. Such hierarchy disclosure is evaluated each year.

Revenue recognition

ASC 606, Revenue from Contracts with Customers is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which we expect to receive in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

ASC 606 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that we (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation.

Sale of real estate properties

Revenue from real estate sales is recognized in accordance with ASC 606, which stipulates that revenue is recognized when control of the asset is transferred to the customer taking into account any rebates provided to the customer.

The contracts with customers contain a single performance obligation that includes significant real estate development activities necessary to deliver the developed property units with common areas and facilities, inclusive of a provision for a defective liability period.

For sales of condominium and commercial units, revenue is recognized over time as we construct the development without an alternative use for the property and has an enforceable right to payment for performance completed to date. Based on the progress towards the completion of the performance obligation, which is assessed using the input method that recognizes revenue on the basis of the entity’s efforts or inputs to the satisfaction of the performance obligation relative to the total expected inputs.

Otherwise, revenue from sales of real estate is recognized at a point in time when the customer obtains control of the asset, which generally coincides with the closing date and transfer of legal title.

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We apply judgment and estimates in determining the method of measuring progress and assess each contract to determine whether the control of the asset is transferred over time or at a point in time. We also evaluate whether the enforceable right to payment exists for performance completed to date.

Significant payment terms, such as milestones and retention amounts, are disclosed as they affect the timing and amount of revenue recognized. The transaction price allocated to unsatisfied performance obligations and expected to be recognized as revenue in future periods is disclosed.

For residential property under construction, the contract is regulated by the Housing Development Act (HDA) in Malaysia. The defect liability period is 24 months from the delivery of vacant possession. For commercial units under construction, the contract is not regulated by the Housing Development Act (HDA) in Malaysia. However, the Company has specified a defect liability period of 18 months from the delivery of vacant possession. During this period, the Company being the developer is required to correct any issues resulting from poor workmanship or materials, or if the unit is not built according to the plans and specifications outlined in the contract, at no additional expense to the purchaser.

The Company defers the revenue recognition of a portion of the sales price equivalent to the estimated costs of services to be performed during the defect liability period. This deferred amount is recognized as revenues over the duration of the defect liability period.

Contract Assets and Contract Liabilities

Contract assets are recorded to represent our rights to receive payment for completed but not yet billed work in accordance to ASC 606-10. These assets include the incurred costs of construction, infrastructure development, and various services provided within the development project, which are associated to the sold property units but not yet charged to the customer.

Contract liabilities represent amounts received from customers as down payments or advances, which have not yet been recognized as revenue in accordance to ASC 606-10. These amounts may be recognized as revenue when certain conditions are met, such as when the property is substantially complete and title is transferred.

Contract assets and contract liabilities project are presented at gross basis in entirety.

Inventory and property development cost

Inventory includes developed or under development real property, comprising commercial and residential units, and is recorded at the lower of its carrying amounts or fair value.

Development costs, covering land use, construction, engineering, architectural, and permit expenses, are capitalized and distributed to development projects through the specific identification method. Allocation to specific units within a project is based on the ratio of unit sales value to the estimated total sales value multiplied by the total project costs.

Amenity costs transferred to customers are treated as common project costs, allocated to specific units as part of overall construction expenses. For amenities retained by the Company, costs exceeding the related fair value are also considered common costs.

The Company assesses potential impairment of the real estate project under development in accordance with ASC 360-10, “Impairment and Disposal of Long-Lived Assets”.

Contract cost asset

Contract cost asset consist of incremental costs of obtaining a contract and costs to fulfill a contract. We follow the guidance provided in ASC 340-40, “Other Assets and Deferred Costs - Contracts with Customers,” to determine the appropriate accounting treatment for these costs.

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Incremental costs of obtaining a contract consist of sales commissions compensated to real estate sales agencies and sales personnels for each property sales contract secured. We adopt the cost amortization practical expedient in accordance to ASC 340-40, which allows for immediate expensing of sales commissions for contracts with an amortization period of one year or less, which are included within selling expenses. For commissions associated with contracts exceeding a one-year period, these incremental costs are recognized as assets on the balance sheet when it is probable and recover them through the related property unit sales, which are deemed collectible.

Costs to fulfill a contract consists of costs directly associated with fulfilling an existing or anticipated contract. This includes expenses like the development costs of property units, which contribute to or enhance our ability to meet future performance obligations, provided it is likely that the costs will be recovered through the related property unit sales.

Contract cost assets are amortized over the expected period of benefit from the contract as the controls of the underlying assets are transferred to the customers.

Contract costs asset is assessed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. If an impairment is identified, an impairment loss is recognized equal to the amount by which the carrying amount exceeds the estimated recoverable amount.

The amortization of contract cost assets is recognized in cost of sales.

Liquidity and Capital Resources

Our sources of liquidity are primarily from operating activities.

●	Operating Cash Flows: Cash generated from the company’s core business operations is our primary source of liquidity.
●	Receivables Management: Effective management of accounts receivable contributes to liquidity.

Our cash and cash equivalents as at December 31, 2022 were $335,847.

The majority of our expense transactions are denominated in RM and our assets and liabilities are denominated in RM.

The financial institutions that we use are CIMB Bank Bhd and Public Bank Bhd which are listed banks in the Malaysian Stock Exchange (KLSE).

We intend to finance our future working capital requirements and expenditures from cash generated from operating activities and funds raised from financing activities. We believe that our current cash and cash equivalents together with our cash generated from operating activities and new financing activities will be sufficient to meet our present and anticipated working capital requirements and capital expenditures.

Restricted cash

Restricted cash consists of amounts held under the housing development account pursuant to Section 7A of Housing Development (Control and Licensing) Act 1966. The funds have been set aside and designated for specific purposes related to housing development, as mandated by the law. These funds are intended to be used for purposes such as financing and facilitating the particular housing development projects.

Restricted cash as of December 31, 2022 and 2021 were $864,824 and $188,998 respectively.

Investor Funding

We have secured financing arrangements with multiple parties for our development and construction projects, which include a profit-sharing component and are interest bearing. These funds are secured by specific property units within the development project and are guaranteed by two directors and shareholders of the Company. If there is a default due to a failure to complete the project, or an inability to achieve the sales threshold by the target date of September 1, 2023, we are obliged to pay interest to the funder which is 6% per annum for January 1, 2020 to December 31, 2020; and 8% per annum for January 1, 2021 to September 30, 2023 or until the Certificate of Completion and Compliance of the project is officially issued and obtained, whichever is earlier.

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These funders have an option to exercise their rights for the return of funds and profit-sharing under the following circumstances:

Upon reaching the 50% sales milestone of the project, the funder has the option to take ownership of the pledged property units as a means of satisfying the return of funds and the associated profit-sharing.

At sales milestones of 75%, 85%, or 95% of the project, the funder may choose to request the return of the entire fund and receive specified profit amounts for each milestone.

At the completion of the project, the profit-sharing amount is calculated based on the value of the completed project and is payable upon issuance of the Certificate of Compliance and Completion by the relevant authority.

At the end of the project, the profit-sharing amount is calculated based on net profits from all property units’ sales proceeds of the project.

As of December 31, 2022, the project’s development progress and property units’ sales have not met the established milestone and the funders do not have the right to claim a return of the funds.

As of December 31, 2022, and thereafter, no funders raised any concerns or made any demand for their funds. We are committed to complete the development and construction of the project.

Concentration Risks

We currently have a single development project to generate our anticipated revenues. While diversification and additional revenue streams are in the pipeline, to date this risk remains. This concentration risk arises from the fact that of our operations and financial results are contingent upon the performance and profitability of this singular project.

We also rely on a single contractor for the development and construction of our project. This concentration risk arises from the fact that a substantial portion of our operations and financial results are contingent on the performance and capabilities of this specific contractor. We maintain a strong working relationship with this contractor and exercise due diligence in overseeing project progress, however, factors such as unforeseen circumstances, regulatory changes, or performance issues on the part of the contractor may negatively impact us.

Financial Risks

Our business is exposed to financing risks such as difficulty in obtaining financing or unfavorable lending terms to our buyers. Such conditions can hinder the sales of the project development.

Other financial risks related to cost overruns can happen too, due to unforeseen increases in construction costs, labor expenses, or material costs may lead to budget overruns, which in turn may negatively impact our project profitability.

Other Risks

As we are engaged in development projects, we are exposed to risks associated with the progress of the developments. These risks may impact the timely completion and delivery of projects, potentially affecting financial performance. The main risks related to development progress include construction delays, market conditions, financing risks, regulatory and permitting risks, cost overruns, etc. We actively manage these risks through comprehensive project management, regular monitoring, and strategic planning. Mitigation measures may include contingency planning, diversification of financing sources, and rigorous adherence to project timelines.

For a full discussion of the risks that we face, please see “Risk Factors.”

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QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation Risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

Interest Rate Risk

We are exposed to cash flow interest rate risk in relation to bank loans, bank overdrafts and a recourse receivables purchase facility with variable interest rates which is partially offset by bank balances held at variable rates. It is the Group’s policy to keep its borrowings at variable rates at a minimum so as to minimize the fair value interest rate risk.

Credit Risk

We are potentially exposed to credit risks associated with deposits held in financial institutions. The aggregate amount of deposits in financial institutions exceeding the insurance limits set by Perbadanan Insurans Deposit Malaysia (PIDM) is RM 250,000 per depositor per bank, which may be at risk in the event of a financial institution default. We regularly assess and monitor credit risks associated with our deposit accounts. For credit risks related to trade and other receivables we maintain an allowance for expected credit losses on trade and other receivables which is determined based on historical credit loss experience, current economic conditions, and other relevant factors that may affect the collectability of receivables. We will continue to monitor the creditworthiness of our receivables.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through regularly evaluating the collectability of financial assets, based on a combination of factors such as credit worthiness, past transaction history, current economic industry trends and changes in payment patterns. We identify credit risk collectively based on industry and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Our exposure to liquidity and cash flow risks arises primarily from mismatches of the maturities of financial assets and liabilities. It is our objective to maintain a balance between continuity of funding and flexibility through the internally generated funds. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. To manage liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows.

The Group has secured financing arrangements with multiple parties for development and construction projects. The financings include a profit-sharing component and are interest bearing. These funds are secured by specific property units within the development project and are guaranteed by two directors and shareholders of the Company.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, almost all of our combined revenues and combined costs and expenses are denominated in Malaysia Ringgit. All of our assets are denominated in Malaysia Ringgit. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the Malaysia Ringgit. If the Malaysia Ringgit depreciates against the U.S. dollar, the value of our Malaysia Ringgit revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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OUR CORPORATE STRUCTURE AND HISTORY

Corporate History

Antharas Inc, the issuer in this offering (and also referred to in this prospectus as the “Company”), was incorporated in the Cayman Islands on December 5, 2023.

Upon consummation of the Reorganization, the Company will own 100% of Antharas Hills Sdn Bhd (“Antharas Hills”), a Malaysian company that was incorporated on August 24, 2017.

PDI Design and Technologies Sdn Bhd (“PDI Design”), a Malaysian company that was incorporated on September 12, 2023, is 100% owned by Antharas Hills.

Antharas M Sdn Bhd (“Antharas M”), a Malaysian company that was incorporated on September 12, 2023, is 55% owned by Antharas Hills and 25% owned by Maplehome Corporate Holding Sdn Bhd. (“Maple Home”) and the balance 20% owned by Swee Eng Tan. Maple Home is not affiliated with the Company or with either Major Shareholder. Swee Eng Tan is to be appointed as an Independent Director of Antharas Inc.

Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to consummate a reorganization of our corporate structure (the “Reorganization”), pursuant to which Antharas Inc, our Cayman Islands issuer, will become the 100% owner of Antharas Hills. Antharas Hills is the 100% owner of PDI Design and a 55% owner of Antharas M. In connection with the Reorganization, the former shareholders of Antharas Hills will exchange their Antharas Hills ordinary shares for Ordinary Shares of the Company.

The following diagram illustrates the ownership structure of the Company after giving effect to this offering:

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INDUSTRY OVERVIEW

The following is an analysis of macroeconomic trends in SEA and in Malaysia, both generally and in the market sectors that the Company has operated and plans to operate.

Macroeconomic Analysis

Southeast Asia Economy

Southeast Asia (“SEA”), a region known for its dynamic economies and burgeoning markets, presents a highly attractive macroeconomic landscape. Below are the key factors contributing to the attractiveness of SEA economy.

GDP Growth: The SEA region has consistently shown robust growth rates especially in the post-COVID period. During the post-COVID period, economic activities in SEA have recovered and the GDP growth rate has come back to the level of over 5% in 2022 with strong momentum and is expected to remain at the level of over 4% in 2024 and 2025. The economic strength and tenacity have also been driven by a mix of manufacturing, services, and increasingly, digital economies.

SEA Real GDP Growth:

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Source: FactSet

Expanding Consumer Market: SEA’s growing middle class is boosting consumer purchasing power, creating lucrative markets for a wide range of products and services. Although SEA experienced inflation in 2022, the high inflation has been effectively controlled and lowered in 2023, and the inflation growth rate is expected to come back to the historical level of less than 3% year-over-year (“YoY”) growth rate in the coming years.

SEA CPI Growth Rate:

Source: FactSet

The SEA region is characterized by a youthful demographic, which not only provides a large workforce but also signifies long-term consumer market potential. Overall, the unemployment rate in SEA region is relatively stable except that Philippines encountered a temporary increase in unemployment rate in 2020. Also, cities in SEA are expanding rapidly, fostering urban economies that are hubs for innovation and commerce. In addition, SEA has an advantageous strategic geographic location.

Malaysia Economy

Strong GDP growth with moderate inflation growth: Malaysia’s economy outperformed the majority of SEA countries in 2022 with a YoY GDP growth rate of 8.7%. The strong economic expansion momentum was largely supported by the resilient domestic demand and revival of trading activities. Going forward, Malaysia is expected to keep the high GDP growth trend with YoY GDP growth of over 4% in 2023-2025. The inflation growth of Malaysia remains at a moderate level and largely follows the macro trend of GDP growth. Moving forward, Malaysia inflation growth rate is expected to gradually reach the level of 2.3% in 2025.

Real GDP of Malaysia:

Source: Bloomberg

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Highly Skilled Workforce: Malaysia has been focusing on investing in education and skills development, resulting in strong workforce that can support more complex and high-value industries. Due to the encouraging momentum of domestic economy and recovery in external trade, the unemployment rate of Malaysia decreased after 2021 and the labor market in Malaysia is expected to be further strengthened in the coming years. Also, Malaysia’s urban areas are well-developed, with infrastructure that supports business and economic activities effectively. Moreover, Malaysia’s location and well-developed transport links make it a strategic hub for trade and business within SEA and beyond.

In summary, SEA’s dynamic growth, combined with Malaysia’s sophisticated economic structure and skilled workforce, create a favorable macroeconomic environment. The SEA region, and specifically Malaysia as well, offer promising opportunities due to its demographic advantages, rapid urbanization, and strategic position in the global economic landscape.

Overview of Real Estate Market in Southeast Asia and Malaysia

Market Analysis

Real Estate Market in SEA

Recent years have seen growth and expansion in the real estate sector of SEA. According to Statista, in 2023, the overall value of the real estate market in the region was estimated at US$26.19 trillion, with residential real estate taking the lead, having a projected market volume of US$22.49 trillion for the year. Looking ahead, the overall real estate market value in SEA is anticipated to grow at a compound annual growth rate (CAGR) of 2.04% from 2023 to 2028, reaching a market volume of US$28.97 trillion by 2028. Moreover, the total value of real estate transactions is forecasted to increase from US$165.40 billion in 2023 to over US$208.00 billion in 2028, representing a CAGR of 4.67% during the five-year period.

Southeast Asia Real Estate Market Value (2020-28)	Southeast Asia Real Estate Transaction Value (2020-28)

Source: Statista Market Insights: Real Estate – Southeast Asia, 2023 https://www.statista.com/outlook/fmo/real-estate/southeast-asia#transaction-value

Real Estate Market in Malaysia

According to Mordor Intelligence Malaysia Real Estate Market Size and Share Analysis Report published in 2023, the overall real estate market in Malaysia (including residential, commercial and other property types), was estimated at USD 34.47 billion in 2023 and is expected to grow to USD 47.53 billion by 2028, at a CAGR of 6.64%. This suggests a resilient and growing real estate market in Malaysia, which despite the necessity of a post-COVID-19 recovery of its economy demonstrates robust demand for properties. This growth has additionally been characterized by advancements in digital technology, which have transformed the real estate industry from its traditional, brick-and-mortar practices.

The residential real estate market, driven by demand for affordable housing and the cautious optimism among developers about Malaysian property prospects in the medium to long term, is showing encouraging growth. Based on Mordor Intelligence Malaysia Residential Real Estate Market Size and Share Analysis Report published in 2023, the market size of residential real estate in 2023 was estimated at USD 21.16 billion and is expected to increase to USD 28.18 billion by 2028, growing at a CAGR of 5.90% during the projected period of 2023-2028.

1 Source: Malaysia Real Estate Market - Housing Industry (mordorintelligence.com) Published year 2023

2 Source: Malaysia Residential Real Estate Market - Trends & Industry Analysis (mordorintelligence.com) Published Year 2023

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Malaysia’s Real Estate Market is on the Path to Recover from the COVID-19 Pandemic

In recent years, the real estate market in Malaysia has demonstrated a steady increase in house prices, as indicated by the House Price Index year-on-year (YoY) change data from the Central Bank of Malaysia. From July 2020 to July 2022, there has been a consistent upward trend with the most notable spikes occurring in second half of 2022, showing increases of up to 5.1%. However, there’s a slight moderation in growth with a 2.2% increase by July 2023.  Malaysia Residential Real Estate Market - Trends & Industry Analysis (mordorintelligence.com) Published Year 2023

Figure: Malaysia House Price Index YoY Change

Source: Central Bank of Malaysia

According to the Malaysian National Property Information Centre (“NAPIC”), the volume of real estate transactions in Malaysia has seen fluctuations over the past years, with a sharp 9.90% decline in 2020 due to the impacts of the global pandemic. Nonetheless, the market rebounded with a positive YoY change of 29.50% in 2022, suggesting a strong recovery. When examining transactions by sector, residential real estate dominates the market, accounting for 62.5% of all transactions.

Figure: Malaysia Real Estate Transaction Volume	Figure: Malaysia Real Estate Transactions by Sector

Source: National Property Information Centre (NAPIC) Source: National Property Information Centre (NAPIC)

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Market Drivers

Rising Affluence and Homeownership Aspirations: Southeast Asia, home to over 8% of the global population (as per Worldometer as of December 2023), is experiencing rapid income growth, making it one of the fastest-growing regions economically. With considerable potential for urban expansion—ASEAN’s urbanization rate is set to expand from 49 percent in 2018 to 56 percent in 2030, according to the Business Times “Capturing the Rise of ASEAN amid Economic Resilience and Growing Wealth” published in 2023—there is a substantial push for the real estate sector. With a median age of 30, according to Fidelity International in 2023, this growth is propelled further by a youthful demographic, which is anticipated to drive sustained demand for homeownership in the coming years.

Integration of Mixed-Use Spaces: Developers are fostering vibrant, self-sustaining communities through the rise of mixed-use developments. These projects amalgamate retail, commercial, and residential spaces, driven by the need for convenience and efficient land use in densely populated cities. Mixed-use developments cater to a lifestyle where living, working, and recreation coexist within close proximity, reducing commute times and enhancing life quality.

Increasing foreign investment in Southeast Asia: Southeast Asia is becoming a hotspot for foreign direct investment, attracting both local and international investors. According to ASEAN Investment Report 2023, Foreign Direct Investment (FDI) in 2022 was at an all-time high of USD 224 billion despite a 12% decline in global FDI flows in the same year. With almost 90% of foreign investments coming from outside the region, ASEAN economies also accounted for 17% of FDI flows in the world, indicating global investor interest in the region. This large inflow of capital has propelled the commercial and residential real estate sector as the third largest recipient of international project finance in the region, with the number of deals more than doubling in 2022 to 41 deals compared to the previous year. This development positions ASEAN as a promising investment destination increasingly recognized by international investors.

Foreign Investment Incentives: The Southeast Asian real estate market is increasingly influenced by foreign investors, prompted by various countries in the region adjusting policies and providing incentives to attract overseas capital. The easing of foreign property ownership restrictions has led to a surge in foreign buyers, especially from China, including Hong Kong. The allure for these investors is the region’s relatively affordable property prices and the prospects for capital growth, offering a compelling alternative to the real estate markets in their own regions.

Overview of Global PropTech Market

What is PropTech?

PropTech is a strategy adopted for the real estate industry where innovative technology solutions are developed to address the challenges in property management today. These solutions are designed to tackle challenges like shortage of skilled labor, human resource constraints, escalating costs and are geared towards delivering an extraordinary use experience in managing overall efficiency of the property. It benefits all stakeholders involved, from the investors to the developers, property management companies, buyers and occupants. PropTech seeks to improve operations by reducing paperwork, optimizing transactions, and enhancing occupant wellbeing. Modern property technology platforms often combine smart home technology, digital dashboards, data, research and analytics, mobile applications, and many other technologies to achieve these goals.

Market Analysis

According to “PropTech 3.0: the Future of Real Estate” report by Oxford Said Business School published in 2017, the PropTech sector, representing technological innovations emerging from the digital transformation of the real estate industry, is rapidly growing. The sector’s origins are traced to three distinct but interconnected movements or verticals: “Smart Buildings,” “Real Estate FinTech,” and the “Shared Economy.” Real Estate FinTech primarily involves digital platforms designed to streamline real estate asset transactions. Similarly, the Shared Economy encompasses technology-based platforms that connect buyers and sellers of various real estate assets.

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Among these components, the most relevant for our business is the “Smart Buildings” vertical. This aspect of PropTech focuses on technologies that automate and facilitate the management and operations of real estate properties. Such technologies play a crucial role in the advancement and efficiency of the property management sector, aligning closely with our operational focus and objectives in the burgeoning PropTech landscape.

PropTech Global and SEA Landscape

According to Grand View Research PropTech Market Size, Shares & Trends Analysis Report published in 2021, the global PropTech market, estimated at USD 29.09 billion in 2022, is on a trajectory of rapid growth, with projections indicating an annual compound growth rate of over 15%, potentially reaching upwards of USD 94.20 billion by 2030. Based on PropTech Global Trends 2022 Annual Barometer by ECSP Business School, PropTech companies secured about USD 20 billion in new investments during the 2021-2022 fiscal year, marking a 17% increase from the previous year.

According to the PropTech Global Trends 2022 Annual Barometer, the PropTech market in Southeast Asia remains relatively untapped and shows significant potential for growth. With a population exceeding 600 million, according to Worldometer as of December 2023, coupled with increasing urbanization, rising incomes, and a shift towards digital adoption among a young and tech-savvy population, Southeast Asia stands out as a particularly promising market for PropTech companies looking to expand their presence.

Market Drivers

Increasing digitalization: As of November 2023, the Southeast Asia digital economy generated $100 billion in revenue and grew at a CAGR of 27% since 2021 according to Bain & Company “e-Conomy SEA 2023”. This trend of increasing digitalization of the SEA economy is a critical growth factor for the PropTech market going forward. Digital innovations in the property sector will continue to make managing properties more efficient and in line with present-day consumer and supplier inclinations.

Rapid Urbanization and Middle-Class Expansion: Southeast Asia’s middle-class population is rapidly expanding from 172 million in 2010 to 472 million in 2030, according to the Business Times “Capturing the Rise of ASEAN amid Economic Resilience and Growing Wealth” published in 2023. This trend coupled with rapid urbanization and digitalization creates tremendous momentum in generating demand for tech-based property solutions, which have benefited consumers and PropTech companies through effectively eliminating opaque real estate transactions, providing more systematic processes, and improved customer relationship management supported by data insights.

Increasing investor attention: According to “Global PropTech Confidence Index” by MetaProp and PWC published in 2023, not only does almost half of investors expect to make more PropTech investments in the 2023-2024 period—up from 26% in the previous period—60% of start-ups are also indicating increased likelihood of experiencing a liquidity event in the coming 3 years. Increased access to capital and opportunities for partnership with sophisticated investors are facilitating innovation and empowering companies to scale and create technologies which meet specific challenges in the local real estate market.

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Sustainability: The Climate Change 2023 Synthesis Report from the United Nations Intergovernmental Panel on Climate Change highlights the severe global impact of climate change, including heatwaves, wildfires, floods, and droughts. Given that the built environment accounts for nearly 40% of the world’s carbon emissions, as per World Business Counsel for Sustainable Development, there is a growing consensus on the critical role of new real estate technologies in achieving global sustainability targets. These technologies are increasingly recognized as key solutions to reduce carbon emissions and energy usage, paving the way for a more sustainable and energy-efficient future.

Overview of Hospitality Services Market in Southeast Asia and Malaysia

Market Analysis

Hospitality Services Market in Southeast Asia

The resurgence in tourism across Southeast Asia has significantly boosted the hotel industry. Following the reopening of borders in early 2022, these nations are witnessing a substantial increase in tourism, leading to hotel performance indicators, such as hotel industry revenues, hotel users and hotel user penetration rate, exceeding their pre-2019 levels. This upswing in tourism and hospitality is reflected in the industry’s financial projections. According to Statista, the hotel industry is expected to generate US$11.55 billion in revenue in 2023, with a projected growth at a compound annual growth rate (CAGR) of 6.59% between 2023 and 2028. This growth trajectory is set to culminate in a market volume of US$15.89 billion by 2028.

Southeast Asia Hotel Industry Revenues (2017-28)

Source: Statista Market Insights: Hotels – Southeast Asia, 2023

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Furthermore, the customer base of the hotel market is anticipated to expand significantly. By 2028, the number of consumers in the hotel market is expected to reach 93.17 million, compared to 69.34 million in 2023. This increase in consumer numbers corresponds to a growth in user penetration rate from 10.1% in 2023 to 13.0% in 2028, representing a CAGR of 5.2% over the same period (2023-2028). These figures underscore not only a robust recovery post-pandemic but also indicate a growing preference and demand for hotel accommodations in the region, marking a positive outlook for the Southeast Asian hotel industry.

Southeast Asia Hotel Users	Southeast Asia Hotel User Penetration Rate

Source: Statista Market Insights: Hotels – Southeast Asia 2023

Hospitality Services Market in Malaysia

According to Mordor Intelligence Hotel Industry in Malaysia Size and Share Analysis report published in 2022, the value of the hospitality industry in Malaysia was estimated at USD 4 billion in 2022, and the hospitality industry in Malaysia was poised for significant growth with an expected compound annual growth rate (CAGR) of over 6.5% from 2023 to 2028. This growth is bolstered by the Malaysian government’s Smart Tourism 4.0 Initiative, which focuses on digitizing the sector and developing smart tourism products and infrastructure. The initiative aims to enhance sustainability and resilience in the tourism sector, which is the third largest contributor to the nation’s GDP, as per an article published by the Malaysia Investment Development Authority (MIDA) in 2021. According to Tourism Malaysia, tourist arrivals bounced back rapidly in 2022 and surpassed the official target of 9.2 million to more than 10 million generating USD 6.02 billion in tourist receipts. In line with this initiative, the Malaysian Investment Development Authority (MIDA) anticipates a substantial increase in tourism-based earnings, projecting a rise from USD 25 billion in 2018 to an impressive USD 110 billion by 2030. This strategic focus on smart tourism underlines the sector’s potential for exponential growth and its pivotal role in Malaysia’s economic development.

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Market Drivers

Recovery of Tourist Arrivals: according to ASEAN Statistical Brief published in 2023, tourist arrivals in the ASEAN region plummeted during the height of the COVID-19 pandemic from 143.6 million in 2019. As of first half of 2023, 46.5 million tourists travelled to the region, bringing tourist arrivals to 66% of the level seen in the first half of 2019. No ASEAN country, including Malaysia, has recovered fully from the pandemic. As Southeast Asia including Malaysia welcomes more tourists in the coming years, a concurrent recovery of the hospitality sector is expected as the two sectors are intricately linked.

Rising economic prosperity: increasing economic prosperity demonstrated by rapid economic growth in Malaysia and the wider Southeast Asian region has resulted in a rising middle class willing to spend on domestic travel and hospitality services.

Digitally enabled integrated services: the emergence of online, integrated hospitality platforms offering services from bookings to virtual check-ins, to data-driven customized services, have significantly improved customer experience and workflow efficiency, significantly driving growth of the hospitality sector.

Cultural diversity in Southeast Asia continues to drive growth in hospitality: a region with more than 1500 ethnic groups and more than 1000 languages and dialects spoken, according to Boston Consulting Group’s “Taking Diversity to the Next Level in Southeast Asia” published in 2023. Southeast Asia is a cultural hotbed which have the potential to offer diverse cultural and gastronomic adventures, presenting promising opportunities for the hospitality industry in the region.

The post-pandemic rise of sustainable tourism: before the COVID-19 pandemic, the natural landscape of Southeast Asia had suffered significantly from ‘over-tourism’ and associated man-made degradation, according to Asia Development Bank Southeast Asia Development Solutions published in 2022. Environmental recovery in Southeast Asia’s tourist hotspots due to the drastic drop in tourism during COVID-19 has prompted a rethinking of tourist travel habits. According to a survey by the Economist of more than 4500 travelers across Malaysia, Philippines, Singapore, Thailand, and other countries in APAC in 2022, in a post-pandemic environment, 70% of respondents have reported sustainability as important in the way they approach traveling. This factor is likely to be a key driver of the hospitality industry in the coming years as it adapts to this growing consumer trend.

Government support: With tourism contributing to 12% of Southeast Asia’s GDP before the pandemic according to OECD: ‘Tourism must Adapt to the Post-pandemic Environment to Drive Growth in Emerging Asia’ published in 2023, governments in Southeast Asia have implemented policies conducive to the growth of the sector. For example, the Malaysian government is proactively working to boost the nation’s tourism industry. The introduction of the National Tourism Policy (NTP) in December 2020 is a testament to these efforts. This policy provides a strategic framework to support the country’s tourism sector until 2030, with the aim of establishing Malaysia as a premier global tourist destination. As a result, the hospitality industry, heavily reliant on tourism, is set to benefit.

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BUSINESS

Overview

We are a full-service community property developer based in Kuala Lumpur, Malaysia. Our mission is to support “future-proof” living by developing new properties in an all-in-one ecosystem through property technology, or “PropTech,” that we believe will enrich the lives of our customers.

Our wholly owned subsidiary Antharas Hills commenced operations in 2017. Our property development target market is strategically set in Southeast Asia (“SEA”), beginning with what we see as a solid business foundation in Malaysia, which boasts excellent physical infrastructure and stable, conducive government policies. Our vision is geared towards the broader region of SEA, which shares similar climate, cultural, and geographical features. We specialize in low-density, technologically advanced, premium residential and commercial developments, with a keen focus on fostering community and social development in our chosen locations. Among our notable projects is Geo Antharas, a development in the Genting Highlands, Pahang, Malaysia, an area renowned for its ideal climate and natural beauty, yet accessible to urban amenities and an international airport, making it an appealing choice for those seeking a harmonious blend of nature and modern living.

We plan to target a specific segment in the PropTech market through our wholly owned subsidiary PDI, focusing on digital solutions for diverse property types including high-rise residential developments, commercial spaces, and hospitality properties. We also will have in-house capacity to customize our services to meet the unique needs of a varied user base, including developers, agents, investors, homeowners, and renters. By keeping abreast of market trends, such as the demand for sustainable or smart homes, our in-house team ensures that our solutions are aligned with current and emerging needs. Additionally, we prioritize markets with growth potential and scalability, ensuring that our technological solutions remain relevant and adaptable in the evolving real estate landscape. We expect to begin to roll out PropTech products by the end of the second quarter of 2024, and will continue to do so from time to time thereafter; and we believe that we will begin to generate revenues from our new PropTech offering by the end of the first quarter of 2025. However, there can be no assurance that we can implement such roll-out plans as planned, or at all.

In the hospitality services sector, our emphasis is on our recently established partnership with Wyndham, pursuant to which we will license the Wyndham brand name in running and operating the hotels and catering to the exclusive members of the Wyndham hospitality brand within hotel developments. Our services include embedding technology solutions for event venues and conference centers, enhancing event planning, booking, and attendee management. We believe this market is attractive for several reasons: the hospitality industry is undergoing a significant digital transformation, creating a demand for innovative technology solutions to enhance guest experiences and streamline operations. We are poised to capitalize on this by offering cutting-edge tech-enabled services. Additionally, there is a growing need for operational efficiency in the hospitality sector. Our solutions can automate tasks, integrate systems, and optimize processes, leading to cost savings and improved productivity. Moreover, we believe that we will be able to significantly enhance guest experiences by offering seamless, personalized tech-based services through mobile apps and in-room technologies. We expect to begin to generate hospitality services revenues in the third quarter of 2024.

Our operating subsidiary Antharas Hills generated all of our revenues for the fiscal years ended December 31, 2021 and 2022.

We incorporated Antharas Inc, our Cayman Islands holding company, on December 5, 2023 to act as the issuer for this offering.

Business Segments

Antharas Development. Our legacy business is property development. Through our operating subsidiary Antharas Hills Sdn Bhd, we develop strategically located and technology driven properties. For the years ended December 31, 2021 and December 31, 2022, 100% of our revenues were generated from property development activities.

In addition, we have formed the following subsidiaries and plan to enter into the following lines of business commencing in 2024:

●	Antharas Tech. We formed our subsidiary PDI Design and Technologies Sdn Bhd (“PDI Design” or “Antharas Tech”), to provide a future-proof lifestyle experience through PropTech, which encompasses the development of innovative technology solutions that aim to minimize the dependency on human resources and future maintenance costs.

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●	Antharas Hospitality. We formed our subsidiary Antharas M Sdn Bhd (“Antharas M” or “Antharas Hospitality”), to offer world class hospitality and hotel management services, including in partnership with the Wyndham Hotels management team.

Although we have made investments enabling us to offer PropTech and hospitality services in 2024 (including, for the latter, the signing of the Wyndham Agreement), we have not, as of the date of this prospectus, generated any revenues in either of these business segments. For PropTech, we expect to begin to roll out products by the end of the second quarter of 2024, and will continue to do so from time to time thereafter; and we believe that we will begin to generate revenues from our new PropTech offering by the end of the first quarter of 2025. For hospitality, we expect to begin to generate revenues in the third quarter of 2024. However, there can be no assurance that we can implement such roll-out plans as planned, or at all.

The Company is led by Dato’ Dr. Su Cheng Tan as its Chief Executive Officer, and Kean Yong Teh as its Chief Operating Officer. Together they epitomize vision and innovation in the realm of property development. Their journey is marked by a commitment to crafting exceptional living spaces that redefine luxury. They have rich experience in navigating the intricate landscape of property development with finesse, creativity and a commitment to excellence

Financial Highlights

For our fiscal years ended December 31, 2022 and December 31, 2021, our sales recorded were $9,016,202 and $ 4,454,799 respectively with net income of $1,336,612 and $465,038 respectively.

Our Business

Antharas Hills – Tech-driven Property Development

Our subsidiary Antharas Hills Sdn Bhd, thoughtfully plans and develops properties according to the local needs to provide value to the area, creating opportunities and possibilities while providing connected living that connects everything that one may need into one central hub for better living.

Geo Antharas

As of February 29, 2024, our property management portfolio consisted of one property, namely Geo Antharas. Geo Antharas or the “Geo Antharas project” is our flagship property development project which upon completion will be fully integrated and equipped with the latest technology such as facial recognition, smart lifts and keyless entry.

In November 2018, we entered into a development agreement (as subsequently amended by two supplemental agreements in July 2019 and August 2023, the “Development Agreement”) with Pesat Bumi Sdn Bhd (“Pesat Bumi”), the owner of the piece of land where Geo Antharas is located (the “Geo Antharas Land”), pursuant to which we were granted the right to develop the Geo Antharas Land into apartment buildings with commercial shops. Under the terms of the Development Agreement and in consideration of the provision of the Geo Antharas Land for our development, Pesat Bumi is entitled to 20% of the total saleable or lettable residential and commercial units to be developed for Geo Antharas (the “Owner’s Entitlement Units”). Under the Development Agreement, we are obligated to pay Pesat Bumi land costs equaling RM60 million which will be derived from the gross proceeds of the sales of the Owner’s Entitlement Units, by utilizing part of the purchase price paid into the housing development account for the development project, pursuant to Regulation 7(k) of the Housing Development (Housing Development Account) Regulations 1991. Pursuant to the Development Agreement in the event that we settle the land costs through the housing development account, then Pesat Bumi is obligated to grant us a rebate of RM2 million. Alternatively, in the event that the land costs are not settled through the housing development account, we will deliver to Pesat Bumi the Owner’s Entitlement Units which have not been paid for. Other than the Owner’s Entitlement Units, we shall be deemed the absolute owner of all building units (“Developer’s Entitlement Units”) and shall be entitled to sell the Developer’s Entitlement Units at such prices to be determined by us at our absolute discretion. Pursuant to the Development Agreement, we have the sole responsibility of all matters relating to the development works, which we shall carry out at our own expense. The scope of such responsibility includes, among others, requisite survey and investigation, employment of consultants and contractors, necessary filling and levelling of the land, infrastructure works, and maintenance of the site. We are also responsible for obtaining all requisite permissions and approvals. A former director of Antharas Hill is a shareholder of Pesat Bumi, please see “Related Party Transactions” for details.

Geo Antharas is located in the heart of Genting Permai, which is just 40 kilometers north of Kuala Lumpur. Surrounded by natural habitat and facing a huge panoramic view of Genting Highlands. It is approximately 3800ft above sea level, with a temperature of between 17 and 28 degrees centigrade (between 62 and 82 degrees Fahrenheit) all year round. Geo Antharas comprises three towers (A, B and C) of 41, 28 and 30 stories respectively; the project consists of total 476 residential units and 14 retail units. We target to sell as many units as possible; however, for Tower C we sell units with the condition of a rentback scheme to operate as hotel operations which we will manage under our hospitality service business segment under the Wyndham Agreement. Apart from the standard amenities, Geo Antharas also includes state of the art facilities, such as a cinema, private lounge, 400m fitness track, two heated swimming pools plus a high indoor children’s playground, spa facilities, gymnasium plus co working spaces to cater for today’s lifestyle of “working from home.”

The Geo Antharas project was officially launched in late 2019, with construction commencing in January 2020. As of February 29, 2024, we have sold a total of (both residential and commercial) 330 units in Geo Antharas. We expect the Geo Antharas project will be completed by the end of the second quarter of 2024.

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Geo Antharas is located in Genting Highlands, Pahang:

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Our Project Pipeline

Our future project pipeline is as follows:

Austin Antharas in Johor Bahru, Johor.

Our current plans are for Austin Antharas to develop a 38-story service apartment with recreational facilities, inclusive of a 4 story retail podium located at the heart of Johor Bahru.

With unique architecture, modern aesthetics and practicality, Austin Antharas aims to be a revolutionary living community for the youth of Johor Bahru. The goal is to provide affordable housing at a lower living cost, essential facilities and creating working and business opportunities. Our application of increasing the plot ratio to 1:8 is to enable us to bring the cost down. This would enable the younger generation to be able to afford residing in a well-established and highly sought-after locality.

The current plan for this development comprises of the following:

●	Co-living studio apartments, featuring a collaborative living model that includes communal social and workspace areas.

●	Three bedroom apartments.

●	Communal recreational facilities such as landscaped roof gardens, rooftop swimming pool and etc.

●	Automated multi-level parking facilities that utilize space efficiently.

●	Co-sharing electric vehicles such as scooters.

●	Monthly financial and personal development seminars.

●	Implementing the use of AI technology into households.

●	Child, elderly and pet friendly facilities and retail.

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As of the date of this prospectus, we have executed the final agreements that will give us the authority to begin construction of Austin Antharas but such agreements have not been stamped with the relevant authorities. We are applying with the authorities to increase the plot ratio (which is defined as the ratio of the total floor area of a building to the area of the building plot of the project). We expect that the final governmental approvals will be granted in the second quarter of 2024, but we cannot guarantee when such approvals will be granted, or that they will be granted at all. We expect to commence development in or about the third quarter of 2025, and sales will begin then. Construction is expected to be completed around four years after commencement.

Grand Antharas in Genting Permai, Genting Highlands, Malaysia.

Located in Genting Permai, Genting Highlands, Malaysia, Grand Antharas will be a condominium complex with approximately 600 residential units and 20 retail units.

We expect Grand Antharas will be developed on a piece of land of 1.99 acres. We are at the price negotiation stage for this piece of land. We expect to execute definitive agreements by the end of the third quarter of 2024. At that point we will begin the development approvals process. We currently expect to commence development in the first quarter of 2026, and sales will begin then.

We are confident that we will complete the contracts necessary for us to commence development of Austin Antharas and Grand Antharas on the timetables described above, but there can be no assurances that all or any of the necessary contracts will be finalized, or that any of these projects will be completed on the currently expected timelines, or at all.

Our Business and Revenue Model

Revenue Streams Through 2023

During the periods presented in our financial statements included elsewhere in this prospectus, we had only one revenue stream, namely, tech-driven property development.

We specialize in high rise mixed development (consisting of both residential and commercial/retail units) buildings.

Generally a property development project takes up to 48 months to complete and the sales of the units takes place from 3-6 months before construction to the end of construction. We typically deliver built units around the 36th to 38th month from the start of the project. We expect to generate revenues from the following projects in the following timeline:

●	2024 – Geo Antharas

●	2025 – 2026 – Geo Antharas, Austin Antharas, Grand Antharas

●	2027 – 2028 - Austin Antharas, Grand Antharas

The PropTech that is imbedded in our current property development projects will be focused on community improvement connectivity. We aim to reduce costs in the areas of security (30-50%), energy (for example, lift management, mechanical and electrical services works using sensors to manage the centralized systems to minimize breakdowns and downtime), automation for administrative and management/maintenance works and thus reducing manpower costs.

For more information, see “Our Business - Antharas Hills – Tech-driven Property Development.”

Expanding our Service Offerings in 2024

We are currently expanding our services and product offerings and expect to add two revenue streams in 2024 as outlined below:

●	Sales of PropTech Products, both technology and software. This also may include subcategories such as system integration services, licenses, product updates and maintenance; and

●	Hospitality. Hospitality revenues are comprised of room revenues and ancillary revenues such as food and beverages, meetings, space rentals, catering, tours and transportation, among others.

For PropTech, we expect to begin to roll out products by the end of the second quarter of 2024, and will continue to do so from time to time thereafter; and we believe that we will begin to generate revenues from our new PropTech offering by the end of the first quarter of 2025. For hospitality, we expect to begin to generate revenues in the third quarter of 2024. However, there can be no assurance that we can implement such roll-out plans as planned, or at all.

Our Proposed Property Technology Development Business

Antharas Tech

Through our subsidiary PDI Design and our in-house technology team, we are dedicated to developing technologies tailored for advanced building management and property technologies to create a unified ecosystem that binds communities together. This drives a holistic vision of connected living.

We strive to improve everyday living with PropTech:

●	AI & Smart Control: smarter living with convenient control & facilities. AI can predict future states and allows the building management system (BMS) to take corrective actions based on this information. Therefore, by using automation in the monitoring system, AI can make the BMS warn the driver in advance, enabling them to perform preventive maintenance.

●	Intelligent Building Management: visualizing management in buildings for better efficiency. Intelligent building management systems (IBMS) are used to manage the technology involved in modern buildings. Building management systems are enhanced with the internet and related IT infrastructure to create IBMS.

●	Intelligent Management System: intelligent energy saving measures.

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Building management systems include energy, fire, surveillance, access control, environmental control, elevator, and parking systems. However, these systems are often fragmented, provided by different vendors, and lack a unified interface. Building management personnel face challenges in managing multiple subsystems with different usernames and passwords, leading to inefficiency and requiring high levels of expertise and professionalism. For example, indoor and outdoor lighting is manually controlled through switches. Lights are often left on when occupants and staff leave, leading to unnecessary energy consumption.

We believe that our PropTech solutions can be seamlessly integrated into our property development projects, with Geo Antharas serving as the flagship and premier showcase of our innovative technology. By the end of the second quarter of 2024, we will begin to roll out our PropTech offering as a new and separate business vertical.

Potential Competitive Advantages of our Proposed PropTech Expansion:

High end Technology:

PropTech is a niche market in Malaysia currently as the incorporation of many of our technologies into new real estate construction is only apparent in Class A office buildings but not in the residential market. We aim to lead in the area of residential PropTech, with effective design coupled with proprietary technology integration into our buildings to lower maintenance costs and increase efficiency and effectiveness in our projects.

Business model with high scalability:

The PropTech PAAS-level platform of the Company is highly efficient and scalable with strong cloud computing and IoT technologies capabilities. There will be potential opportunities for the Company to capture market share due to the lack of competition in property technology integration in the SEA region. Moreover, the PropTech business model can be replicated with ease to the adjacent countries of Malaysia, since cloud computing provides less physical infrastructure requirement for business expansion and countries in ASEAN have similar property sector landscape and development path & trends, culture, lifestyle, etc.

Sale of PropTech products

The company plans to transform itself from a standard property developer to a tech, AI based innovator. Upon the planned launch of our PropTech business we intend to create new apps and modules to incorporate AI and 3D simulations in order to equip all our future projects with the new tech that we plan to develop internally. As such we will be looking to inject a sum of RM10 million from the net proceeds of this offering into this vertical, with a projected revenue of RM 30m by 2026. In addition to this, such integration of technology is expected to elevate the key offerings in our properties to command a premium of over 15-20% above market price. We expect to begin to roll out PropTech products by the end of the second quarter of 2024, and will continue to do so from time to time thereafter; and we believe that we will begin to generate revenues from our new PropTech offering by the end of the first quarter of 2025. As of February 29, 2024, we have not generated any PropTech products sales revenues.

Moreover, we anticipate the proprietary technology that we will develop, use and install in our properties can be replicated to sell to other developers as an independent revenue stream. We will strive to be flexible and to customize our future PropTech products according to the different needs of the developers. We believe there is a large market potential in the PropTech industry because the current penetration lies mostly in high rise offices, which is an area we believe we will be able to specialize in.

We also expect to develop surveillance systems for supply to government and regulatory bodies to control and monitor any illegal activities within the country (for example, illegal or unauthorized timber logging, mining and fishing). As of February 29, 2024, we have not generated any ancillary technological products revenues from PropTech products.

Antharas Tech’s PropTech vision: A Fourfold Industrial Upgrade

With integrated expertise in both property design and PropTech, Antharas Tech is on a mission to drive a comprehensive property industry upgrade in construction, services, sales, and management:

●	Construction Advancements: A crucial component of Antharas’ initiatives lies in the upgrade of construction techniques. This encompasses the integration of new materials that offer enhanced performance, the adoption of robotics for precision and efficiency, and the implementation of unmanned systems to streamline operations.

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●	Service Innovations: The service aspect is being revolutionized by Antharas Tech through the Internet of Things (IoT) to unlock human-device interaction and communication, coupled with digitization of services integrated with intelligent systems and personalized experiences, delivering true convenience to the user and true cost effectiveness and efficiency to the provider.

●	Sales Enhancements: In the realm of sales, Antharas Tech is pivoting towards more immersive experiences – adopting simulation technologies to visualize properties, designing augmented reality for a more tangible feel of the space, and providing customization options to meet diverse customer preferences.

●	Management Transformation: The core of Antharas Tech’s property management upgrades resides in the incorporation of digital twins, which enables real time representation of physical spaces and objects for monitoring and analysis, and the application of industry-specific AI to optimize operations and decision-making processes.

Expected Key Features of Our Future PropTech Products:

Each of our future PropTech products:

●	Is expected to be a service, providing digital, intelligent, and integrated solutions for real estate operators to upgrade their services, rather than offering standalone software or hardware.

●	Focuses on real estate operations, with more vertical industry use cases, concentrating on upgrading services for real estate operations.

●	Is expected to deeply integrate AI and data technologies with application scenarios, thereby driving business acceleration, optimization, and improving the experience and efficiency of operational services.

●	Has cost advantages with robust backend capabilities (combining PaaS and SaaS, standardized communication ports, etc.), resulting in higher deployment efficiency and lower costs.

●	Has reverse integration on the business end, starting with operational intelligence upgrades, forming a unified, standardized operational process, integrating industry resources, and achieving a brand upgrade to industry benchmark.

Our PropTech segment will be built on cloud computing and IoT technology, with AI and virtual simulation as the core development components. It aims to provide comprehensive technical solutions for communities, parks, factory zones, scenic areas, urban neighborhoods and commercial complexes, among others. The platform is a highly efficient and scalable PaaS-level cloud platform.

Our Plans for PropTech Development and Prospects:

We are committed to grow our PropTech capabilities over the next five years, as follows:

Year 1&2 (2024 & 2025): Complete the construction of our PaaS platform and the functionality of our SaaS platform, making it deployable and customizable for clients.

Year 2&3 (2025 & 2026): Accomplish the development of AI capabilities and 3D simulation primarily for real estate and property, enabling the external sale of these capabilities.

Year 4 (2027): Commence undertaking large-scale projects for the intelligent transformation of targets, supporting the development of smart cities.

Year 4&5 (2027 & 2028): Integrate AI and 3D big data, using them as a foundation to carry out comprehensive property upgrades and integrated operations targeting the industry.

Year 5 (2028): Become the flagship brand for technology-driven real estate operations in the Southeast Asian region, establishing industry standards.

Beyond Year 5: Strengthen research and development investments, ensuring core technologies such as 3D reconstruction, virtual simulation, and AIGC remain at the forefront. Venture into the practical application of the commercial metaverse.

Our Hospitality and Hotel Management Services Business

Antharas Hospitality

Through our subsidiary Antharas M, we plan to offer distinctive hospitality management through our villas, clubs and select hotels and resorts. Beginning in July 2024, we expect to provide these services at Wyndham GS Genting pursuant to the Wyndham Agreement. We will strive to blend the essence of unique experiences by blending innovative PropTech into our hospitality services and by maintaining hotel services to the standards set by Wyndham Hotels & Resorts. Antharas Hospitality will offer distinctive stays through select hotels and resorts with seamless integration of hotel services and PropTech.

Our hospitality services will include the following:

Accommodation Services:

●	Hotels and Resorts: lodging facilities with services such as room service, housekeeping, and amenities.(Under Wyndham brand name)

●	Hostels and Guesthouses: Offering budget-friendly accommodations with shared facilities.

Food and Beverage Services

●	We plan to offer food and beverage options to our hospitality customers through third parties.

Event Planning, Meeting venues, workshops and Catering:

●	Event Venues: Hosting and organizing events such as conferences, weddings, and meetings.

●	Catering Services: Providing food and beverage services for events both on and off-site.

Recreation and Entertainment:

●	Spas and Wellness Centers: Offering relaxation and wellness services.

●	Entertainment Facilities: Providing recreational activities, such as fitness centers, pools, and entertainment venues.

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Antharas Villa and Antharas Ipoh

We plan to acquire Antharas Villa in Janda Baik which is outside Kuala Lumpur, as well as the Antharas Ipoh in Ipoh, Malaysia from Dato’ Dr. Su Cheng Tan, who is one of our current shareholders. Any such acquisitions will be funded from the proceeds of this offering, and also will be at market price and supported by valuations from reputable valuation firms. See “Use of Proceeds” and “Risk Factors – We may have conflicts of interest with our Major Shareholders and, because of our Major Shareholders’ significant ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.”

Antharas Villa is a resort home that can house up to 48 guests in total. Antharas Ipoh, to be converted from vacant shoplots in a heritage location in Ipoh, is envisaged as a hotel with a total size of 7,626 sq ft. We plan to manage Antharas Villa and Antharas Ipoh by providing “members 1st” treatment to our purchasers of our residential units, who we also refer to as “Antharas Members,” to help them enjoy the thoughtful and elite treatments exclusively selected for our members.

Our Relationship with Wyndham Hotels and the Wyndham Agreement

We have entered into a franchise agreement with Wyndham Hotel Asia Pacific Co Ltd. (“Wyndham”) to manage one of its properties and to license certain of its trademarks. On December 31, 2023, we, through Antharas M, entered into our first franchise agreement with Wyndham (the “Wyndham Agreement”), pursuant to which we were granted a non-exclusive franchise (the “Wyndham Genting Franchise”) to operate a facility located at Jalan Permai, Genting Permai Avenue, 69000 Genting Highlands, Pahang, Malaysia, to be named “Wyndham Garden Suites Genting Highlands” (“Wyndham GS Genting”), using trademarks under the “Wyndham” brand and the Wyndham System (as defined below). We currently are contemplating additional franchise agreements with Wyndham. Upon the execution of such future contracts, we will license the Wyndham name and adopt the Wyndham guide and standards in running and operating additional Wyndham properties as part of our hospitality business. We also might operate the Antharas Ipoh in partnership with Wyndham, although this decision has not yet been made.

Wyndham GS Genting is situated within Tower C at our Geo Antharas property.

According to the Wyndham Agreement, Wyndham GS Genting shall have up to 120 guest rooms and will be equipped with restaurants, a swimming pool, lobby and a back-of-house operations area. While we have the right to control the management and operation of Wyndham GS Genting, we must equip and operate it in accordance with the standards prescribed by Wyndham and using the Wyndham System. The Wyndham System (the “Wyndham System”) is a comprehensive system for providing guest lodging facility hospitality services under certain Wyndham trademarks, based on certain standards, policies, rules and procedures Wyndham promulgates from time to time. The Wyndham Agreement requires that Wyndham GS Genting shall be ready to open for business no later than July 31, 2024 (“Open Date Deadline”). Either party may extend the Open Date Deadline for six months, but such extension is at the discretion of Wyndham.

The Wyndham Genting Franchise has an initial term of ten years. Either party can extend for one further term of three years with at least 6-month notice prior to expiration of the initial term. Thereafter, we can apply to renew the Wyndham Agreement for two further terms of five years each. We have paid to Wyndham an initial fee of $12,000 and shall thereafter during the term of the Wyndham Genting Franchise, pay (a) royalty that equals 4.5% of the gross revenues attributable to rentals of guest rooms at Wyndham GS Genting, excluding separate charges to guests for food and beverage, room service, entertainment, etc., and (b) services assessment fees which include, among others, reservation fee, referral fee, integration service fee, loyalty program fee, training fee, etc.

Wyndham may terminate the Wyndham Agreement if, among others, (a) Wyndham GS Genting is not open for business by the Open Date Deadline, (b) we fail to make any payment or otherwise breach the Wyndham Agreement and such breach is not cured within 14 days after notice, (c) we discontinue operating Wyndham GS Genting as a “Wyndham Garden”, (d) in Wyndham’s reasonable judgment, we prejudice the goodwill associated with the Wyndham trademarks and the Wyndham System, (e) we lose possession of Wyndham GS Genting, (f) we fail to pay debts as they come due in the ordinary course of business, (g) we are subject to liquidation, (h) we operate Wyndham GS Genting in a manner that endangers the health and safety of guests, and (i) we fail to maintain the standard of quality for the Wyndham trademarks and the Wyndham System. If Wyndham terminates the Wyndham Agreements based on any of the above reasons, or if we terminate the Wyndham Agreement for any reason (other than destruction or significant damage to Wyndham GS Genting by act of God or event beyond our reasonable anticipation and control, as a result of which only less than 75% of the guest rooms are available) then we are required to pay to Wyndham liquidated damages the amount of which depends on the cause of termination.

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We have entered into an agreement with Maple Home pursuant to which it will run and oversee the daily operations of Antharas M, starting with Wyndham GS Genting. Maple Home owns 25% of Antharas M . None of our current shareholders or officers are affiliated with Maple Home. The terms of this agreement were negotiated at arm’s length .

Expansion of the Wyndham brand to existing hotels

We will also be looking to convert existing hotels which may become available to the Wyndham brand name (by way of either outright purchase of currently operating hotels or by way of joint ventures with the current hotel owners) for expansion plans. We are confident that we will complete the contracts necessary for us to commence offering hospitality services under the Wyndham brand name at additional locations. However, there can be no assurances as to whether or when any future contracts with Wyndham will be finalized. Please refer to “Risk Factors – Early termination of the Wyndham Agreement or any change in its terms could harm our business and results of operations” and “Risk Factors - The control Wyndham holds over our conduct of hospitality business would limit our autonomy and may adversely affect our competitiveness and overall performance” for a discussion of risks associated with our franchise of the Wyndham brand.

Hospitality Services

We expect to start generating revenue from our hospitality business in July 2024. Subsequently, we will acquire additional properties for our hospitality business in the following sequence:

●	Antharas Villa – Janda Baik and Antharas Ipoh. Followed by Austin Antharas which we will be developing along the same concept as Geo Antharas and some units will be managed as a hotel. The Hospitality Revenue Stream will be a natural progression and feed from our own development.

We also expect to integrate our PropTech solutions in our hospitality business segment, thus elevating the value of our properties and enhancing the offering from Antharas. As of January 31, 2024, we have not generated hospitality services revenues.

For more information, see “Business - Antharas Hospitality – Hospitality and Hotel Management Services.”

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Our Competitive Strengths

High end Technology

We believe that PropTech currently is a niche market in Malaysia as the incorporation of many of our types of technologies into new real estate construction is only apparent in Class A office buildings but not in the residential market. We aim to lead in the area of residential PropTech, with effective design coupled with technology integration into our buildings to lower maintenance costs and increase efficiency / effectiveness in our projects.

The graphic below sets forth the existing challenges that we believe traditional property services and community management providers face, and our corresponding solutions:

Experienced Management Team and High Quality Staff

The Company employs what it believes to be a team of high quality and versatile staff with property development, hospitality and PropTech experience. In particular, our Chief Executive Officer and Chief Operating Officer, Dato’ Dr. Su Cheng Tan and Kean Yong Teh, respectively, bring real estate development and technology experience to the Company. See “Management.”

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We believe our Chief Executive Officer Dato’ Dr. Su Cheng Tan is a distinguished leader in design and business. As the Managing Partner of PDI Design & Associates, an ISO-certified Enterprise 50 company, he has over 27 years of experience in Malaysia’s premier interior design. Under his guidance, PDI Design & Associates has secured over 76 awards, showcasing his exceptional design expertise. Beyond design, Dato’ Dr. Su Cheng Tan is also a successful property investor, transforming bungalows into multi-million-dollar properties. The Company’s flagship project, Geo Antharas, which is being steered by Dato’ Dr. Su Cheng Tan, demonstrates innovative use of smart technologies and luxurious amenities.

We believe our Chief Operating Officer Kean Yong Teh is a visionary Malaysian entrepreneur. Co-founding Mentrol Metal Impex Sdn. Bhd in 2009, he ventured into construction and aviation, showcasing a commitment to innovation. In 2016, Mentrol Global Holdings Sdn Bhd emerged as a pioneering force in aviation hangar maintenance. Under Kean Yong Teh’s leadership and strategic online marketing approach, Geo Antharas achieved a 67% sales rate (calculated by dividing the total number of units constructed by the number of units sold).

Strong Research and Development Capabilities

Our research and development efforts are led by Kang Chao, PDI’s Chief Technology Officer and James Yu Hai Chao works alongside with him as our head of Research and Development. Kang Chao has extensive experience in the area of PropTech and has led groundbreaking telecom research and development (“R&D”) projects. He is a highly valuable R&D consultant in the industry. James Yu Hai Chao, our Research and Development Director, who has over 15 years of work experience, with previous positions in product development in areas such as search, enterprise digitization, 3D simulation, and meta-verse, as well as over 10 years of experience in project and team management. In recent years, he has been focused on research and practice in the field of 3D virtual simulation, with experience in 3D reconstruction, high-speed dynamic modeling, and AIGC project design and development, resulting in relevant achievements. James and Kang Chao work closely with our team of three additional R&D specialists.

Strong Channels and Partnerships

With our recent signing of the Wyndham Agreement, we have established a partnership with Wyndham Resorts in our hospitality segment. See “Our Business - Our Hospitality and Hotel Management Services Business – Our Relationship with Wyndham Hotels”

Our Business Strategies and Future Plans

Diversification of our property portfolio

Our commitment to diversifying property portfolio reflects a proactive response to evolving market trends. The inclusion of hotel projects strengthens our presence in the hospitality industry. We will continue to study each market’s needs and requirements in the different locations that we have identified for development. The requirements in each location may differ from each other and we will strive to develop our projects based on these. This diversification not only mitigates risks associated with reliance on a single property type but also positions us to tap into various market segments. The diversification strategy is implemented through a strategic planning process that considers market trends, customer preferences, and regional demands. Comprehensive market research precedes each project, ensuring that developments align with the specific needs of the community and capitalize on growing trends.

Expansion into our new business lines

We will be rolling out our PropTech and hospitality services offerings in 2024. For PropTech, we expect to begin to roll out products by the end of the second quarter of 2024, and will continue to do so from time to time thereafter; and we believe that we will begin to generate revenues from our new PropTech offering by the end of the first quarter of 2025. For hospitality, we expect to begin to generate revenues in the third quarter of 2024. However, there can be no assurance that we can implement such roll-out plans as planned, or at all. The signing of our Wyndham Agreement on December 31, 2023 signaled the launch our hospitality services offering. We plan to commence operations at Wyndham GS Genting in the third quarter of 2024.

For our PropTech solutions, we are directing our focus primarily towards developers who are eager to embrace our innovative solutions. The potential market for these solutions extends far beyond Malaysia, encompassing the entirety of South East Asia. Given the unique operational nuances in each market, we anticipate the necessity for customized system integration services to cater to the specific needs of diverse regions.

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Our approach involves delivering meticulously crafted solutions tailored to the individual requirements of each customer. This level of customization is made possible through our dedicated in-house development team. By maintaining this internal expertise, we ensure the continuous growth of our revenue stream through licensing fees and ongoing support plans. These support plans encompass not only future upgrades but also the essential maintenance required to keep our solutions at the forefront of industry standards.

In the hospitality business, we plan to distinguish ourselves by prioritizing the enhancement of customer experiences through operational efficiency and cutting-edge technologies. Augmented by the esteemed Wyndham Garden brand, we are confident that these elements alone will position us at the forefront of the hospitality industry. Notably, in the current locale of Genting Permai, Pahang, Malaysia, only a handful of hotels share our landscape:

●	Geo38 Resort

●	Swiss Garden Hotel

●	Scapes Hotel

These establishments represent our direct competitors. Leveraging our commitment to quality and technological innovation, we firmly believe that the hotels that we plan to operate or manage in the future surpass the offerings currently available in this location. Our dedication to superior service and advanced amenities sets us apart in the competitive landscape, ensuring an unparalleled experience for our guests.

Disciplined acquisitions and joint ventures

Our strategic focus on disciplined acquisition and joint ventures aims to enhance our property portfolio and market presence. We plan to acquire existing properties from third parties, which can complement the portfolio of our own property. Additionally, we also aim to acquire and/or form joint ventures with established hotels, which aligns with our goal of expanding into the hospitality sector under the reputable Wyndham brand. By franchising this brand, we not only capitalize on existing market recognition but also fosters collaboration within the industry, creating mutually beneficial partnerships. This strategy positions the Company to diversify revenue streams and establish a robust foundation for sustained growth in the dynamic property development landscape.

Multi-faceted marketing strategy to maximize brand value and recognition

We aim to position each of the Antharas and Wyndham brands as a prominent and desirable choice in the property development, PropTech and hospitality sectors, respectively, in Malaysia by creating a holistic marketing approach that resonates with the target audience.

We will strive to adopt a comprehensive and diversified approach that utilizes various channels, tactics, and elements to promote a product, service, or brand to ensure that we are able to reach our target audience through multiple avenues. This is expected to enhance visibility, engage diverse consumer segments, and build a more robust overall marketing campaign.

See “Sales and Marketing” for more information about our marketing efforts.

Continuous integration of technology into property management

Our commitment to becoming a full-service property developer involves the continuous integration of advanced property technology into our property management services. Embracing technology enables us to enhance operational efficiency, streamline communication, and provide better services to property owners and tenants. By adopting smart building systems, data analytics, and integrated management platforms, we aim to optimize property performance and ensure a seamless experience for occupants. The adoption of smart building systems involves the installation of IoT devices, sensors, and automation tools to monitor and optimize energy usage, security, and maintenance. The implementation of data analytics provides actionable insights into tenant behavior, enabling us to tailor services and anticipate needs. This strategy not only sets the Company apart as an innovator in the industry but also positions it to adapt swiftly to changing market dynamics and customer expectations.

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Continuous innovation and monetization of PropTech products in the future

In our pursuit of continuous innovation, we will be dedicated to developing cutting-edge property technology products that redefine industry standards. Examples include security systems, energy-efficient solutions, and smart home automation. These innovations not only contribute to a more sustainable and eco-friendly approach but also minimize operational costs for property management. The implementation of predictive maintenance tools and artificial intelligence in property management enhances decision-making processes, reducing downtime and optimizing resource allocation. Our innovation strategy involves a dedicated research and development team focused on identifying emerging technologies and translating them into practical applications for property development. For example, the development of advanced security systems may include the integration of biometrics, AI-driven surveillance, and real-time monitoring. Energy-efficient solutions may involve the incorporation of renewable energy sources, smart grid systems, and energy management tools. We plan to have regular collaboration with tech experts and continuous market monitoring to ensure that we will stay at the forefront of property technology, delivering sustainable and cost-effective solutions. This commitment to innovation not only enhances our competitive position but also future-proofs our properties in an ever-evolving technological landscape.

Our Full-Scenario Connectivity Capabilities

We plan to integrate the following PropTech features which we are currently developing in-house into our own properties, starting with Geo Antharas, which will be implemented in 2024. However, there can be no assurance that we can implement such roll-out plans as planned, or at all.:

Smart Security: Establishment of an integrated monitoring center and incorporating AI algorithms for hazard detection. Device integration and data storage, retrofitting older devices and software.

Smart Elevator: Integrating intelligent scheduling with AI systems enhances control and elevator movement efficiency while incorporating energy-saving features. This integration not only boosts functionality but also enhances the overall passenger experience.

Smart Parking: License plate recognition, entrance and exit fee settings, parking fees payment, parking guidance, intelligent vehicle locating and real-time video intercom.

Property Management Systems: Property registration, homeowner management, tenant management, access control management, barrier gate management, visitor management, notification management, face recognition, elevator scheduling management, and real-time video intercom.

Mobile Apps: Vehicle registration, property notifications, visitor authorization.

Web: Visitor registration.

The above PropTech solutions will be add-on features in our property. We also plan to generate revenue from these PropTech solutions by selling the PropTech directly modules to developers, as well as by integrating then into properties developed by other developers. We expect to receive revenues from the sales of our modules, and in certain instances we would also receive maintenance fees. We are confident that we will be able to cater to the specific requirements of each developer and each property. We expect to begin to generate revenues in our PropTech vertical by the end of the first quarter of 2025, although we cannot assure you when such revenues will be generated, if at all.

We also expect to integrate these PropTech solutions in our hospitality business segment, by utilizing these technologies to handle, for example, check-in and check-out procedures, security, facilities access, lift management, energy and air controls, etc.

The Antharas Super App

We are in the process of developing our “super app” (i.e. a mobile application that offers a wide range of services and functions within a single platform) that connects our property buyers with a vibrant community and experiences such as exclusive events, workshops, facilities and services that anticipate their needs and enhance their everyday experience. The application will provide an easy, one-stop resource for, among others, restaurant bookings, facilities bookings, amenities bookings, events and workshops, home deliveries of food, home utility services, child care and community support.

Expansion of the Wyndham brand to existing hotels

In the future, we may convert existing hotels to the Wyndham brand name (by way of either outright purchase of currently operating hotels or by way of joint ventures with the current hotel owners) for expansion plans. We are confident that we will complete the contracts necessary for us to commence offering hospitality services under the Wyndham brand name at additional locations. However, there can be no assurances as to whether or when any future contracts with Wyndham will be finalized. Please refer to “Risk Factors – Early termination of the Wyndham Agreement or any change in its terms could harm our business and results of operations” and “Risk Factors - The control Wyndham holds over our conduct of hospitality business would limit our autonomy and may adversely affect our competitiveness and overall performance” for a discussion of risks associated with our franchise of the Wyndham brand.

We are in negotiations with Wyndham for an expansion of our relationship to two additional properties, with a reduction of royalty fees in the next five years for the second and third properties. On December 31, 2023, we executed a side letter to the Wyndham Agreement, pursuant to which Wyndham has agreed to offer a royalty fee concession to us for a period of five years if we enter into one or more additional franchise agreements with Wyndham. Such concession will not apply to the existing Wyndham Agreement. As of the date of this prospectus, we have not formally entered into any additional franchise agreement with Wyndham. This is a prelude to our commitment to expand this business.

We hope to continue to expand our relationship with Wyndham; as of the date of this prospectus, we have not signed any contracts with them other than the Wyndham Agreement and related documents.

Geographic Footprint and Industry Collaboration

We will seek to create alliances with companies within and also outside Malaysia and also, so as to create new opportunities and also to promote the Company in new markets. We also will dedicate more resources in strategically advantageous regions that could generate more revenue to Company. Our targeted geographical reach is South East Asia.

Our Customers

No one customer contributed 10% or more of our total revenue. The majority of our customers are individuals; we also have several other small corporate customers.

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We typically source property development customers as follows:

1.	Previous buyers of our projects
2.	Developer circle of friends and network
3.	Consultant (architects, QS, Land surveyors, construction) circle of friends and network
4.	Advertising
5.	Marketing agents

Our Major Suppliers

Geo Hill Construction Sdn Bhd (“Geo Hill”) is a related party construction company that has been performing construction our Geo Antharas Project as general contractor. For the years ended December 31, 2021 and December 31, 2022, Geo Hill represented approximately 69% for both periods, of our total supplier expenses. Geo Hill was selected for Geo Antharas as a result of a negotiated tender process, and we expect Geo Hill to participate in the tender process for our future development projects. Please see “Related Party Transactions” for details.

PDI Design & Associates Sdn Bhd (which is a different entity than our subsidiary PDI Design) (“PDIA”) is 80.5% owned  by Dato’ Dr. Su Cheng Tan, our Chief Executive Officer, Chairman of the Board, Director and one of our Major Shareholders. PDIA provides industrial design services and “fit outs” (which are projects that turn empty interior spaces containing only essential elements into interior spaces that are suitable for occupancy) for Antharas Hills. PDIA has been our preferred partner for these services since 2023. For the years ended December 31, 2021 and December 31, 2022, PDIA represented approximately 0.33% and 0.33%, respectively, of our total supplier expenses. See “Related Party Transactions.”

Sales and Marketing

Our current in-house sales and marketing team consist of two employees for the property development segment. For our new PropTech segment, the Company plans to outsource sales and marketing with one in-house employee to head the division. For our new hospitality segment, the Company plans to hire a sales manager or director for sales and marketing. Based on our management’s experience, it is market practice in Malaysia to outsource sales and marketing to professional agents. The Company will continue to outsource its sales and marketing as necessary.

The Company currently employs an integrated marketing strategy for its own proprietary brand “Antharas” that combines Above the Line (ATL), Below the Line (BTL), and Through the Line (TTL) marketing. ATL channels, such as television, radio and outdoor advertising are strategically used to reach a broad audience, showcasing the unique features of Antharas-branded property. Simultaneously, BTL initiatives focus on targeted engagement through community sponsorships and local events, fostering personal connections. TTL approach seamlessly blends mass media reach with personalized interactions, ensuring marketing campaign that maximizes brand exposure while establishing meaningful connections with audience. Specific marketing activities undertaken by the Company include advertisement on social media and online platforms such as Geo Antharas’s website, print and sponsorships. Other marketing activities which are being considered by the Company are bus and digital outdoor advertising.

Here are some key components typically included in our multi-faceted marketing strategy:

1.	Digital Marketing: Leveraging online channels such as social media, email marketing, content marketing, search engine optimization (SEO), and online advertising to connect with the target audience.

2.	Traditional Marketing: Incorporating traditional methods like outdoor and print advertising (covering both above the line (general audience) and below the line (target audience) marketing tools.

3.	Content Marketing: Creating and distributing valuable and relevant content to attract, engage, and retain a clearly defined audience. This may include blog posts, articles, videos, infographics, and more.

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4.	Social Media Marketing: Utilizing social media platforms to build brand awareness, engage with the audience, and promote products or services.

5.	Influencer Marketing: Collaborating with influencers or thought leaders in the industry to reach their followers and build credibility.

6.	Public Relations (PR): Managing relationships with the media, creating press releases, and seeking opportunities for positive media coverage.

7.	Search Engine Marketing (SEM): Using paid advertising to appear on search engine results pages (e.g., Google Ads).

8.	Email Marketing: Sending targeted messages to a list of subscribers to nurture leads, build relationships, and encourage customer loyalty.

9.	Word-of-Mouth Marketing: Encouraging satisfied customers to share their positive experiences, either through online reviews, testimonials, or social media, to influence others.

10.	Partnerships and Collaborations: Forming alliances with other businesses or influencers to expand reach and tap into new audiences.

A successful multi-faceted marketing strategy involves synergy among these different components, ensuring that each element reinforces the others. Deployment of each of the identified activities will be carefully analysed and adjusted based on performance metrics and market feedback. This is crucial for ongoing success.

This approach enables businesses to adapt to changing market conditions, reach diverse consumer segments, and create a more resilient and effective marketing campaign.

Research and Development

Our research and development team consists of five employees. We plan to double the size of our research and Development group by June 30, 2024. Kang Chao is PDI’s Chief Technology Officer and James Yu Hai Chao works alongside with him as our head of research and development.

Kang Chao, Chief Technology Officer

Kang Chao boasts of a robust educational background and extensive experience in the area of Property Technology. He personifies innovation, leadership, and technological prowess.

Since 2020, as General Manager for South East Asia at CLOOPEN, he has expanded the company’s presence in Southeast Asia, overseeing resource acquisition, cooperation opportunities, market development. During his tenure at Joy Telecom from 2018 to 2020, Kang Chao excelled as a System Engineer and PM Director, overseeing the development of soft and hard switch and Voice systems, IoT, and cloud platforms, while establishing crucial partnerships.

From 2014 to 2017, as R&D Director at YingXing Communication, he led groundbreaking telecom R&D projects, demonstrating his VoIP solution formulation and team management skills. Kang Chao’s career began at Shanghai Diancheng from 2000 to 2014, where he excelled in product R&D planning and execution.

Kang Chao is a luminary in PropTech, blending academic rigor with a career marked by innovative contributions, making him a highly valuable R&D Consultant in the industry.

James Yu Hai Chao, Research and Development Director

James Yu, a visionary leader, is reshaping the Property Technology (PropTech) sector with a strong educational foundation in Communication Engineering and Computer Science. His career epitomizes innovation, leadership, and technological excellence.

With pivotal roles such as Technical VP at TIANTIAN Technology, Founder of JiGuangDianShi Technology, and Product Director at Xiaohe Technology, James has showcased his forward-thinking approach. His specialization in 3D simulation, artificial intelligence and cloud computing demonstrates his commitment to pushing technological boundaries.

With over 15 years of experience in product development, spanning search and 3D simulation, he consistently demonstrates innovation and adaptability. Yu Haichao’s decade-long expertise in project and team management underscores his leadership qualities. His focus in 3D virtual simulation, NLP and CV, reflects his dedication to technological advancement. His contributions in developing SaaS systems for education highlight his impact on enhancing learning experiences.

James is a PropTech pioneer, harmonizing academic rigor with a career marked by groundbreaking contributions. As a visionary leader, he plays a pivotal role in shaping the future of PropTech through innovation and leadership.

We entrust product design, development and testing to our talented team of engineers, who coordinate closely with our product management team to launch new PropTech products. Our engineers are organized in smaller groups to foster agility and continued innovation in responding to the evolving needs of our customers. We leverage a collaborative, team-based and test-driven approach to engineering to release new code frequently. We believe that it is easier for our customers to adjust to these continuous updates to our software solutions, which incrementally change and improve their user experience, than itis to adapt to the infrequent, but more drastic, upgrades of legacy on-premise software.

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Our research and development efforts are led by James Yu Hai Chao, our Research and Development Director, who has over 15 years of work experience, with previous positions in product development in areas such as search, enterprise digitization, 3D simulation, and meta-verse, as well as over 10 years of experience in project and team management.

We rely heavily on input from our customers in developing products that meet their needs and anticipate developments in their respective industries. Our product management team leads our research and market validation efforts and provides guidance to management and to our engineering team based on our collective domain expertise and in-depth knowledge and understanding of our customers. As a result, our product management team engages regularly with customers, partners and other industry participants, as well as our customer service and sales and marketing organizations. Our product management team manages our development projects generally and serves to align separate functions within the company with a single strategic vision.

We started to incur research and product development expense since the second half of 2023. We expect our annual research and development costs to increase over time.

Competition

We operate in a competitive environment and face competition from new and existing competitors based in Malaysia and, to a lesser extent, elsewhere. We believe that our primary competitors are other property development companies; and upon our entry into the PropTech and hospitality sectors, our competitors will be other PropTech and hospitality companies.

For the property development sector in Malaysia, we compete with numerous acquirers, developers, owners and operators of commercial and residential real estate, many of which own or may seek to acquire or develop properties similar to ours in the same markets in which our properties are located. The principal means of competition are rent charged, location, services provided and the nature and condition of the facility to be leased. Our competitors in the Geo Antharas geographic area include Tropicana, Aset Kayamas, LBS Bina, Geo38, OSK, IBN and Kerjaya Prospek.

For the PropTech sector in Malaysia, upon our entry into this business we expect to face competition from notable developers such as Gamuda Bhd, IOI Properties Group Bhd, IJM Land Bhd, Sime Darby Property Bhd and OSK Properties Holdings Bhd, who already introduced smart homes to the market, which includes features like wireless smart switch, customizable scenes, smart switch, voice assistant, door/window motion sensor, alarm system and remote system to control all the infrared (IR) remote devices in one application. Also these developers are also seen as our customers as they will potentially use our offerings from our PropTech division; some of these developers are current customers of PDA.

For the hospitality sector in Malaysia, competition for guests and customers is primarily focused on hotel room rates, quality of accommodations, brand recognition, convenience of location, geographic coverage, quality and range of services, other lifestyle offerings, and guest amenities. Upon our entry into this business, we expect to compete mainly with other branded and independent hotel operating companies, national and international hotel brands and ownership companies that locate in the vicinity of our Wyndham hotels. In addition, we may face competition from new entrants in the hospitality industry in Malaysia or increased competition from competitors who are expanding rapidly. Such competitors include vacation rental online marketplace companies. we expect competition from established hotels and private room rentals. Our hospitality services competitors include Geo38, Swiss Garden (OSK) and Scapes (LBS Bina).

Seasonality

Generally, the peak seasons in the hospitality industry in Malaysia are Malaysia and Singapore school holidays, any long weekends (where Monday or Friday is also a holiday) and in the month of December. In addition to this, specifically for Wyndham Garden Suites in Genting, 2 weeks to 1 month into the Chinese Lunar New Year is also considered to be peak season. We expect to experience seasonal fluctuations in line with the above when we enter the hospitality business.

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Certain special events, such as large-scale exhibitions, concerts or sports events, may increase the demand for the hotels that we may operate or manage in the future significantly as such special events may attract travelers into and within the regions in Malaysia where we may operate hotels. Based on our understanding of the Malaysian hospitality industry, we generally expect our net revenues generated from our hotel offerings to be higher in the months of January, February, April, May, September and December due to general travel and consumption patterns in Malaysia.

Our property development and PropTech verticals are not subject to significant seasonal fluctuations.

Insurance

We have taken out insurance policies in respect of our employees in accordance with Malaysian laws and regulations. Our employees presently are covered by Social Security insurance (SOCSO) and retirement fund (EPF) in accordance with Malaysian laws and regulations. We currently do not maintain business interruption insurance or key person insurance, although we currently are investigating key person policies for our Chief Executive Officer and Chief Operating Officer.

For our property development business, the workers compensation, public liability and all-risks insurance is undertaken by our main contractor, Geo Hill. They are responsible for all on-site insurance and coverage pursuant to the letter of award for the relevant project.

Our insurance coverage is consistent with the industry and sufficient to cover our key assets, facilities, and liabilities. We may be required to take up additional insurance policies in compliance with specific customer requirements as well. Such additional insurance may include public liability insurance. The above insurance policies are reviewed annually to ensure that our Group has sufficient insurance coverage. Our Directors believe that we have adequate insurance coverage for the purposes of our business operations and we will procure the necessary additional insurance coverage for our business operations, properties and assets as and when the need arises.

We have not made any material claims on any insurance policy maintained by us during the period beginning January 1, 2022 to the date of this prospectus.

Intellectual Property

Trademark

We rely on a combination of trademarks, trade secrets, confidentiality procedures and contractual restrictions to establish and protect our proprietary rights. Our major trademarks are registered in Malaysia. We consider intellectual property protection to be important to our business.

We have two registered trademarks inclusive of the Antharas logo. The following are a list of trademarks that are material to our operations:

No.	Description	Owner	Issuing Authority	Trademark Number	Relevant Date
1		Antharas Hills	Intellectual Property Corporation of Malaysia	201701114	October 12, 2017 to October 12, 2027

2		PDI Design	Intellectual Property Corporation of Malaysia	2018010362	August 8, 2018 to August 8, 2028

We control access to non-registrable proprietary technology by entering into confidentiality agreements with our employees. Despite our precautions, it may be possible for unauthorized third parties to copy our software solutions and use information that we regard as proprietary to create products and services that compete with ours. See “Risk Factors – Misappropriation or infringement of our intellectual property and proprietary rights, enforcement actions to protect our intellectual property and claims from third parties relating to intellectual property could materially and adversely affect our business, results of operations and financial condition.”

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Employees

As of January 31, 2024, we had a workforce of 31 individuals, comprising employees who are all located within our offices at 140, Jalan Maarof, Bangsar 59100, Kuala Lumpur, Malaysia. Our principal office is at this address and we practice flexible working arrangements where employees are allowed to work off site.

Office Properties

Our principal place of business is 140, Jalan Maarof, Bangsar 59100, Kuala Lumpur, Malaysia, where we lease approximately 2500 square feet of office space. Our office is leased under two leases, one for the first floor and the other for the third floor, which will expire on December 31, 2024 and December 31, 2025, respectively. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. The Company is and has not been a party to any litigation, arbitration or administrative proceedings that we believe would, individually or taken as a whole, have a material adverse effect on our business, financial condition or results of operations, and, insofar as we are aware, no such litigation, arbitration or administrative proceedings are pending, threatened, or contemplated.

REGULATIONS

We are subject to all relevant laws and regulations of Malaysia and may be affected by policies which may be introduced by their respective governments from time to time. We have identified the main laws and regulations (apart from those pertaining to general business requirements) that materially affect our operations, including the licenses, permits and approvals typically required for the conduct of our business, and the relevant regulatory bodies, below.

As of the date of this prospectus, our Directors believe that we are not in breach of any laws or regulations applicable to our business operations that would materially affect our business operations, and our Group is in compliance with all the applicable laws and regulations that are material to our business operations. The Group may be subject to certain fines/penalties arising from its ordinary course of business from time to time.

Malaysia

The following Malaysian laws and regulations are applicable to our business:

●	the Housing Development Act (HDA) 1966 and its regulations to regulate activities of housing developers and protection of house buyers. This HDA Act inter alia governs issues and protection for purchasers in relation to defect liability period, misrepresentation by developers in sales brochures, abandoned developments, late delivery of completion, non-compliance with approvals or development orders and non-issuance of certificate of compliance and completion (CCC);

●	Strata Title Act 1985 to govern ownership and administration of stratified properties and shared development;

●	the Strata Management Act 2013 to provide developers and residents/landowners with regulations on effective management and maintenance of stratified buildings, common properties/facilities and all related matters of shared development;

●	National Land Code 1965 (inclusive relevant regulations and state Land Code where the land/project is located) ;

●	National Environmental Management Act 1998 and related regulations; and

●	Contracts Act 1950 to govern provisions of agreements and contracts executed between the developer and purchaser.

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MANAGEMENT

The following table sets forth information regarding our Directors and Executive Officers as at the date of this prospectus:

Name	Age	Position
Dato’ Dr. Su Cheng Tan	58	Chief Executive Officer, Chairman of the Board of Directors and Director
Kean Yong Teh	44	Chief Operating Officer and Director
Janine Yen Ling Foo	50	Chief Financial Officer
Swee Eng Tan*	62	Independent Director Nominee
Kin Yip Eddy Ho *	56	Independent Director Nominee
*		Independent Director Nominee

*	Has accepted an independent director appointment, which will be effective immediately upon effectiveness of the registration statement of which this prospectus forms a part.

The business and working experience and areas of responsibility of our Directors and Executive Officers are set out below:

Dato’ Dr. Su Cheng Tan has been serving as our Chief Executive Officer, Chairman of the Board and Director since [*]. He joined our Group in August 2017 as a director of our operating subsidiary, Antharas Hills, responsible for overseeing business operations by assuming a leadership role in the overall direction of the company. Dato’ Dr. Su Cheng Tan has rich experience in leading a company. From 1994 to 2018, he was the managing partner of PDI Design & Associates Sdn Bhd, where he was responsible for business development and oversight of business operation. Dato’ Dr. Su Cheng Tan obtained a Bachelor of Science and a Master of Art from the St. John’s University in New York in 1988 and a Doctor of Business Administration from Shanghai Jiaotong University and Business School Netherlands in 2021.

Mr. Kean Yong Teh has been serving as our Chief Operating Officer, President  and Director since [*]. He joined our Group in August 2017 as a director of our operating subsidiary, Antharas Hills, responsible for overseeing business operations by assuming a leadership role in the overall direction of the company. Since October 2016, Mr. Teh has also been a director at Mentrol Global Holdings Sdn Bhd, a private company engaging in the business of machinery supply, scaffolding, aviation hanger services, tools supply and furniture trading, where he assumes a leadership role in overseeing that company’s overall operations.

Ms. Janine Yen Ling Foo has been our Chief Financial Officer since November 2023. Prior to joining us, from 2015 to 2023, Ms. Foo was the General Manager at Omedex Asia Sdn Bhd, a Malaysian company primarily engaging in the business of outdoor advertising, where she was mainly responsible for business development, procurement and campaign execution. From 2008 to 2015, she was the Corporate Planning Manager of Asian Asset Group Sdn Bhd, a Malaysian company primarily engaging in the business of manufacturing and investments, where she was mainly responsible for feasibility studies, business evaluations and financial forecasts. Currently, she is a director of Ebony Court Sdn Bhd, a Malaysian private food and beverage company. Ms. Foo obtained a Diploma of Higher Education in Accounting and Finance from Systematic College (now known as SEGi University and Colleges) in Malaysia in 1998.

Mr. Swee Eng Tan will, immediately upon effectiveness of the registration statement of which this prospectus forms a part, be appointed as our Independent Director. From January 2020 to February 2022, Mr. Tan served as the Chief Executive Officer of PFI Foods Co., Ltd, a China-based company specializing in production of plant-based products and ready-to-cook and ready-to-eat food, where he was responsible for the company’s overall operation, strategic decisions and profit and loss. Prior to that, from March 2016 to September 2019, he was the most senior executive outside of USA for Tysons Foods, Inc., one of the global largest protein meat processors in their China operations where he was in charge and had full responsibility for operations in the PRC. Mr. Tan also held senior corporate executive role with Mead Johnson Nutrition, Redbull Intl, Danone Group and PepsiCo. Mr. Tan is currently a director of CDI Solutions Sdn Bhd, a Malaysian private company principally engaging in the resale of software-as-a-service and platform-as-a-service solutions. Mr. Tan obtained a Bachelor of Arts with Honors in Economics from the University of Malaysia in 1984. We believe Mr. Swee Eng Tan is well-qualified to serve as a member of our board of directors given his experience, relationships and contacts.

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Mr. Kin Yip Eddy Ho will, immediately upon effectiveness of the registration statement of which this prospectus forms a part, be appointed as our Independent Director. Mr. Ho has been the Managing Director of Fully Bright Limited  since December 2013. He currently holds the position of independent director of the following companies: Apex City Asia Limited, Best Shield Limited, City Concept Asia Limited, Dataplugs Limited, Digit Express Limited, Ever Grace (Hong Kong) Limited, Good Diamond Limited, Grace Food Limited, Group and Partners Limited, Happy Giant Asia Limited, Joy Castle Limited, Joy Loyal Investment Limited, LS Yacht Company Limited, Major Good Limited, Master Impact Limited, Max Year International Limited, Mayor Properties Limited, Mclaren Club Hong Kong Limited, Netsec Limited, Pacific Regal Limited, Pacific Union Development Limited, Power World Limited, Silver Luck Enterprise Limited, Simcentric Solutions Limited, Solar Digital Solution Limited, VA Tech Transmission & Distribution GMBH & Co KEG Limited, Varidata Limited, Welpac Packaging Company Limited, Wenvoe Limited, World Courage Limited and XLC Limited, all of which are private companies. Mr. Ho obtained a Bachelor of Business Administration in Management Information System from Iona College (now known as Iona University) in 1989. We believe Mr. Kin Yip Eddy Ho is well-qualified to serve as a member of our board of directors given his experience, relationships and contacts.

[Bio of additional independent director]

Family Relationship

There are no family relationships among our directors and executive officers.

Corporate Governance Practices

Foreign Private Issuer

After the consummation of this offering, we will qualify as a “foreign private issuer” under the SEC rules and Nasdaq rules. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Also, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and we will submit to the SEC from time to time, on Form 6-K, reports of information that would likely be material to an investment decision in our Shares.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), except that we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), and that we have an audit committee that satisfies Rule 5605(c)(3), including having committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). The exemptions are subject to our disclosure of which requirements we are not following and the equivalent Cayman Islands requirements. Below are some of the exemptions afforded to foreign private issuers under the Nasdaq rules:

●	Exemption from the requirement that we disclose within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers.

●	Exemption from the requirement that our Board of Directors be composed of independent directors.

●	Exemption from the requirement that our audit committee have a minimum of three members.

●	Exemption from the requirement that we hold annual shareholders’ meetings.

●	Exemption from the requirement that our Board of Directors have a remuneration committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirement that director nominees are selected, or recommended for selection by our Board of Directors, either by (i) independent directors constituting a majority of our Board of Directors’ independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors and governed by a formal written charter or board resolution, as applicable, addressing the nomination process as adopted.

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We intend to comply with all of the rules generally applicable to U.S. domestic companies listed on the Nasdaq. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules. We also intend to comply with Cayman Islands corporate governance requirements under the Companies Act applicable to us at the same time. If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Board of Directors

Our Board of Directors will consist of five directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director who is, directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company shall declare the nature of his or her interest at a meeting of our directors. A director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our Company to issue debentures, debenture stock, bonds, and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors have a service contract with us that provides for benefits upon termination of service.

We recognize the importance and benefit of having a Board of Directors composed of highly talented and experienced individuals having regard to the need to foster and promote diversity among board members with respect to attributes such as gender, ethnicity and other factors. In support of this goal, we will consider criteria that promote diversity, including with regard to gender, ethnicity, and other dimensions; and consider the level of representation of women on our Board of Directors along with other markers of diversity.

Committees of the Board of Directors

We will establish three committees under the Board of Directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. We expect to adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our Audit Committee will consist of Mr. [ ], Mr. [ ], and Mr. [ ]. Mr. [ ] will be the chairperson of our Audit Committee. We have determined that each of our Audit Committee members satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. [*] qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq rules. The Audit Committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The Audit Committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related-party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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Compensation Committee. Our Compensation Committee will consist of Mr. [ ], Mr. [ ], and Mr. [ ]. Mr. [ ] will be the chairman of our Compensation Committee. We have determined that each of our Compensation Committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The Compensation Committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The Compensation Committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs, or similar arrangements; and

●	selecting compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee will consist of Mr. [ ], Mr. [ ], and Mr. [ ]. Mr. [ ] will be the chairman of our Nominating and Corporate Governance Committee. We have determined that each of our Nominating and Corporate Governance Committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The Nominating and Corporate Governance Committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The Nominating and Corporate Governance Committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board in regard to characteristics such as independence, knowledge, skills, experience, and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically in regard to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, the fiduciary duties owed by a director and officer include (a) a duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole, (b) a duty to exercise their powers for the purposes for which they were conferred and not for a collateral purpose, (c) a duty to avoid improperly fettering the exercise of future discretion, (d) a duty to avoid any conflict of interest between the director’s duty to the company and the director’s personal interests, and (e) a duty to exercise independent judgment. In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, our directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association of a company or alternatively by shareholder approval at general meetings.

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Code of Business Conduct and Ethics

In connection with this Offering, we have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available.

Terms of Directors and Officers

Our directors may be elected by a resolution of our Board of Directors or by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director will automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our Company and the director, if any, but no such term will be implied in the absence of express provision. It is expected that, whether by ordinary resolution or by the directors, each director will be appointed on the terms that the director will hold office until the appointment of the director’s successor or the director’s re-appointment at the next annual general meeting, unless the director has sooner vacated office.

A director may be removed by ordinary resolution.

The office of a director will be terminated if the director:

(a)	is prohibited by the law of the Cayman Islands from acting as a director; or

(b)	is made bankrupt or makes an arrangement or composition with his creditors generally; or

(c)	resigns his or her office by notice to the Company; or

(d)	in accordance with our articles of association, has only held office as a director for a fixed term and such term expires; or

(e)	in the opinion of a registered medical practitioner by whom he or she is being treated becomes physically or mentally incapable of acting as a director; or

(f)	is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director); or

(g)	is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(h)	without the consent of the other directors, is absent from meetings of directors for a continuous period of six months.

Employment Agreements with Executive Officers

We will enter into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. An executive officer may terminate his or her employment at any time with a three-month prior written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his employment agreement, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment or pursuant to applicable law, any of our confidential or proprietary information or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. Each executive officer has also agreed to disclose in confidence to us all inventions, designs and trade secrets which he conceives, develops or reduces to practice during his employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

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In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of the employment and for one year following the last date of employment. Specifically, each executive officer has agreed not to: (i) engage or assist others in engaging in any business or enterprise that is competitive with our business, (ii) solicit, divert or take away the business of our clients, customers or business partners, or (iii) solicit, induce or attempt to induce any employee or independent contractor to terminate his or her employment or engagement with us. The employment agreements also contain other customary terms and provisions.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our Board, including but not limited to gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity and length of service. The ultimate decision of the appointment will be based on merit and the contribution which the selected candidates will bring to our board.

Our directors have a balanced mix of knowledge and skills. We have three independent directors with different industry backgrounds, representing a majority of the members of our board. Our board is well balanced and diversified in alignment with the business development and strategy of the Company.

Compensation

For the year ended December 31, 2022, we paid an aggregate of approximately RM640,000 in cash and benefits in-kind granted to or accrued on behalf of two of our Directors for their services, in all capacities, and we did not pay any additional compensation to our Directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our Executive Officers and Directors, except as mandated by Malaysian laws.

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PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Shares. The following table assumes that none of our officers, directors or 5% or greater beneficial owners of our Shares will purchase shares in this Offering. In addition, the following table assumes that the over-allotment option has not been exercised. Holders of our Shares are entitled to one (1) vote per share and vote on all matters submitted to a vote of our Shareholders, except as may otherwise be required by law.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

	Shares Beneficially Owned Prior to This Offering(2)		Shares Beneficially Owned After This Offering(3)
Name of Beneficial Owners(1)	Number	%	Number	%
Directors and Executive Officers:
Dato’ Dr. Su Cheng Tan (Chief Executive Officer, Chairman of the Board of Directors and Director)		50%
Kean Yong Teh (Chief Operating Officer and Director)		50%
Janine Yen Ling Foo (Chief Financial Officer)	-	-
Swee Eng Tan (Independent Director)	-	-	-	-
Kin Yip Eddy Ho (Independent Director)	-	-	-	-
	-	-	-	-

All directors, director nominees and executive officers as a group 5% shareholders:
Dato’ Dr. Su Cheng Tan		50%
Kean Yong Teh		50%
		%
		%
		%

*	Less than 1%.

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is [address].

(2)	Giving effect to the reorganization of our Ordinary Shares, applicable percentage of ownership is based on [ ] Ordinary Shares outstanding as of the date of this prospectus.

(3)	Applicable percentage of ownership is based on [ ] Ordinary Shares outstanding immediately after the offering.

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RELATED PARTY TRANSACTIONS

The following is a summary of transactions from January 1, 2021 through the date of this prospectus between us, and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company (including for these purposes both of our Major Shareholders), and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of our Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

We have been renting office spaces as our principal executive offices from PDIA, an entity of which Dato’ Dr. Su Cheng Tan, our Chief Executive Officer, Chairman of the Board and Director, is a majority shareholder. We entered into the following tenancies with PDIA during the past three years:

Tenant	Premises	Term	Rent
PDI Design	Third Floor, No. 140, Jalan Maarof, Bangsar 59100 Kuala Lumpur, Malaysia	From July 1, 2023 to December 31, 2023	Monthly rent of RM4,000
PDI Design	Third Floor, No. 140, Jalan Maarof, Bangsar 59100 Kuala Lumpur, Malaysia	From January 1, 2024 to December 31, 2025	Monthly rent of RM6,000
Antharas Hills	First Floor, No. 140, Jalan Maarof, Bangsar 59100 Kuala Lumpur, Malaysia	From January 1, 2021 to December 31, 2022	Monthly rent of RM4,000
Antharas Hills	First Floor, No. 140, Jalan Maarof, Bangsar 59100 Kuala Lumpur, Malaysia	From January 1, 2023 to December 31, 2024	Monthly rent of RM4,000

In July 2018, we engaged PDIA for certain industrial design services and “fit outs” interior design works for our Geo Antharas project for a duration of five years. The total contract sum for such works is RM550,000.

In November 2018, we entered into the Development Agreement (as subsequently amended by two supplemental agreements in July 2019 and August 2023) with Pesat Bumi, pursuant to which we were granted the right to develop the Geo Antharas Land. Pesat Bumi’s shareholder is a former director of Antharas Hills (the “Former Director”) who served in office from January 2019 to October 2021. Although the Former Director’s directorship started after the signing of the Development Agreement, throughout his directorship, the Development Agreement remained in effect, therefore, we consider the transactions under the Development Agreement related party transaction from start of the Former Director’s directorship. For details of the Development Agreement, see “Business – Our Business – Geo Antharas.”

In June 2019, Antharas Hills awarded a construction contract to Geo Hill Construction Sdn. Bhd. (“Geo Hill”) for the construction of the main building and infrastructure works for Geo Antharas. The maximum contract sum for this project was RM235 million, the provisional sum was RM28million and the actual contract amount was RM207million. Geo Hill’s director and major shareholder is the brother of the Former Director.

Since the resignation of the Former Director in October 2021, we no longer consider Pesat Bumi and Geo Hill as related parties. While historical ongoing transactions that occurred during the director’s tenure will continue to be treated as related party transactions, any new transactions with Pesat Bumi and Geo Hill after the Former Director’s resignation will not be categorized as related party transactions.

In September 2023, we also engaged PDIA as our contractor for interior design and fit out works of Geo Antharas. The total contract sum for the work to be provided by PDIA is RM36,149,000 (approximately $7.59 million).

Policies and Procedures for Related Party Transactions

Our Board of Directors has created an Audit committee in Connection with this offering which will be tasked with review and approval of all related party transactions.

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DESCRIPTION OF SHARE CAPITAL

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and our affairs are governed by our amended and restated memorandum and articles of association, as amended from time to time, the Companies Act and the common law of the Cayman Islands.

The share capital of the Company consists of Ordinary Shares. As of the date hereof, our authorized share capital is US$50,000 divided into 490,000,000 Ordinary Shares of par value US$0.0001 each and 10,000,000 preference shares of par value US$0.0001 each. As of [ ], 2024, [ ] Ordinary Shares were issued and outstanding, and no preference shares are issued and outstanding. We will issue [ ] Ordinary Shares in this offering. The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our Ordinary Shares.

Ordinary Shares

General. Upon the completion of this offering, our authorized share capital is US$50,000 divided into 490,000,000 Ordinary Shares of par value US$0.0001 each and 10,000,000 preference shares of par value US$0.0001 each. All of our outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form and are issued when registered in our register of members.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our Board of Directors (in relation to interim dividends); and (ii) our shareholders by ordinary resolution (in relation to final dividends). Our amended and restated articles of association provide that our Board of Directors may declare and pay interim dividends if justified by our financial position and permitted by law.

Voting Rights. Holders of our ordinary shares may vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Subject to any rights or restrictions as to voting attached to any shares, (i) on a show of hands every shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall, at a general meeting of our Company, each have one vote; and (ii) on a poll every shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall have one vote for each Ordinary Share of which he or the person represented by proxy is the holder. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless voting by poll is required by Nasdaq rules or demanded by (a) the chairman of the meeting, (b) at least two shareholders having the right to vote on the resolutions, or (c) any shareholder holding not less than 10 percent of the voting rights of all those who have a right to vote on the resolution. A quorum required for a meeting of shareholders consists of one or more shareholders who hold shares that represent not less than one-third of the outstanding shares in issue and entitled to vote at such general meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings may be held annually. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. A majority of our directors may call general meetings and they must on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of our Company. A shareholders’ requisition is a requisition of shareholders holding at least ten percent of the rights to vote at such extraordinary general meeting. The requisition must state the purpose of the meeting and must be signed by or on behalf of each requisitioner (and for this purpose each joint holder shall be obliged to sign) and delivered in accordance with the notice provisions of our amended and restated articles of association. If directors do not within 21 clear days from the receipt of the requisition duly proceed to convene a general meeting, the requisitioners, or any of them may themselves convene a general meeting, but any meeting so convened must be called no later than three calendar months after the expiration of the said 21 Clear Day period.

Any ordinary resolution is a resolution passed by a simple majority of the shareholders as, being entitled to do so, vote in person or by proxy at a general meeting of our Company and includes a unanimous written resolution..

A special resolution will be required for important matters such as amending our memorandum and articles of association or changing the name of the Company.

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The chairman may, with the consent of shareholders constituting a quorum, (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than business which might properly have been transacted at the meeting from which the adjournment took place. When a meeting is adjourned for more than 7 clear days, notice of the adjourned meeting shall be given in accordance with our articles of association.

There are no limitations on non-residents or foreign shareholders to hold or exercise voting rights on the ordinary shares imposed by foreign law or by the amended and restated memorandum and articles of association or other constituent document of our company.

Winding Up; Liquidation. Subject to applicable law and any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation applicable to any class or classes of shares (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among our shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (2) if we are wound up and the assets available for distribution among our shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by our shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them, respectively.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our directors may from time to time make calls on our shareholders in respect of any moneys unpaid on their shares including any premium in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. Any ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares. Subject to the Cayman Companies Act and our memorandum and articles of association, we may:

(a)	issue shares that are to be redeemed or are liable to be redeemed, at our option or at the option of the shareholder holding those redeemable shares, in the manner and upon the terms as may be determined, before the issue of those shares, by the directors;

(b)	purchase our own shares (including any redeemable shares) on the terms and in the manner which have been approved by the directors or are otherwise authorized by our memorandum and articles of association; and

(c)	make a payment in respect of the redemption or purchase of our own shares in any manner permitted by the Cayman Companies Act, including out of capital.

Transfer of Shares.

Provided that a transfer of Ordinary Shares complies with applicable rules of the Nasdaq Capital Market, a shareholder may transfer Ordinary Shares to another person by completing an instrument of transfer in a common form or in any other form approved by the directors, executed:

(a)	where the Ordinary Shares are fully paid, by or on behalf of that shareholder; and

(b)	where the Ordinary Shares are nil or partly paid, by or on behalf of that shareholder and the transferee.

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The transferor shall be deemed to remain a shareholder until the name of the transferee is entered in our register of members in respect of the relevant Ordinary Shares.

Where the Ordinary Shares in question are not listed on or subject to the rules of the Nasdaq Capital Market, our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such Ordinary Share unless:

(a)	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of Ordinary Shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	the Ordinary Shares a fully paid and free of any lien in favor of the Company;

(e)	any fee related to the transfer has been paid to us; and

(f)	in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four.

The directors may refuse to register the transfer of an Ordinary Share to any person. They may do so in their absolute discretion, without giving any reason for their refusal. This, however, is unlikely to affect market transactions of the Ordinary Shares purchased by investors in the public offering. Once the Ordinary Shares have been listed, the legal title to such Ordinary Shares and the registration details of those Ordinary Shares in the Company’s register of members will remain with [DTC]. All market transactions with respect to those Ordinary Shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the [DTC] systems.

Inspection of Books and Records. Holders of our ordinary shares have no general right under our post-offering amended and restated articles of association to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find More Information.”

Issuance of Additional Shares. Our amended and restated memorandum and articles of association authorize our Board of Directors to issue additional ordinary shares from time to time as our Board of Directors shall determine, to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Preference Shares. We are authorized to issue 10,000,000 Preference Shares, par value $0.0001 per share, and no Preference Shares are currently issued and outstanding. The Preference Shares have the following characteristics:

Conversion. Each Preference Share is convertible into one Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Preference Share delivering a written notice to us that such holder elects to convert a specified number of Preference Share into Ordinary Shares. In no event shall Ordinary Shares be convertible into Preference Shares. In addition, upon any sale, transfer, assignment, or disposition of any Preference Share by a holder thereto (“Preference Shareholder”) to any person who is not an affiliate of such Preference Shareholder, or upon a change of control of any Preference Share to any person who is not an affiliate of the registered shareholder of such Preference Share, such Preference Share shall be automatically and immediately converted into one Ordinary Share.

Voting. Each Preference Share entitles its holder one vote on all matters subject to vote at general meetings of our Company.

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Ranking. Except for the voting rights and conversion rights, the Ordinary Shares and the Preference Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

Dividends. Holders of Preference Shares are entitled to their pro rata share, based on the number of Preference Shares in issue, of any dividend paid on the Preference Shares

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable. Our authorized, but unissued ordinary shares are available for future issuance without shareholders’ approval and could be utilized for a variety of corporate purposes, including future offerings to raise addition capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved ordinary shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exempted Company. We are an exempted company with limited liability incorporated under the Companies Act. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. A Cayman Islands exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection by shareholders of that company;

●	does not have to hold an annual general meeting;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Register of Members

Under Cayman Islands law, we must keep a register of members and there will be entered therein:

○	the names and addresses of the members, a statement of the shares held by each member, which:

○	distinguishes each share by its number (so long as the share has a number);

○	confirms the amount paid, or agreed to be considered as paid, on the shares of each member;

○	confirms the number and category of shares held by each member; and

○	confirms whether each relevant category of shares held by a member carries voting rights under the articles of association of the Company, and if so, whether such voting rights are conditional;

○	the date on which the name of any person was entered on the register as a member; and

○	the date on which any person ceased to be a member.

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Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members will be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this public offering, the register of members will be immediately updated to reflect the issue of shares. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of our Ordinary Shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

Anti-Money Laundering — Cayman Islands

If any person resident in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to the Financial Reporting Authority or a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

By subscribing for shares, the subscriber consents to the disclosure of any information about them to regulators and others upon request in connection with money laundering and similar matters both in the Cayman Islands and in other jurisdictions.

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”) or any other applicable law. Depending on the circumstances of each application, a detailed verification of identity might not be required where:

(a)	the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

(b)	the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

(c)	the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

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In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

Data Protection in the Cayman Islands – Privacy Notice

This privacy notice explains the manner in which the company collects, processes and maintains personal data about investors of the company pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice or orders promulgated pursuant thereto (“DPA”).

The company is committed to processing personal data in accordance with the DPA. In its use of personal data, the company will be characterized under the DPA as a “data controller”, whilst certain of the company’s service providers, affiliates and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to the company.

This privacy notice puts our shareholders on notice that, by virtue of making an investment in the company, the company and certain of the company’s service providers may collect, record, store, transfer and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for the company to perform a contract to which you are a party or for taking pre-contractual steps at your request (b) where the processing is necessary for compliance with any legal, tax or regulatory obligation to which the company is subject or (c) where the processing is for the purposes of legitimate interests pursued by the company or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with the company’s service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion and financial crime or compliance with a court order).

Your personal data shall not be held by the company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

The company will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into the company, this will be relevant for those individuals and you should inform such individuals of the content.

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You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfills the Company’s obligation in this respect); (b) the right to obtain a copy of your personal data; (c) the right to require us to stop direct marketing; (d) the right to have inaccurate or incomplete personal data corrected; (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data; (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial); (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer or wish to transfer your personal data, general measures we take to ensure the security of personal data and any information available to us as to the source of your personal data; (h) the right to complain to the Office of the Ombudsman of the Cayman Islands; and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with the company’s responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by accessing their website here: ombudsman.ky.

Differences in Corporate Law

The Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of some of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. The Companies Act permits merger and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, a “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

In order to effect a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by a special resolution of the shareholders of each constituent company, and such other authorization, if any, as may be specified in such constituent company’s articles of association. A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman Islands subsidiary if a copy of the plan of merger is given to every member of that Cayman Islands subsidiary to be merged unless that member agrees otherwise. For this purpose, a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger and consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares if they follow the required procedures under the Companies Act subject to certain exceptions. The fair value of the shares will be determined by the Cayman Islands court if it cannot be agreed among the parties. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by either (i) a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of creditors, or (ii) three-fourths in value of each class of shareholders with whom the arrangement is to be made, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands.

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When a takeover offer is made and accepted by holders of not less than 90.0% of the shares within four months after the making of the offer, the offeror may, within a two-month period commencing on the expiration of such four month period, give notice to require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands by a dissenting shareholder within one month from the date on which the notice was given.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.

Indemnification of Directors and Executive Officers and Limitation of Liability.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty.

Our amended and restated articles of association provide that, to the extent permitted by law, we will indemnify every director, secretary, or other officer for the time being and from time to time of our Company and the personal representatives of the same and from: (a) all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities incurred or sustained by such person, other than by reason of such person’s own dishonesty; and (b) without limitation to paragraph (a) above, all costs, expenses, losses, or liabilities incurred by such person in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court, whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. Insofar as indemnification for holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of a procedure for obtaining an exemption from backup withholding in their particular circumstances.

Directors’ Fiduciary Duties. Under Delaware General Corporation Law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Under Cayman Islands law, the fiduciary duties owed by a director and officer include (a) a duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole, (b) a duty to exercise their powers for the purposes for which they were conferred and not for a collateral purpose, (c) a duty to avoid improperly fettering the exercise of future discretion, (d) a duty to avoid any conflict of interest between the director’s duty to the company and the director’s personal interests, and (e) a duty to exercise independent judgment. In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

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Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Act and our amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law does not provide shareholders any right to put proposals before a meeting or requisition a general meeting. However, these rights may be provided in articles of association. Our amended and restated articles of association allow one or more shareholders who together hold at least ten per cent of the rights to vote at a general meeting to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. The requisition must also (a) specify the purpose of the meeting; (b) be signed by or on behalf of each requisitioner (and for this purpose each joint holder shall be obliged to sign); and (c) be delivered in accordance with the notice provisions of our amended and restated memorandum and articles of association. Other than this right to requisition a shareholders’ meeting, our articles of association do not provide our shareholders other right to put proposal before a meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the Companies Act but our articles of association do not provide for cumulative voting.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The Cayman Islands has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

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Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Act, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Companies Act and our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of not less than two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by the Companies Act, our amended and restated memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

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SHARES ELIGIBLE FOR FUTURE SALE

Upon the completion of this Offering, we will have [  ] Shares sold in this Offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act.

Prior to this Offering, there has been no public market for our Shares, and while we plan to apply to list our Shares on Nasdaq, we cannot assure you that a regular trading market for our Shares will develop or be sustained after this Offering. Future sales of substantial amounts of Shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our Shares. Further, since a large number of our Shares will not be available for sale shortly after this Offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our Shares in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Lock-Up Agreements

We have agreed not to, for a period of [six (6) months] from the closing date of this offering , offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this offering, any of our Ordinary Shares or securities that are substantially similar to our Ordinary Shares, including but not limited to any options or warrants to purchase our Ordinary Shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Ordinary Shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the Underwriter.

Furthermore, each of our directors, executive officers, and principal shareholders (5% or more shareholders) of our Ordinary Shares has also entered into a similar lock-up agreement for a period of [six (6) months] from the closing date of this offering , subject to certain exceptions, with respect to our Ordinary Shares and securities that are substantially similar to our Ordinary Shares. All of our other shareholders have agreed with the Underwriter, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of six (6) months from the closing date of this offering. These parties collectively own all of our outstanding Ordinary Shares, without giving effect to this offering.

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our Ordinary Shares may dispose of significant numbers of our Ordinary Shares in the future. We cannot predict what effect, if any, future sales of our Ordinary Shares, or the availability of Ordinary Shares for future sale, will have on the trading price of our Ordinary Shares from time to time. Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Ordinary Shares.

Rule 144

All of our Shares outstanding prior to this Offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our Shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Subject to the Lock-Up Agreements, our affiliates may sell within any three-month period a number of Shares that does not exceed the greater of the following:

●	1% of the then outstanding Shares of the same class, which will equal approximately [ ] Ordinary Shares immediately after this Offering assuming the over-allotment option is not exercised and [ ] Ordinary Shares assuming the over-allotment option is exercised in full; or

●	the average weekly trading volume of our Shares on Nasdaq during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such Shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

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EXCHANGE CONTROLS AND LIMITATIONS AFFECTING SHAREHOLDERS

Malaysia

In Malaysia, foreign exchange control is governed by the Financial Services Act 2013 (“FSA”) and the Islamic Financial Services Act 2013 (“IFSA”). The Foreign Exchange Notices (“FE Notices”) set out, among others, the circumstances in which the specific approval of the controller or regulator of foreign exchange i.e. Bank Negara Malaysia, the central bank of Malaysia (“BNM”), must be obtained by residents and non-residents to remit funds to and from Malaysia. A party undertaking or engaging in any transactions that are not provided for or allowed under the FE Notices are required to obtain approval from BNM prior to undertaking the said transaction.

A “resident” is defined as (i) a citizen of Malaysia (excluding a citizen who has obtained a permanent resident status in a foreign country and is residing outside Malaysia), (ii) a non-citizen of Malaysia who has obtained permanent resident status in Malaysia and is ordinarily residing in Malaysia, or (iii) a person (whether body corporate or unincorporated) incorporated or registered with or approved by any authority in Malaysia.

A “non-resident” is defined as (i) any person other than a resident, (ii) an overseas branch, a subsidiary, a regional office, a sales office, a representative office of a resident company, (iii) embassies, consulates, high commissions, supranational or international organizations, or (iv) a Malaysian citizen who has obtained permanent resident status in a country or territory outside Malaysia and is residing outside Malaysia.

The following are some of the provisions and restrictions that are applicable to our Malaysian subsidiaries as a resident under the new FE Notices issued and made effective on April 15, 2021.

(i) Payment in Ringgit between residents and non-residents

A resident is allowed to make or receive payments in Ringgit in Malaysia to or from a non-resident for, among others, income earned or expenses incurred in Malaysia and for the settlement of a trade in goods or services.

(ii) Payment in foreign currency between residents and non-residents

A resident is allowed to make or receive payments in foreign currency to or from a non-resident for any purpose (subject to compliance with all FE Notices), other than for payment made or received for:

(a) a foreign currency-denominated derivative or Islamic derivative offered by a resident (unless otherwise approved by BNM);

(b) a derivative or Islamic derivative which is referenced to Ringgit (unless otherwise approved by BNM);

(c) a derivative or Islamic derivative, which market price, value, delivery or payment obligation is derived from, referenced to or based on exchange rate, offered by a non-resident (unless otherwise approved by BNM).

(iii) Repatriation of funds by non-resident

Non-residents are free to repatriate divestment proceeds, profits, dividends or any income arising from investments in Malaysia, provided that such repatriation is made in foreign currency (except in the currency of Israel) and the conversion of Ringgit to foreign currency is undertaken in compliance with the FE Notices.

(iv) Borrowing in Ringgit by residents from non-residents

A resident is allowed to borrow in Ringgit in any amount from a non-resident through the issuance of (a) redeemable preference shares or Islamic redeemable preference shares in Ringgit for use in Malaysia, (b) Ringgit sovereign bond or sukuk (issued by the Federal Government); or (c) Ringgit corporate bond or Sukuk in accordance with relevant guidelines issued by the Securities Commission Malaysia excluding non-tradable Ringgit corporate bond or Sukuk issued to a non-resident entity outside the resident entity’s group or a non-resident financial institution (“NRFI”).

A resident entity is allowed to borrow in Ringgit up to RM1 million in aggregate (computed based on an aggregate borrowing in Ringgit by the resident entity and other resident entity with a parent-subsidiary relationship) for use in Malaysia from a non-resident excluding a NRFI.

(v) Borrowing in foreign currency by residents and non-residents

A resident is allowed to borrow in foreign currency in any amount from (a) a licensed onshore bank, (b) an entity within the resident entity’s group or from the resident entity’s direct shareholder except for a NRFI or a non-resident special purpose vehicle which is used to obtain borrowing from any person outside the resident entity’s group or (c) through issuance of foreign currency corporate bond or Sukuk to another resident.

A resident entity is allowed to borrow in foreign currency up to RM100 million equivalent in aggregate (computed based on an aggregate borrowing in foreign currency by the resident entity and other resident entity with parent-subsidiary relationship) from (a) non-resident outside the resident entity’s Group; (b) a NRFI; or (c) a non-resident special purpose vehicle which is used to obtain borrowing from any person outside the resident entity’s group.

(vi) Lending by a resident

A person is allowed to lend in Ringgit or foreign currency to a resident or non-resident for any corresponding borrowing threshold (as set out in item (iv) and (v) above) approved under the FE Notices or where the borrowing has otherwise been approved in writing by BNM.

(vii) Giving and Obtaining of Financial Guarantee

A resident guarantor is allowed to give a financial guarantee in any amount in Ringgit or foreign currency to secure any borrowing obtained by a resident in Ringgit or foreign currency as approved in the FE Notices or otherwise approved in writing by BNM.

A non-bank resident guarantor is allowed to give a financial guarantee in any amount in Ringgit or foreign currency to secure a borrowing obtained by a non-resident in Ringgit or foreign currency as approved in the FE Notices or otherwise approved in writing by BNM, excluding a financial guarantee given to secure a borrowing (a) obtained by a non-resident borrower which is a special purpose vehicle (i.e.: an entity set up solely for a specific purpose and is not an operating business unit) or (b) where the resident guarantor has entered into a formal or informal arrangement to make repayment of the borrowing in foreign currency other than for an event of default.

A resident lender is allowed to obtain a financial guarantee in any amount in foreign currency or Ringgit from a non-resident guarantor to secure a borrowing obtained by a resident or a non-resident borrower.

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TAXATION

The following are material Cayman Islands tax, Malaysia tax and U.S. federal income tax considerations relevant to an investment in our Shares. This discussion does not address all of the tax consequences that may be relevant in light of the investor’s particular circumstances. Potential investors should consult their tax advisers regarding Malaysia, U.S. federal, state and local, and non-U.S. tax consequences of owning and disposing of our Shares in their particular circumstances. Unless otherwise noted in the following discussion, this section is the opinion of Loeb & Loeb LLP, our U.S. counsel, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law, of Ogier (Cayman) LLP, insofar as it relates to legal conclusions with respect to matters of Cayman Islands tax law. and of Messrs. M.Scully Advocates and Solicitors, insofar as it relates to legal conclusions with respect to matters of Malaysia tax law.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

Our company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has obtained an undertaking from the Cayman Islands Government as to tax concessions under the Tax Concessions Act (Revised). In accordance with the provision of Section 6 of The Tax Concessions Act (Revised), the Cayman Islands Government undertakes with our company:

●	that no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains, or appreciations shall apply to our company or its operations; and

●	in addition, that no tax to be levied on profits, income, gains, or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

●	on or in respect of the shares, debentures, or other obligations of our company; or

●	by way of the withholding, in whole or part, of any relevant payment as defined in the Tax Concessions Act (Revised).

These concessions shall be for a period of 20 years from December 13, 2023.

Malaysia Taxation

The following discussion is a summary of the more relevant taxes that are applicable to our Malaysian subsidiaries with regards to transactions that they may enter into with a foreign holding company. It excludes specifically all Malaysian taxes that our Malaysian subsidiaries are subject to arising from their respective business activities in Malaysia such as income tax, various types of taxes imposable on transactions entered into in the course of conducting their business activities and taxes on capital gains. Generally, there is no taxes on capital gains in Malaysia except for real property gains tax (“RPGT”) under the Real Property Gains Tax Act 1976 which is a tax on chargeable gains arising from the disposal of real property or shares in real property companies (“RPC”). Neither subject affects our Malaysian subsidiaries as none of them were engaged in activities in the said areas.

The type of transactions that Malaysian subsidiaries typically enter into with their foreign holding company (that is not attributable to a business carried on in Malaysia by the foreign holding company) are royalties, interest or service fees. With respect to such income, the tax liability of the foreign holding company, it being a non-resident will be settled by way of withholding tax (“WHT”) deducted by the paying entity, i.e. the Malaysian subsidiary. The following are WHT rates that apply as per the double taxation agreement (“DTA”) exists between the United States of America and Malaysia: (Royalty: 10%, Interest: 15%, Dividends: 0%, Income other than royalty and interest: 10%)

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Payments of the above types of income to non-residents (except for dividends) are subject to WHT which is due and payable to the Inland Revenue Board (IRB) within one month after paying or crediting such payments. There is no WHT on dividends paid by Malaysian companies.

Tax administration

[*]

Transfer pricing

Transfer pricing (“TP”) legislation

The basis for determining proper compensation is, almost universally, the arm’s length principle which has also been accepted by the Inland Revenue Board (“IRB”).

The arm’s length principle was incorporated into Section 140A of the Malaysian Income Tax Act 1967. It allows the Director General Inland Revenue (“DGIR”) to adjust any transfer prices between related parties in Malaysia which, in the view of the DGIR, do not meet the arm’s length standard.

What constitutes “arm’s length” is not defined in the Income Tax Act 1967 and depends on facts of each case/transaction. Consequently, the IRB has issued the TP Rules 2012 and the revised TP Guidelines 2012 to give guidance on the arm’s length standard that is acceptable to the IRB. The TP Rules and Guidelines seek to provide guidance on the application of the law on controlled transactions, the acceptable methodologies as provided in the rules and administrative requirements including the types of records and documentation expected from taxpayers involved in TP arrangements.

The Income Tax (Transfer Pricing) Rules 2023 further defines the “arm’s length range” as a range of figures or a single figure falling between the value of 37.5 percent and 62.5 percent of the data set and acceptable to the director general in determining whether the arm’s length price has been applied in a controlled transaction. This range is derived by either applying the same transfer pricing methodology to multiple comparable data or applying different methods, as determined under rule 6 of the Income Tax (Transfer Pricing) Rules 2023.

Advance pricing arrangements (APA)

Companies are allowed to apply for APAS from the DGIR. The objective of establishing APAS is to provide an avenue for taxpayers to obtain certainty upfront that their related party transactions meet the arm’s length standard. The IRB has issued the APA Rules 2012 and APA Guidelines 2012 to give guidance on the matter.

Statute of limitation for TP adjustments

The statute of limitation is seven (7) years from the expiration of an assessment year (“YA”) for raising an assessment or additional assessment for that YA in respect of TP adjustments for a transaction entered into between associated persons not at arm’s length.

Country-by-Country Reporting

The Malaysian Country-by-Country Rules require a Malaysian multinational corporation (“MNC”) group with total consolidated group revenue of RM3 billion and above in the financial year (“FY”) preceding the reporting FY (i.e. FY commencing on or after 1 January 2017) to prepare and submit the Country-by-Country Report to the IRB no later than 12 months after the close of each FY.

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Malaysian entities of foreign MNC groups will generally not be required to prepare and file Country-by-Country Reports as the obligation to file will be with the ultimate holding company in the jurisdiction it is tax resident in, However, a notification to the IRB may be required..

Certain United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Shares. This summary applies only to U.S. Holders that hold our Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this prospectus, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

● financial institutions or financial services entities;

● underwriters;

● insurance companies;

● pension plans;

● cooperatives;

● regulated investment companies;

● real estate investment trusts;

● grantor trusts;

● broker-dealers;

● traders that elect to use a mark-to-market method of accounting;

● governments or agencies or instrumentalities thereof;

● certain former U.S. citizens or long-term residents;

● tax-exempt entities (including private foundations);

● persons liable for alternative minimum tax;

● persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

● persons whose functional currency is not the U.S. dollar;

● passive foreign investment companies;

● controlled foreign corporations;

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● persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

● partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Shares through such entities.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO THEIR PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S., OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Shares that is, for U.S. federal income tax purposes:

● an individual who is a citizen or resident of the United States;

● a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

● an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

● a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Shares and their partners are urged to consult their tax advisors regarding an investment in our Shares.

Taxation of Dividends and Other Distributions on Our Shares

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes, as dividends the amount of any distribution paid on the Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder as dividend income and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gains rate, provided that our Shares are readily tradable on an established securities market in the United States and the U.S. Holder satisfies certain holding periods and other requirements. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as our Cl Shares are expected to be.

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Shares. In the event that we do not maintain calculations of our earnings and profits under United States federal income tax principles, a U.S. Holder should expect that all cash distributions will be reported as dividends for United States federal income tax purposes. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our Shares.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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Taxation of Sale or Other Disposition of Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Shares. Any capital gain or loss will be long term if the Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we will or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this Offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Shares), and (ii) any gain realized on the sale or other disposition of Shares. Under these rules,

● the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Shares;

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● the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

● the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

● an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Shares held at the end of the taxable year over the adjusted tax basis of such Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Shares over the fair market value of such Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as another alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Shares.

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Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Shares and proceeds from the sale, exchange or redemption of our Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual Shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

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UNDERWRITING

In connection with this offering, we will enter into an underwriting agreement with EF Hutton LLC, as representative of the Underwriters, or the Representative, in this offering. The Representative may retain other brokers or dealers to act as sub-agents or selected dealers on their behalf in connection with this offering. Subject to the terms and conditions of the Underwriting Agreement, we have agreed to sell to the Underwriter, on a firm commitment basis, the number of Ordinary Shares set forth opposite its name below, at the offering price less the underwriting discounts set forth on the cover page of this prospectus:

Underwriter	Number of Shares
EF Hutton LLC
Total

The Underwriter is committed to purchase all the Ordinary Shares offered by this prospectus if they purchase any Ordinary Shares. The Underwriter is not obligated to purchase the Ordinary Shares covered by the Underwriter’s over-allotment option to purchase Ordinary Shares as described below. The Underwriter is offering the Ordinary Shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the Underwriter of officer’s certificates and legal opinions. The Underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The Underwriter will offer the Ordinary Shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of $[*] per ordinary share. After this offering, the initial public offering price, concession, and reallowance to dealers may be reduced by the underwriters. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

Determination of Pricing of this Offering

Prior to this offering, there has been no public market for our Ordinary Shares. The initial public offering price for our Ordinary Shares will be determined through negotiations between us and the Underwriter. Factors to be considered in these negotiations include but are not limited to: prevailing market conditions, the history of our Company, our financial information, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, market valuations of other companies that we and the Underwriter believe to be comparable to us, estimate of our business potential and earning prospects, the present state of our development and other factors deemed relevant. The initial public offering price of our Ordinary Shares in this offering does not necessarily bear any direct relationship to the assets, operations, book value or other established criteria of value of our company.

Over-Allotment Option

We have granted the Underwriter an option, exercisable during the 45-day period after the closing of this offering, to purchase up to an aggregate of additional ordinary shares (equal to 15% of the number of ordinary shares sold in the offering) to be issued by the Company at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The Representative may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus.

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Fees, Commissions and Expense Reimbursement

The following table shows the price per share and total initial public offering price, underwriting fees and commissions, and proceeds before expenses to us. The total amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	Per Ordinary Share	Total Without Over- Allotment Option	Total With Full Over- Allotment Option

Public offering price	$	$	$
Underwriting fees and commissions (7.0%)(1)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)	We have agreed to pay to the underwriters discounts of seven percent (7.0%) of the initial public offering price, for Ordinary Shares sold to investors introduced by the Underwriter. We have also agreed to pay the Underwriter discounts of four percent (4.0%) of the gross proceeds of this offering for Ordinary Shares sold to investors introduced by the Company. However, the fees do not include the expense reimbursement as described below.

We will pay the Representative a discount equivalent to seven percent (7.0%) of the gross proceeds from the initial public offering price for Ordinary Shares sold to investors introduced by the Underwriter. We have also agreed to pay the Underwriter discounts of four percent (4.0%) of the gross proceeds of this offering for Ordinary Shares sold to investors introduced by the Company. The Underwriter proposes initially to offer the ordinary shares to the public at the offering price set forth on the cover page of this prospectus and to dealers at those prices less the aforesaid fee (“underwriting discount”) set forth on the cover page of this prospectus. If all of the ordinary shares offered by us are not sold at the offering price, the Underwriter may change the offering price and other selling terms by means of a supplement to this prospectus.

Additionally, we have agreed to pay the Underwriter reasonable out-of-pocket expenses relating to the offering, including but not limited to: (a) all fees and expenses relating to the registration of the Ordinary Shares with the U.S. Securities and Exchange Commission; (b) all fees and expenses relating to the listing of the Ordinary Shares on a national exchange; (c) all fees, expenses, and disbursements relating to the registration or qualification of the Ordinary Shares under the “blue sky” securities laws of such states and other jurisdictions as the Representative may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of the Company’s “blue sky” counsel, which will be the Representative’s counsel) unless such filings are not required in connection with the Company’s proposed listing on a national exchange, if applicable; (d) all fees, expenses, and disbursements relating to the registration, qualification, or exemption of the Ordinary Shares under the securities laws of such foreign jurisdictions as the Representative may reasonably designate; (e) the costs of mailing and printing the offering materials; (f) transfer and/or stamp taxes, if any, payable upon the transfer of the Ordinary Shares from the Company to the Representative; (g) all fees and expenses of the Company’s accountants; (h) all filing fees and communication expenses associated with the review of the offing by FINRA; (i) up to $20,000 of the Representative’s actual accountable road show expenses for the offering; (j) $29,500 which will be used for the Representative’s use of Ipreo’s book-building, prospectus tracking and compliance software for this offering; (k) the costs associated with bound volumes of the public offering materials as well as commemorative mementos and lucite tombstones not to exceed $5,000; (l) the fees and expenses of the Representatives’ legal counsel incurred in connection with this offering in an amount up to $150,000; (m) all fees, expenses and disbursement relating to background checks of the Company’s directors and officers in an amount not to exceed $10,000 in the aggregate; and (n) the Representative’s reasonable travel and lodging expenses, associated with road show trips and presentations.

We have paid an expense deposit of $50,000 to the Representative upon the execution of the engagement letter between us and the Representative dated December 4, 2023. Any expenses advancement will be returned to us to the extent the representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

In addition to the cash commission, we will also reimburse the Underwriter for its non-accountable expenses of zero point five percent (0.5%) of the gross proceeds of the offering.

We estimate that the total expenses payable by us in connection with the offering, other than the underwriting fees and commissions, will be approximately $[ ] million.

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The Underwriter intends to offer our Ordinary Shares to their retail customers only in states in which we are permitted to offer our Ordinary Shares. We have relied on an exemption to the blue sky registration requirements afforded to “covered securities.” Securities listed on a National Securities Exchange are “covered securities.” If we were unable to meet a National Securities Exchange listing standards, then we would be unable to rely on the covered securities exemption to blue sky registration requirements and we would need to register the offering in each state in which we planned to sell shares. Consequently, we will not complete this offering unless we meet a National Securities Exchange’s listing requirements and our application to list on the exchange is approved.

The foregoing does not purport to be a complete statement of the terms and conditions of the underwriting agreement and subscription agreement. A form of the underwriting agreement is included as an exhibit to the registration statement of which this prospectus forms a part.

Right of First Refusal

Until twelve months from the closing of this public offering, the Underwriter shall have a right of first refusal to act as lead or managing underwriter, exclusive or joint financial advisor or in any other similar capacity, on the representative’s customary terms and conditions, in the event we pursue a registered, underwritten public offering of securities (in addition to this offering), a public or private offering of securities (debt or equity), a merger, acquisition of another company or business, change of control, sale of substantially all assets, business combination, recapitalization or other similar transaction (regardless of whether we would be considered an acquiring party, a selling party or neither in such transaction). In accordance with FINRA Rule 5110(g)(6)(A), such right of first refusal shall not have a duration of more than three years from the date of commencement of sales of the public offering or the termination date of the engagement between the us and the Underwriter.

Determination of Offering Price

The public offering price of the shares we are offering was determined by us in consultation with the Underwriter based on discussions with potential investors in light of the history and prospects of our Company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the public stock price for similar companies, general conditions of the securities markets at the time of the Offering and such other factors as were deemed relevant.

Indemnification

We have agreed to indemnify the Representative, its affiliates and certain of their controlling persons against liabilities relating to the offering arising under the Securities Act and the Exchange Act and to contribute to payments that the Representative may be required to make for these liabilities.

Lock-Up Agreements

We have agreed that, subject to certain exceptions set forth in the underwriting agreement, we will not, without the prior written consent of the Underwriter, from the date of execution of the underwriting agreement and continuing for a period of 180 days from the date on which the trading of the Ordinary Shares commences, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of capital stock of the Company or such other securities, in cash or otherwise.

Our officers, Directors, and holders of five percent (5%) or greater of the outstanding shares as of the effective date of the Registration Statement (and all holders of securities exercisable for or convertible into ordinary shares) have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or other securities convertible into or exercisable or exchangeable for Ordinary Shares for a period of 180 days from the date on which the trading of the Ordinary Shares commences without the prior written consent of the Underwriter.

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We are prohibited from conducting any other offerings during this period and from re-pricing or changing the terms of existing options and warrants.

The Underwriter may in its sole discretion and at any time without notice release some or all of the Ordinary Shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the Underwriter will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Price Stabilization

The Underwriter will be required to comply with the Securities Act and the Exchange Act, including without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of capital stock by the Underwriter acting as principal. Under these rules and regulations, the Underwriter:

●	may not engage in any stabilization activity in connection with our securities; and

●	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Determination of Offering Price

The public offering price of the Ordinary Shares we are offering was determined by us in consultation with the Underwriter based on discussions with potential investors in light of the history and prospects of our Company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the public stock price for similar companies, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Electronic Offer, Sale and Distribution of Shares of Ordinary Shares

A prospectus in electronic format may be made available on the websites maintained by the Underwriter. In addition, Ordinary Shares may be sold by the Underwriter to securities dealers who resell Ordinary Shares to online brokerage account holders. Other than the prospectus in electronic format, the information on the Underwriter’s website and any information contained in any other website maintained by the Underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Underwriter in its capacity as representative and should not be relied upon by investors.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Ordinary Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Ordinary Shares, where action for that purpose is required. Accordingly, the Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

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Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Tail Fee

We have also agreed to pay the Representative, subject to certain exceptions, a cash fee equal to seven percent (7.0%) of the gross proceeds received by the Company from the sale of any equity, debt and/or equity derivative instruments to any investor actually introduced by the Representative to the Company during the period from the date the Representative was engaged until the final closing of this offering (the “Engagement Period”), in connection with any public or private financing or capital raise (each a “Tail Financing”), and such Tail Financing is consummated at any time during the Engagement Period or within the eighteen (18) month period following the expiration or termination of the Engagement Period (the “Tail Period”), provided that such Tail Financing is by a party actually introduced to the Company in an offering in which the Company has direct knowledge of such party’s participation.

The right to receive a fee in connection with the Tail Financing shall be subject to FINRA Rule 5110(g), and the Company shall have a right of termination for cause, which includes that the Company may terminate the Representative’s engagement upon the representative’s material failure to provide the underwriting services required by the underwriting agreement. The Company’s exercise of the right of termination for cause will eliminate any obligations with respect to the payment of any termination fee or provision of any tail financing fee, including the tail financing set forth above.

Application for Nasdaq Market Listing

We intend to apply to have our Ordinary Shares approved for listing/quotation on the Nasdaq Capital Market under the symbol “[*].” We will not consummate and close this offering without a listing approval letter from the Nasdaq Capital Market. Our receipt of a listing approval letter is not the same as an actual listing on the Nasdaq Capital Market. The listing approval letter will serve only to confirm that, if we sell a number of shares in this firm commitment offering sufficient to satisfy applicable listing criteria, our Ordinary Shares will in fact be listed.

If the application is approved, trading of our Ordinary Shares on the Nasdaq Capital Market will begin within five days following the closing of this offering. If our Ordinary Shares are listed on the Nasdaq Capital Market, we will be subject to continued listing requirements and corporate governance standards. We expect these new rules and regulations to significantly increase our legal, accounting and financial compliance costs.

This document does not constitute a public offer of, or an invitation to the public to purchase ordinary shares in the company, whether by way of sale or subscription, in the Cayman Islands. Ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

117

EXPENSES OF THE OFFERING

Set forth below is an itemization of the total expenses, excluding the underwriting discounts and commissions and non-accountable expense allowance, which are expected to be incurred in connection with the sale of Ordinary Shares in this offering. With the exception of the registration fee payable to the SEC, the Nasdaq Capital Market listing fee and the filing fee payable to Financial Industry Regulatory Authority, Inc, or FINRA, all amounts are estimates.

SEC registration fee	$
The Nasdaq Capital Market listing fee		$50,000
FINRA filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fee and expenses
Miscellaneous
Total

* To be filed by amendment

118

LEGAL MATTERS

The validity of the Shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Ogier (Cayman) LLP, our Cayman Islands counsel. Certain legal matters as to Malaysia law will be passed upon for us by Messrs. M.Scully Advocates and Solicitors, our Malaysia counsel. Certain other legal matters as to United States Federal and New York State law in connection with this Offering will be passed upon for us by Loeb & Loeb LLP, New York, New York. Certain legal matters as to Cayman Islands, Malaysia and U.S. federal law in connection with this Offering will be passed upon for the underwriters by Ortoli Rosenstadt LLP.

EXPERTS

The combined financial statements of Antharas Inc as of December 31, 2021 and December 31, 2022, and for the years then ended, have been audited by J&S Associate PLT, Independent Registered Public Accounting Firm, as set forth in their report elsewhere herein. Such combined financial statements have been so included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

119

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands. Service of process upon us and upon our directors and officers, many of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may be difficult to collect within the United States.

[We have irrevocably appointed Cogency Global Inc. as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address of our agent is 122 East 42nd Street, 18th Floor, New York, NY 10168.]

Ogier (Cayman) LLP, our counsel as to Cayman Islands law, has advised us that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Malaysia

Substantially all of our assets are located in Malaysia. In addition, most of our directors and officers are nationals or residents of Malaysia and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

An investor may or may not be able to commence an original action against us or our directors or officers, or any person, before the courts outside the United States to enforce liabilities under United States federal securities laws, depending on the nature of the action.

Mr, Maurice Scully (BC/M/458), our Malaysian Counsel, has further advised us that there are currently no statutes, treaties, or other forms of reciprocity between the United States and Malaysia providing for the mutual recognition and enforcement of court judgments. Under Malaysian laws, a foreign judgment cannot be directly or summarily enforced in Malaysia. The judgment must first be recognized by a Malaysian court either under applicable Malaysian laws or in accordance with common law principles. For Malaysian courts to accept the jurisdiction for recognition of a foreign judgment, the foreign country where the judgment is made must be a reciprocating country expressly specified and listed in the Reciprocal Enforcement of Judgments Act 1958, Maintenance Orders (Facilities for Enforcement) Act 1949 or Probate and Administration Act 1959. As the United States is not one of the countries specified under the statutory regime where a foreign judgment can be recognized and enforced in Malaysia, a judgment obtained in the United States must be enforced by commencing fresh proceedings in a Malaysian court. The requirements for a foreign judgment to be recognized and enforceable in Malaysia are: (i) the judgment must be a monetary judgment; (ii) the foreign court must have had jurisdiction accepted by a Malaysian court; (iii) the judgment was not obtained by fraud; (iv) the enforcement of the judgment must not contravene public policy in Malaysia; (v) the proceedings in which the judgment was obtained were not opposed to natural justice, and (vi) the judgment must be final and conclusive.

120

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form F-1 under the Securities Act, including amendments and relevant exhibits and schedules, covering the underlying Shares represented by the Shares to be sold in this Offering.

Upon the completion of our initial public offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. The SEC maintains a website that contains reports, proxy statements, and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov.

121

ANTHARAS INC AND SUBSIDIARIES

TABLE OF CONTENTS

F-1

J&S ASSOCIATE PLT
202206000037 (LLP0033395-LCA) & AF002380
(Registered with PCAOB and MIA)	Tel: +603-4813 9469
B-11-14, Megan Avenue II	Email : info@jns-associate.com
12,Jalan Yap Kwan Seng, 50450, Kuala Lumpur, Malaysia	Website : jns-associate.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Antharas Hills Sdn Bhd

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Antharas Hills Sdn Bhd (the “Company”) as of December 31, 2022 and 2021, and the related statements of income and comprehensive income, changes in shareholders equity (deficit) and cash flows for each of the years ended December 31, 2022 and 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years ended December 31, 2022 and 2021 are in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or are required to be communicated to the audit committee and that (1) relate to accounts or disclosure that are material to the financial statement and (2) involved especially challenging, subjective, or complex judgments.

Revenue Recognition

As described in Note 2 to the financial statements, the Company adopted Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606). We assessed the revenue recognition as a critical audit matter in relation to the complexity and judgement involved in applying ASC 606 to the Company’s contract with its customers.

The Company’s revenue is derived from long-term contracts for customers who have purchased units in the property currently under development by the Company. Revenue recognition occurs as the Company satisfies its performance obligations over time, by reference to the progress towards complete satisfaction of the performance obligation.

F-2

J&S ASSOCIATE PLT
202206000037 (LLP0033395-LCA) & AF002380
(Registered with PCAOB and MIA)	Tel: +603-4813 9469
B-11-14, Megan Avenue II	Email : info@jns-associate.com
12,Jalan Yap Kwan Seng, 50450, Kuala Lumpur, Malaysia	Website : jns-associate.com

Our key consideration in our evaluation of revenue recognition involves assessing the appropriateness of the Company’s application of Ac 606, including the identification and measurement of performance obligation, the determination of the stage of completion, and the classification of the contract assets and liabilities.

Our audit procedures to assess the above, among others, include:

1.	Understand and evaluate the Company’s revenue recognition policies and procedures including the adoption and application of ASC 606;
2.	Evaluate the identification and measurement of performance obligation, including the Company’s determination of whether they are distinct or combined;
3.	Assess the methodology used to measure the progress towards complete satisfaction of performance obligation over time, including the use of the input method and reliance on actual costs incurred to date and the budgeted costs of the project;
4.	Conduct interviews with management’s expert consultant to ascertain the reasonableness of the budgeted cost and the estimated percentage stage of completion at period end;
5.	Verify and review the classification and control of contract assets and contract liabilities;
6.	Test samples of contracts and evidence to ensure reasonable accuracy of revenue recognition;
7.	Validate the estimated percentage stage of completion and the related calculation of revenue recognised for the period;
8.	Inspect agreements with contractors and consultants to determine the costs agreed for the project and obtain confirmations from them regarding the project costs as disclosed in the agreements;
9.	Consider consistency of evidence obtained in other areas of the audit;
10.	Assess the adequacy of the Company’s disclosures related to revenue recognition under ASC 606.

Capitalisation of Project Development Costs

As describe in Note 2 to the financial statements, the Company adopted Accounting Standards Codification (ASC) Topic 970, Real Estate – General. We assessed the capitalization of project development costs as a critical audit matter in relation to the complexity and judgement in applying ASC 970 to the Company’s costs capitalised to the development of the project.

The Company recognizes all costs that are directly attributable to the development activities or that can be allocated on reasonable basis to such activities as development cost in accordance to ASC 970.

Our key consideration in our evaluation of capitalization of project development cost involves assessing the appropriateness of the Company’s application of ASC 970, including the classification, recognition, and measurement of costs that are directly attributable to the development, and the capitalization of such costs to the property development costs.

Our audit procedures to assess the above, among others, include:

1.	Understand and evaluate the Company’s capitalization of project development costs policies and procedures including the adoption and application of ASC 970.
2.	Evaluate the identification and appropriateness of the classification of costs that are directly attributable to the development activity;
3.	Test samples of actual cost incurred to supporting documents to confirm the existence and accuracy (including the classification) of the costs capitalized;
4.	Inspect agreements with contractors and consultants to determine the costs agreed for the project and obtain confirmations from them regarding the project costs as disclosed in the agreements;
5.	Obtain confirmations from the contractors and consultants to determine the actual cost incurred to date, from the beginning of the project;
6.	Conduct interviews with management’s expert consultants to ascertain the reasonableness of the costs included in the budgeted costs and whether these have been appropriately classified as costs directly attributable to the development activity;
7.	Obtain confirmations from management’s expert consultants to confirm the budgeted cost.
8.	Consider consistency of evidence obtained in other areas of the audit;
9.	Assess the adequacy of the Company’s disclosures related to project development costs under ASC 970.

/s/ J&S Associate PLT
Certified Public Accountants
PCAOB Number: 6743

March 29, 2024
Malaysia

We have served as the Company’s auditor since 2023.

F-3

Antharas Hills Sdn. Bhd.

Balance Sheets

As of December 31, 2022 and 2021

	December 31,	December 31,
	2022	2021

ASSETS
Current Assets
Cash and cash equivalents	$335,847	$124,437
Restricted cash	864,824	188,998
Short-term investments	-	176,495
Accounts receivable, net	3,469,798	879,999
Inventory, net	15,583,583	14,763,083
Taxes recoverable	67,103	80,901
Contract assets, net	5,157,166	5,024,782
Other receivables and current assets	24,974	8,917
Total Current Assets	25,503,295	21,247,612
Non-Current Assets
Property, plant and equipment, net	50,584	88,209
Intangible assets, net	19	681
Operating lease right of use asset	-	12,239
Total Non-Current Assets	50,603	101,129
Total Assets	25,553,898	21,348,741

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	2,489,140	455,711
Accounts payable-related party	1,443,280	3,097,452
Other payables	980,842	58,432
Dividends payable	281,498	-
Deferred tax liabilities, net	431	708
Investor funds payable	1,458,252	1,524,310
Contract liabilities	16,420,970	15,440,365
Operating lease liabilities - current	-	12,239
Total Current Liabilities	23,074,413	20,589,217
Non-Current Liabilities
Other payables, non-current related parties	1,582,638	924,783
Operating lease liabilities - non-current	-	-
Total Non-Current Liabilities	1,582,638	924,783
Total Liabilities	24,657,051	21,514,000

Commitments and Contingencies	-	-

Shareholders’ Equity
Ordinary Shares, $0.2380507 par value; 2,400,002 shares authorized, 2,400,002 shares issued and outstanding	571,322	571,322
Share subscription receivable	(476,102)	(476,102)
Accumulated earnings (deficit)	796,192	(258,586)
Accumulated other comprehensive income (loss)	5,435	(1,893)
Total Shareholders’ Equity (Deficit)	896,847	(165,259)
Total Liabilities and Shareholders’ Equity	$25,553,898	$21,348,741

F-4

Antharas Hills Sdn. Bhd.

Statements of Income and Comprehensive Income

For the Years Ended December 31, 2022 and 2021

	Years Ended
	December 31,	December 31,
	2022	2021
Revenues, net	$9,016,202	$4,454,799
Cost of revenues	6,527,673	3,233,910
Gross profit	2,488,529	1,220,889

Operating expenses
Selling and marketing expense	133,690	107,821
General and administrative expenses	422,990	410,037
Total Operating expenses	556,680	517,858

Income from operations	1,931,849	703,031

Other income (expense)
Interest income	3,045	8,078
Other income (expense), net	-	33,214
Interest expense	(108,146)	(114,054)
Total other income (expenses), net	(105,101)	(72,762)

Income before income tax	1,826,748	630,269
Income tax expense	490,136	165,233
Net income	1,336,612	465,036

Weighted average shares outstanding
Basic and diluted	2,400,002	2,400,002

Earnings (Loss) per share
Basic and diluted	0.56	0.19

Other comprehensive income (loss):
Net income	1,336,612	465,036
Other comprehensive income (loss):
Foreign currency translation income	7,328	15,939
Total comprehensive income	1,343,940	480,975

F-5

Antharas Hills Sdn. Bhd.

Statements of Changes in Shareholders’ Equity (Deficit)

For the Years Ended December 31, 2022 and 2021

					Accumulated
	Ordinary Shares		Shares	Accumulated	other
	Number of		Subscription	Earnings	Comprehensive
	Shares	Amount	Receivables	(Deficit)	Income (Loss)	Total
Balance at December 31, 2021	2,400,002	$571,322	$(476,102)	$(258,586)	$(1,893)	$(165,259)
Dividends declared				(281,834)		(281,834)
Net income (loss)				1,336,612		1,336,612
Foreign currency translation adjustment				-	7,328	7,328
Balance at December 31, 2022	2,400,002	$571,322	$(476,102)	$796,192	$5,435	$896,847

Balance at December 31, 2020	2,400,002	$571,322	(476,102)	$(723,624)	$(17,832)	$(646,236)
Net income				465,038		465,038
Foreign currency translation adjustment				-	15,939	15,939
Balance at December 31, 2021	2,400,002	$571,322	$(476,102)	$(258,586)	$(1,893)	$(165,259)

F-6

Antharas Hills Sdn. Bhd.

Statements of Cash Flows

For the Years Ended December 31, 2022 and 2021

	Years Ended
	December 31,	December 31,
	2022	2021
Cash flows from operating activities
Net income	$1,336,612	$465,036
Depreciation and amortization expense	33,716	33,906
Provision for doubtful accounts	35,032	41,150
Amortization of operating lease ROU assets	-	11,113
Deferred tax liabilities	(241)	714
Loss from disposal of assets	-	2,654
Changes in assets and liabilities
(Increase) decrease in accounts receivable	(2,673,602)	875,742
(Increase) decrease in inventories	(1,588,184)	1,270,555
(Increase) decrease in contract assets	(393,500)	(2,958,443)
(Increase) decrease in other current assets	(16,539)	-
(Increase) decrease in taxes recoverable	9,612	(85,626)
(Decrease) increase in accrued and other liabilities	(49,537)	101,093
Decrease in account payable	2,109,044	(33,720)
Decrease in account payable - related party	(1,495,269)	376,409
Increase in other payable	926,538	(110,931)
(Decrease) increase in contract liability	1,783,654	(1,311,901)
(Decrease) increase in operating lease liabilities	-	(11,308)
(Decrease) increase in other long-term liabilities	706,662	499,806
Net cash provided by (used in) operating activities	723,998	(833,750)

Cash flows from investing activities
Disposal of fixed assets	-	38,447
Redemption/Disposal of investments	167,538	171,803
Net cash provided by investing activities	167,538	210,250

Cash flows from financing activities
Proceeds from (Repayment to) borrowings	13,028	(23,419)
Repayment to related party payables	-	(32,993)
Net cash provided by (used in) financing activities	13,028	(56,412)

Net increase (decrease) of cash and cash equivalents	904,564	(679,912)

Effect of foreign currency translation on cash and cash equivalents	(17,328)	(25,544)
Cash, cash equivalents, and restricted cash – beginning of period	313,435	1,018,891
Cash, cash equivalents, and restricted cash – end of period	$1,200,671	$313,435

Reconciliation of Cash, Cash Equivalents & Restricted Cash to Statements of Cash Flows
Cash & cash equivalents	335,847	124,437
Restricted cash	864,824	188,998
Total cash, cash equivalents, and restricted cash	$1,200,671	$313,435

Supplementary cash flow information:
Interest received	$-	$5,046
Interest paid	$-	$-
Income taxes paid	$-	$-

F-7

Antharas Hills Sdn. Bhd.

Footnotes to Financial Statements

As of and for the years ended December 31, 2022 and 2021

Note 1 – Organization and Nature of Operations

Antharas Hills Sdn. Bhd. (the “Company”) was incorporated on August 24, 2017 in Malaysia. The principal business of the Company are real estate development and building construction, including property marketing and sales of real properties in Malaysia.

Note 2 – Summary of Significant Accounting Policies

Basis of presentation and principles of consolidation

The accompanying financial statements are in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (2) the disclosure of contingent assets and liabilities at the date of the financial statements, and (3) the reported amounts of revenues and expenses during the reporting periods. Management continually evaluates the estimates used to prepare the financial statements and updates those estimates as necessary. In general, our estimates are based on historical experience, on information from third party professionals, and other various assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ materially from those estimates made by management.

Functional and presentation currency

The functional currency of the Company is the currency of the primary economic environment in which the Company operates which is Malaysia Ringgit (“MYR”).

Transactions in currencies other than the entity’s functional currency are recorded at the rates of exchange prevailing on the date of the transaction. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at the end of the reporting periods. Exchange differences arising on the settlement of monetary items and on translation of monetary items at period-end are included in income statement of the period.

For the purpose of presenting these financial statements, the Company’s assets and liabilities are expressed in US$ at the exchange rate on the balance sheet date, stockholder’s equity accounts are translated at historical rates, and income and expense items are translated at the weighted average exchange rate during the period. The resulting translation adjustments are reported under accumulated other comprehensive income in the stockholder’s equity section of the balance sheets.

F-8

Fair Values of Financial Instruments

Accounting Standards Codification (“ASC”) 820 “Fair Value Measurements,” which defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosures requirements for fair value measures. Current assets and current liabilities qualified as financial instruments and management believes their carrying amounts are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and if applicable, their current interest rate is equivalent to interest rates currently available. The three levels are defined as follow:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.
●	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value.

As of the balance sheet date, the estimated fair values of the financial instruments approximated their fair values due to the short-term nature of these instruments. Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates the hierarchy disclosures each year.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. Related Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Cash and cash equivalents

Cash and cash equivalents include short-term investments with maturities at acquisition of three months or less.

Accounts Receivable

Accounts receivable represent the Company’s right to amount of consideration that is unconditional consisting balances due from customers for the sale of residential and commercial property units. The amounts are recorded at the net value less estimates for expected credit losses. Management regularly reviews outstanding accounts and provides an allowance for doubtful accounts. When collection of the original invoice amounts is no longer probable, the Company will either partially or fully write-off the balance against the allowance for doubtful accounts.

Short-term investments

Short-term investments are primarily composed of fixed deposits with original maturities exceeding three months from the date of acquisition, placed with various financial institutions. These investments are recorded at their acquisition cost, and the Company has both the positive intent and the ability to hold these investments until their maturity dates.

Interest income from short-term investments is recognized upon the redemption or maturity of the fixed deposits, where the difference between the proceeds and the carrying amount is included in the income statement.

The Company evaluates the creditworthiness of the financial institutions where these deposits are held and believes that the credit risk associated with these investments is minimal. There are no significant restrictions or penalties for early withdrawal associated with these investments.

Interest income on short-term investments for the years ended December 31, 2022 and 2021 were $nil and $5,046, respectively.

F-9

Restricted cash

Restricted cash consists of amounts held under the housing development account pursuant to Section 7A of Housing Development (Control and Licensing) Act 1966. The funds have been set aside and designated for specific purposes related to housing development, as mandated by the law. These funds are intended to be used for purposes such as financing and facilitating the particular housing development projects.

Restricted cash were $864,824 and $188,998 as of December 31, 2022 and 2021, respectively.

Inventory and property development cost

Inventory includes developed or under development real property, comprising commercial and residential units, and is recorded at the lower of its carrying amounts or fair value.

Development costs, covering land use, construction, engineering, architectural, and permit expenses, are capitalized and distributed to development projects through the specific identification method. Allocation to specific units within a project is based on the ratio of unit sales value to the estimated total sales value multiplied by the total project costs.

Amenity costs transferred to customers are treated as common project costs, allocated to specific units as part of overall construction expenses. For amenities retained by the Company, costs exceeding the related fair value are also considered common costs.

The Company assesses potential impairment of the real estate project under development in accordance with ASC 360-10, “Impairment and Disposal of Long-Lived Assets”.

Capitalization of interest

Interest directly related to real estate development projects can be capitalized to the related real estate property under development during the active development period. The active development period commences when borrowings are utilized to acquire real estate assets and concludes when the properties are substantially complete or become inactive.

Interest capitalization is deemed necessary when the balance of the informational benefit and the cost of implementation is favorable, particularly in situations where an asset is constructed or produced as a discrete project. Such projects involve separately accumulated costs, extended construction periods, substantial expenditures, and a significant amount of interest cost.

The interest is capitalized based on the interest rate applicable to specific borrowings or the weighted average of rates applicable to other borrowings during the period. Capitalized interest allocated to real estate property under development is further allocated to developing units and is expensed as a component of the cost of sales when the related units are sold. All other interest is expensed as incurred.

The Company did not capitalize any interest as of December 31, 2022 and 2021, respectively.

Contract cost asset

Contract cost asset consist of incremental costs of obtaining a contract and costs to fulfill a contract. The Company follows the guidance provided in ASC 340-40, “Other Assets and Deferred Costs - Contracts with Customers,” to determine the appropriate accounting treatment for these costs.

Incremental costs of obtaining a contract consist of sales commissions compensated to real estate sales agencies and sales personnels for each property sales contract secured. The Company have adopted the cost amortization practical expedient in accordance to ASC 340-40, which allows for immediate expensing of sales commissions for contracts with an amortization period of one year or less, which are included within selling expenses. For commissions associated with contracts exceeding a one-year period, these incremental costs are recognized as assets on the balance sheet when it is probable that the Company will recover them through the related property unit sales, which are deemed collectible.

F-10

Costs to fulfill a contract consists of costs directly associated with fulfilling an existing or anticipated contract. This includes expenses like the development costs of property units, which contribute to or enhance the Company’s ability to meet future performance obligations, provided it is likely that the costs will be recovered through the related property unit sales.

Contract cost assets are amortized over the expected period of benefit from the contract as the Company transfers control of the underlying assets to the customers.

Contract costs asset is assessed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. If an impairment is identified, an impairment loss is recognized equal to the amount by which the carrying amount exceeds the estimated recoverable amount.

The amortization of contract cost assets is recognized in cost of sales.

Property and equipment, net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Furniture and fittings	10 years
Office equipment	10 years
Motor vehicle	5 years
Computer	2 -3 years

Maintenance, repairs and minor renewals are charged directly to expense as incurred unless such expenditures extend the useful life or represent a betterment, in which case they are capitalized.

Intangible assets, net

Intangible assets are recorded at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets as follows:

Computer Software	2 - 3 years

Impairment for long-lived assets

ASC 360-10, “Impairment and Disposal of Long-Lived Assets,” requires long-lived assets, including property and equipment, and intangible assets with finite lives to be reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable.

The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values.

F-11

Revenue recognition

ASC 606, Revenue from Contracts with Customers is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

ASC 606 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

Sale of real estate properties

Revenue from real estate sales is recognized in accordance with ASC 606, which stipulates that revenue is recognized when control of the asset is transferred to the customer taking into account any rebates provided to the customer.

The contracts with customers contain a single performance obligation that includes significant real estate development activities necessary to deliver the developed property units with common areas and facilities, inclusive of a provision for a defective liability period

For sales of condominium and commercial units, revenue is recognized over time as the Company constructs the development without an alternative use for the property and has an enforceable right to payment for performance completed to date. Based on the progress towards the completion of the performance obligation, which is assessed using the input method that recognizes revenue on the basis of the entity’s efforts or inputs to the satisfaction of the performance obligation relative to the total expected inputs.

Otherwise, revenue from sales of real estate is recognized at a point in time when the customer obtains control of the asset, which generally coincides with the closing date and transfer of legal title.

The Company applies judgment and estimates in determining the method of measuring progress and assesses each contract to determine whether the control of the asset is transferred over time or at a point in time. The Company also evaluates whether the enforceable right to payment exists for performance completed to date.

Significant payment terms, such as milestones and retention amounts, are disclosed as they affect the timing and amount of revenue recognized. The transaction price allocated to unsatisfied performance obligations and expected to be recognized as revenue in future periods is disclosed.

For residential property under construction, the contract is regulated by the Housing Development Act (HDA) in Malaysia. The defect liability period is 24 months from the delivery of vacant possession. For commercial units under construction, the contract is not regulated by the Housing Development Act (HDA) in Malaysia. However, the Company has specified a defect liability period of 18 months from the delivery of vacant possession. During this period, the Company being the developer is required to correct any issues resulting from poor workmanship or materials, or if the unit is not built according to the plans and specifications outlined in the contract, at no additional expense to the purchaser.

The Company defers the revenue recognition of a portion of the sales price equivalent to the estimated costs of services to be performed during the defect liability period. This deferred amount is recognized as revenues over the duration of the defect liability period.

Contract Assets and Contract Liabilities

Contract assets are recorded to represent the Company’s right to receive payment for completed but not yet billed work in accordance to ASC 606-10. These assets include the incurred costs of construction, infrastructure development, and various services provided within the development project, which are associated to the sold property units but not yet charged to the customer.

F-12

Contract liabilities represent amounts received from customers as down payments or advances, which have not yet been recognized as revenue in accordance to ASC 606-10. These amounts may be recognized as revenue when certain conditions are met, such as when the property is substantially complete and title is transferred.

Contract assets and contract liabilities arising from the same customer contract are presented separately as contract asset or contract liability for presentation purposes, total contract assets and contract liabilities are presented separately in aggregate for presentation purposes.

Advertising expenses

Advertising costs are expensed as incurred in accordance with ASC 720-35, Advertising Costs. For the years ended December 31, 2022 and 2021, advertising and promotion expenses were $2,707 and $6,157, respectively.

Leases

The Company adopted ASC 842, Leases, and elected the practical expedients that does not require the Company to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases.

For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopts the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Some of the Company’s leases include one or more options to renew, which is typically at the Company’s sole discretion. The Company regularly evaluates the renewal options, and, when it is reasonably certain of exercise, it will include the renewal period in its lease term. New lease modifications result in re-measurement of the right of use (“ROU”) assets and lease liabilities. Operating ROU assets and lease liabilities are recognized at the commencement date, based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company use its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and includes the associated operating lease payments in the undiscounted future pre-tax cash flows.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company recognizes tax benefits that satisfy a greater than 50% probability threshold and provides for the estimated impact of interest and penalties for such tax benefits.

F-13

Related parties

Related Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Segments and geographic information

The Company operates in one business segment which is the development and sales of real estate property, and it operates in one geographical location Malaysia.

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential common stocks (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common stocks that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

For the years ended December 31, 2022 and 2021, there were no dilutive shares.

New accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires incremental reportable segment disclosures, primarily about significant segment expenses. The amendments also require entities with a single reportable segment to provide all disclosures required by these amendments, and all existing segment disclosures. This guidance is effective for fiscal years beginning after December 15, 2023, and interim periods after December 15, 2024. The Company will adopt this guidance for the year ended December 31, 2024. This guidance is expected to only impact the disclosures with no impact on the results of operations, financial position or cash flows.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvement to Income Tax Disclosures, to enhance the transparency and decision usefulness of income tax disclosures. The guidance includes improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid. This guidance is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is in the process of evaluating when it will adopt this guidance and the potential effects this guidance will have on its disclosures.

The Company has implemented all applicable accounting pronouncements that are in effect. These pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

F-14

Note 3 – Accounts receivable, net

Accounts receivables, net is comprised of the following:

	December 31,	December 31,
	2022	2021
Accounts receivable	$3,543,506	$920,835
Less: Allowance for bad debts	(73,708)	$(40,836)
Total, net	$3,469,798	$879,999

Bad debt expense was $35,032 and $41,150 for the years ended December 31, 2022 and 2021, respectively.

Note 4 – Inventory, net

Inventory consists of development cost for real estate properties comprised of the following:

	December 31,	December 31,
	2022	2021
Under development	$15,583,583	$14,763,083
Completed development	-	-
Total	$15,583,583	$14,763,083

The Company did not recognize any impairment for real estate property under development for the years ended December 31, 2022 and 2021, respectively.

As of December 31, 2022, the ongoing real estate development project in progress was Geo Antharas, situated in Genting Highlands, Pahang, Malaysia.

Note 5 – Property and equipment, net

Property and equipment, net comprised of the following:

	December 31,	December 31,
	2022	2021
Motor vehicle	$2,747	$2,897
Office equipment	9,749	10,282
Furniture and fittings	3,417	3,603
Computer	-	-
Plant and Equipment Renovation	156,178	164,723
Less: Accumulated depreciation	(121,507)	(93,296)
Total, net	$50,584	$88,209

Depreciation expense for property and equipment was $33,089 and $32,845 for the years ended December 31, 2022 and 2021, respectively.

Note 6 – Intangible assets, net

Intangible assets, net comprised of the following:

	December 31,	December 31,
	2022	2021
Software	$2,495	$2,631
Less: Accumulated amortization	(2,476)	(1,950)
Total, net	$19	$681

Amortization expense for intangible assets was $627 and $1,061 for the years ended December 31, 2022 and 2021, respectively.

F-15

Note 7 - Related party transactions

Related parties comprised of the following:

Name of Related Party	Nature of Relationship
Dato’ Dr. Tan Su Cheng	Majority shareholder, director and officer of the Company
Teh Kean Yong	Majority shareholder, director and officer of the Company
PDI Design& Associates	Company 80.53% owned by Dato Dr. Tan Su Cheng
PDI Design & Partners	Company 86% owned by Dato Dr. Tan Su Cheng
Powerwoosh Asia Sdn Bhd	Company 80.53% owned by Dato Dr. Tan Su Cheng
Luminari Property Bhd	Company 91% owned by Dato Dr. Tan Su Cheng
Mentrol Global Holdings Sdn Bhd	Company 50% owned by Teh Kean Yong
Geo Hills Construction Sdn Bhd	Company owned by the brother of a former director of the Company
Pesat Bumi Sdn Bhd	Company owned by former director of the Company

Related party accounts payables comprised of the following:

	December 31,	December 31,
	2022	2021
PDI Design& Associates	$1,589	$-
PDI Design & Partner	-	-
Geo Hills Construction Sdn Bhd	1,441,691	3,097,452
	$1,443,280	$3,097,452

Related party contract liabilities comprised of the following:

	December 31,	December 31,
	2022	2021
Pesat Bumi Sdn Bhd	13,620,885	14,366,096
	$13,620,885	$14,366,096

Related party other payables, non-current comprised of the following:

	December 31,	December 31,
	2022	2021
Geo Hills Construction Sdn Bhd	$1,582,638	$924,783
	$1,582,638	$924,783

Refer to Note 9 for details.

The amounts payable above are unsecured, due on demand, and non-interest bearing.

Rental, electricity, transportation, maintenance, event and promotional expenses incurred relating to PDI Design & Associates was $21,660 and $19,833 for the years ended December 31, 2022 and 2021, respectively.

Consultant and interior design expenses incurred relating to PDI Design & Associates was $17,245 and $7,654 for the years ended December 31, 2022 and 2021, respectively.

Development expenses and event and promotional expenses paid to PDI Design & Partner was $12,046 and $nil for the years ended December 31, 2022 and 2021, respectively.

F-16

Office maintenance expenses incurred relating to PDI Design Sdn Bhd was $nil and $374 for the year ended December 31, 2022 and 2021, respectively.

Transportation expenses incurred relating to Mentrol Global Holdings Sdn Bhd was $6,819 and $3,619 for the years ended December 31, 2022 and 2021, respectively.

Training fees paid to Powerwoosh Asia Sdn Bhd was $682 and $nil for the year ended December 31, 2022 and 2021, respectively.

Luminari Property Bhd paid USD 207 for year ended December 31, 2021 for accommodation expenses incurred by them.

Construction costs incurred relating to Geo Hills Construction Sdn Bhd amounted to $2,572,384 and $775,095 for the years ended December 31, 2022 and 2021, respectively.

The Company engaged in a collaborative development project agreement with Pesat Bumi Sdn Bhd, the land owner, whereby the Company agreed to pay the land owner MYR 60 million (approximately US$13,620,000). The Company has not made any payments to the land owner for the years ended December 31, 2022 and 2021, respectively. (Refer to Note 10 and Note 11 for details)

The outstanding dividends payable to shareholders were $281,498 and $nil as of December 31, 2022 and 2021, respectively. (Refer to Note 13 for details)

The outstanding shares subscription receivables from shareholders amounted to $476,102 and $476,102 respectively. The share subscription was paid-up in full by the shareholders on October 2, 2023

Note 8 – Investor funds payable

Investor funds payable consists of financing agreements with multiple parties for its development and construction projects, featuring a profit-sharing component and are non-interest bearing. These funds are secured by specific property units within the development project and are guaranteed by two directors and shareholders of the Company.

If there is a default due to a failure to complete the project, or an inability to achieve the sales threshold by the target date of September 1, 2023, the Company is obliged to pay interest to the funder. The interest rates are 6% per annum for January 1, 2020 to December 31, 2020; and 8% per annum for January 1, 2021 to September 30, 2023 or until the Certificate of Completion and Compliance of the project is officially issued and obtained, whichever is earlier.

The funders may exercise their rights for the return of funds and profit-sharing when property units’ sales reach the milestones of 50%, 75%, 85%, or 95% or at completion.

The Company computed the imputed interest using the simple interest method, applying a rate of 6% per annum for the year ended 2020 and 8% per annum for subsequent periods.

Imputed interest expenses were $108,146 and $114,054 for the years ended December 31, 2022 and 2021, respectively.

As of December 31, 2022, the project’s development progress and property units’ sales have not met the established milestone. Consequently, the funders do not have the right to claim a return of the funds, and the Company is not under obligation to fulfill profit-sharing payments as outlined in the agreements.

On September 1, 2023, an event of default occurred, and the Company became obligated to pay the stipulated interest on the funds. As of December 31, 2022, the Company did not recognize a contingent loss because it became aware of the conditions leading to the default after the balance sheet date.

The outstanding investor funds payable were $1,458,252 and $1,524,310 as of December 31, 2022 and 2021, respectively.

F-17

Note 9 – Other payables, current and non-current

Other payables, current comprised of the following:

	December 31,	December 31,
	2022	2021
Agent deposits	$-	$55,070
Refundable deposits	947,662	-
Other	33,180	3,362
Total, net	$980,842	$58,432

Related party other payables, non-current comprised of the following:

	December 31,	December 31,
	2022	2021
Retention funds	$1,266,111	$739,826
Performance bonds	316,527	184,957
Total, net	$1,582,638	$924,783

Retention funds and performance bonds are amounts retained by the Company from the engineers and architects as a form of security for the completion of their contractual obligations ensuring that the work performed meets the specified standards and requirements. Refer to Note 7 for details.

Note 10 – Contract assets and contract liabilities

Contract assets, net comprised of the following:

	2022	2021
Costs to obtain contracts	$727,129	$574,640
Costs to fulfil contracts	14,747,318	8,464,080
Less: Accumulated amortization	(10,317,281)	(4,013,938)
Total, net	$5,157,166	$5,024,782

Amortization expenses for contract costs assets recognized as cost of revenues were $6,519,275 and $3,227,528 of for the years ended December 31, 2022 and 2021, respectively. There was no impairment loss on contract cost assets.

Contract liabilities, net comprised of the following:

	December 31,	December 31,
	2022	2021
Property development contracts	$1,826,837	$703,729
Land cost on property development contracts	13,620,885	14,366,096
Advances received from customers	973,248	370,540
Total, net	$16,420,970	$15,440,365

F-18

Related party contract liabilities comprised of the following:

	December 31,	December 31,
	2022	2021
Land cost on property development contracts	13,620,885	14,366,096
	$13,620,885	$14,366,096

Note 11 – Commitments and contingencies

Operating Lease Commitments

The Company has two leases under non-cancellable operating lease arrangements. Payments under operating lease are expensed on a straight-line basis over the periods of their respective terms, and the terms of the leases do not contain rent escalation, or contingent rent, renewal, or purchase options. There are no restrictions placed upon the Company by entering into these leases.

Rental expenses under operating lease were $12,001 and $22,790 for the years ended December 31, 2022 and 2021, respectively.

The components of lease expense and supplemental cash flow information related to leases for the period are as follows:

	Years Ended December 31,
	2022	2021
Lease cost
Operating lease cost	$12,001	$22,790

Other Information
Cash paid for amounts included in the measurement of lease liabilities	$12,001	$22,790
Weighted average remaining lease term – operating leases (in years)	-	-
Average discount rate – operating lease	3.44%	3.44%

The supplemental balance sheet information related to leases is as follows:

	December 31, 2022	December 31, 2021
Operating leases
Right-of-use assets	$-	$12,239
Operating lease liabilities	$-	$12,239

The undiscounted future minimum lease payment schedule as follows:

For the year ending December 31,
2023	-
2024	-
Thereafter	-
Total undiscounted lease payments	-
Less: interest	-
Total lease liabilities	-

F-19

Collaboration on Land Development Commitments

On November 2, 2018, the Company entered into an agreement with a land owner to develop and construct multiple blocks of buildings consisting residence units and retail commercial space on the land. The land to be developed is not owned by the Company, and the Company is to compensate the land owner based on the net proceeds of sales derived from the sale of the units of develop properties after deducting the costs and expenses.

Pursuant to the agreement above and supplement agreements on July 8, 2019 thereof, the land owner is entitled to 15% of the total saleable or lettable residential and commercial units to be erected by the Company on the land which shall be units sold between 71% to 85% of the saleable residential and commercial units which shall be equivalent to the area of 69,085 square feet or as per supplement agreement, equivalent to the total amount of gross proceeds of sale derived from the entitlement of MYR34 million (approximately US$7,719,000). In the event that the sale of the individual parcel units in the building in the Development have not achieved the rate of 71% at the time when CCC for the building the Development is obtained, the land owner shall take the residential and commercial united representing 15% of the total saleable or lettable residential and commercial units, which total area shall be 69,085 square feet, to be erected by the Company on the land in lieu of the proceeds from the sale of those units. In the event that the sale of the individual parcel units in the building in the development have exceeded the rate of 71% but not 85% at the time when the CC for the building in the Development is obtained, the land owner shall take cash payment for the portion of the residential and commercial units which have been sold and for the unsold portion, the land owner shall take the residential and commercial units representing the balance of 15% of the total saleable are lettable residential and commercial units to be erected by the Company on the land in lieu of the proceeds of sale of those units provided that the total of the area of the sold portion and the area of the residential and commercial units to be deliver shall be 69,085 square feet.

On August 23, 2023, the Company entered into a supplemental agreement with the landowner regarding entitlements and financial arrangements related to the development project. The agreement modifies the land owner’s entitlement to 20% of total saleable or leasable residential and commercial units to be constructed, equivalent to an area of 93,273 square feet or total gross proceeds of sale derived from the entitlement, totaling MYR60 million (approximately US$13,620,000). The land owner agreed to provide a goodwill rebate of MYR2 million (approximately US$451,000) to the Company, contingent upon timely payment.

As of December 31, 2022, the Company has not made any payment to the land owner and recognized an outstanding liability of MYR60 million (approximately US$13,620,000) as contract liabilities. To date, the Company has made payment in the amount of MYR 20,222,000 (approximately US$4,591,000) to the land owner.

Investor Funds Agreements Profit Sharing and Repayments

The Company entered into financing agreements with multiple parties for its development and construction projects, which include a profit-sharing component and are non-interest   bearing. These funds are secured by specific property units within the development project and are guaranteed by two directors and shareholders of the Company. If there is a default due to a failure to complete the project, or an inability to achieve the sales threshold by the target date of September 1, 2023, the Company is obliged to pay interest to the funder which is 6% per annum for January 1, 2020 to December 31, 2020; and 8% per annum for January 1, 2021 to September 30, 2023 or until the Certificate of Completion and Compliance of the project is officially issued and obtained, whichever is earlier.

F-20

Furthermore, the funders may exercise their rights for the return of funds and profit-sharing under the following circumstances:

●	Upon reaching the 50% sales milestone of the project, the funder has the option to take ownership of the pledged property units as a means of satisfying the return of funds and the associated profit-sharing.
●	At sales milestones of 75%, 85%, or 95% of the project, the funder may choose to request the return of the entire fund and receive specified profit amounts for each milestone.
●	At the completion of the project, the profit-sharing amount is calculated based on the value of the completed project and is payable upon issuance of the Certificate of Compliance and Completion by the relevant authority.
●	At the end of the project, the profit-sharing amount is calculated based on net profits from all property units’ sales proceeds of the project.

As of December 31, 2022, the project’s development progress and property units’ sales have not met the established milestone. Consequently, the funders do not have the right to claim a return of the funds, and the Company is not under obligation to fulfill profit-sharing payments as outlined in the agreements. The Company did not recognize any liability since the profit-sharing amount cannot be reasonably estimated at this time; the Company intends to recognize the profit-sharing liability once determinable.

As of December 31, 2022, and thereafter, no funders raised any concerns or made any demand for their funds. The Company is committed to complete the development and construction of the project. As of December 31, 2022, the Company has not recognized as the likelihood of incurring a loss is not probable, and the potential loss cannot be reasonably estimated at this time. Nevertheless, the Company may face potential adverse effects due to unforeseen circumstances, regulatory changes, or performance issues from any party.

On September 1, 2023, an event of default occurred, and the Company became obligated to pay the stipulated interest on the funds. As of December 31, 2022 and thereafter, the Company did not recognize a contingent loss because it became aware of the conditions leading to the default after the balance sheet date.

Liquidated Ascertained Damages

Liquidated Ascertained Damages (LAD) is a predetermined amount of damages specified in a contract, such as the Sale and Purchase Agreement (SPA), and can be claimed by either party in the event of a contractual breach. In the context of property development, if a developer fails to meet the stipulated timeline outlined in the SPA, the purchaser has the right to seek legal recourse, which may include the enforcement of the LAD clause for the period of delay.

To address the challenges posed by the COVID-19 pandemic on LAD claims in property transactions, the Malaysian government has implemented measures that allow for the exclusion of particular periods under specific conditions from the calculation of LAD claims, offering a level of flexibility and recognition of the extraordinary circumstances brought about by the pandemic.

As of December 31, 2022, and thereafter, the Company has adhered to the specified timeline delineated in the SPA. Consequently, no expenses related to Liquidated Damages (LAD) have been recorded as the likelihood of incurring a loss is not probable, and the potential loss cannot be reasonably estimated at this time. Nevertheless, the Company could encounter potential adverse consequences should it be obligated to pay any LAD. The Company is committed to complete the development and construction of the project.

F-21

Note 12 – Equity

As of December 31, 2022 and 2021, the Company had 2,400,002 of ordinary shares issued and outstanding which are controlled by two shareholders.

On October 2, 2023, the shareholders have paid-up the shares subscription receivable of $476,102.

On December 31, 2022, the Company declared dividends in the amount of $281,834 to which was subsequently paid to the shareholders of the Company.

Note 13 – Income tax

Malaysia

The Company with paid up capital not more than RM2.5 million is subject to profit tax rate at 17% on the first profit of RM600,000, and 24% for subsequent profit for income generated for its operation in Malaysia and net operating losses can be carried forward for a limit of seven consecutive years starting from the year subsequent to the year in which the loss was incurred.

The net taxable income (losses) before income taxes and its provision for income taxes comprised of the following:

	Years Ended
	December 31,	December 31,
	2022	2021
Income before income taxes	$1,826,748	$630,271
Statutory tax rate	24%	24%
Tax expense at the statutory tax rate	$438,420	$151,265
Reconciliation	51,716	13,968
Income tax expense, net	$490,136	$165,233

Deferred tax liabilities, net comprised of timing differences arising from capital allowances was $431 and $708 as of December 31, 2022 and 2021, respectively.

Taxes recoverable comprised of prepaid income taxes was $67,104 and $80,901 as of December 31, 2022 and 2021, respectively.

Note 14 – Concentrations, risks, and uncertainties

Credit risk

The Company is exposed to credit risks associated with deposits held in financial institutions. The aggregate amount of deposits in financial institutions exceeding the insurance limits set by Perbadanan Insurans Deposit Malaysia (PIDM) is MYR 250,000 per depositor per bank, which may be at risk in the event of a financial institution default. The Company regularly assesses and monitors credit risks associated with its deposit accounts and takes appropriate measures to mitigate potential losses.

The Company is exposed to credit risk associated with its trade and other receivables. Credit risk represents the risk of financial loss to the Company if a customer or counterparty fails to meet its contractual obligations. The assessment of credit risk is an integral part of the Company’s credit management process. The Company maintains an allowance for expected credit losses on trade and other receivables which is determined based on historical credit loss experience, current economic conditions, and other relevant factors that may affect the collectability of receivables. The Company continues to monitor the creditworthiness of its receivables and updates its assessment as circumstances warrant.

F-22

Concentration Risks

The Company currently relies on a single development project, Geo Antharas, to generate a significant portion of its anticipated revenues. This concentration risk arises from the fact that a significant portion of the Company’s operations and financial results are contingent upon the performance and profitability of this singular project. The Company diligently manages this risk through rigorous project evaluation and risk mitigation strategies, however, factors such as market conditions, regulatory changes, and unforeseen events may negatively impact the Company.

The Company currently relies on a single contractor, Geo Hills Construction Sdn Bhd, for the development and construction of its project. This concentration risk arises from the fact that a substantial portion of the Company’s operations and financial results are contingent on the performance and capabilities of this specific contractor. The Company maintains a strong working relationship with this contractor and exercises due diligence in overseeing project progress, however, factors such as unforeseen circumstances, regulatory changes, or performance issues on the part of the contractor may negatively impact the Company. Construction costs incurred from the contractors accounted for 69% of the total construction cost for the years ended December 31, 2022 and 2021, respectively. Accounts payable balances were $1,441,691 and $3,097,452 as of December 31, 2022 and 2021, respectively.

The Company currently relies on a single land collaboration project which leads to concentration on contract liabilities. Contract liabilities balances related to cost of land for development project were $13,620,885 and $14,366,096 as of December 31, 2022 and 2021, respectively.

Other Risks

The Company is engaged in development projects, and as such, it is exposed to risks associated with the progress of these developments. These risks may impact the timely completion and delivery of projects, potentially affecting financial performance. The main risks related to development progress include construction delays, market conditions, financing risks, regulatory and permitting risks, cost overruns, etc. The Company actively manages these risks through comprehensive project management, regular monitoring, and strategic planning. Mitigation measures may include contingency planning, diversification of financing sources, and rigorous adherence to project timelines.

The Company recognizes revenue over time for its development projects in accordance with ASC 606, Revenue from Contracts with Customers, using the input method. This method measures revenue based on the Company’s efforts or inputs relative to total expected inputs required to fulfill the performance obligation. This method requires management to make significant estimates and assumptions related to the total costs to complete the projects, the extent of progress towards fulfilling the performance obligation, and the expected benefits to be derived from the contracts. As such, changes in these estimates could materially impact the financial position and results of operations. Any variance between actual results and estimates may require revenue adjustments in future periods, potentially affecting our earnings adversely.

Note 15 – Subsequent events

On September 12, 2023, the Company established two wholly-owned subsidiaries PDI Design & Technologies Sdn. Bhd. and Antharas M Sdn. Bhd. as part of its strategic business expansion.

On August 23, 2023, the Company entered into a supplemental agreement with the landowner regarding entitlements and financial arrangements related to the development project. The agreement modifies the land owner’s entitlement to 20% of total saleable or leasable residential and commercial units to be constructed, equivalent to an area of 93,273 square feet or total gross proceeds of sale derived from the entitlement, totaling MYR60 million (approximately US$13,620,000). The land owner agreed to provide a goodwill rebate of MYR2 million (approximately US$451,000) to the Company, contingent upon timely payment.

F-23

[  ]

Ordinary Shares

Antharas Inc

PROSPECTUS

EF Hutton LLC

[  ] , 2024

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this Offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

Part II — Information Not Required in the Prospectus

Item 6. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to the public interest, such as providing indemnification against willful default, fraud or the consequences or dishonesty. Our amended and restated articles of association provide that, to the extent permitted by law, we will indemnify every director, secretary, or other officer for the time being and from time to time of our Company) and the personal representatives of the same and from: (a) all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities incurred or sustained by such person, other than by reason of such person’s own dishonesty; and (b) without limitation to paragraph (a) above, all costs, expenses, losses, or liabilities incurred by such person in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court, whether in the Cayman Islands or elsewhere.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

Set forth below is information regarding ordinary shares issued by us during the last three years. None of the below described transactions involved any underwriters, underwriting discounts and commissions or commissions, or any public offering.

●	On December 5, 2023, we issued an Ordinary Share to our subscriber which was immediately transferred to Dato’ Dr. Su Cheng Tan.

●	On December 5, 2023 we issued an Ordinary Share to Kean Yong Teh.

We believe that the offers, sales and issuances of the securities described in the preceding paragraph were exempt from registration either (a) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder, in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, or (c) under Rule 701 promulgated under the Securities Act in that the transactions were underwritten compensatory benefit plans or written compensatory contracts.

Item 8. Exhibits.

(a)	The following documents are filed as part of this registration statement:

1.1	Form of Underwriting Agreement*
3.1	Memorandum and Articles of Association of the Company *
3.2	Memorandum and Articles of Association of the Company to become effective immediately prior to the closing of the offering*
4.1	Specimen Share Certificate*
4.2	Form of Underwriters’ Warrant*
5.1	Opinion of Ogier (Cayman) LLP as to the validity of the ordinary shares*
5.2	Opinion of Messrs. M.Scully Advocates and Solicitors , as to certain Malaysia Legal Matters*
5.3	Opinion of Loeb & Loeb LLP as to the enforceability of the underwriters’ warrants*
10.1	Franchise Agreement between Antharas M Sdn Bhd and Wyndham Hotel Asia Pacific Co. Limited dated December 31, 2023*
10.2	Side Letter to Franchise Agreement between Antharas M Sdn Bhd and Wyndham Hotel Asia Pacific Co. Limited dated December 31, 2023*

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10.3	Sale and Purchase Agreement between Antharas Hills Sdn Bhd and Astaka Padu Sdn Bhd dated June 2, 2022 in relation to the sale and purchase of certain property*
10.4	Development Agreement between Antharas Hills Sdn Bhd and Pesat Bumi Sdn Bhd dated November 2, 2018*
10.5	Supplemental Agreement to Development Agreement between Antharas Hills Sdn Bhd and Pesat Bumi Sdn Bhd dated July 8, 2019*
10.6	Supplemental Agreement to Development Agreement between Antharas Hills Sdn Bhd and Pesat Bumi Sdn Bhd dated August 23, 2023*
10.7	Form of Employment Agreement, by and between executive officers of the Company*
14.1	Code of Business Conduct and Ethics*
21.1	List of Subsidiaries*
23.1	Consent of J&S Associate PLT
23.2	Consent of Ogier (Cayman) LLP (included in Exhibit 5.1)*
23.3	Consent of Messrs. M.Scully Advocates and Solicitors, Malaysia Counsel (included in Exhibit 5.2)*
23.4	Consent of Loeb & Loeb LLP (included in Exhibit 5.3)*
24.1	Power of Attorney (included on signature page to the registration statement)*
99.1	Charter of the Audit Committee*
99.2	Charter of the Compensation Committee*
99.3	Charter of the Nominating and Corporate Governance Committee*
99.4	Representation under Item 8.A.4 of Form 20-F
99.5	Consent of Swee Eng Tan (Independent Director Nominee)*
99.6	Consent of Kin Yip Eddy Ho (Independent Director Nominee)*
99.7	Consent of [*] (Independent Director Nominee)*
107	Filing Fee Table*

*     To be filed by amendment.

(b) Financial Statement Schedules

None.

Item 9. Undertakings

The undersigned registrant hereby undertakes:

(a)	to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser;

(b)	insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue;

(c)	for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(d)	for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Malaysia, on [  ], 2024.

Antharas Inc

By:
Name:	Dato’ Dr. Su Cheng Tan
Title:	Chief Executive Officer and Director

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints [  ] and [  ], each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date
	Chief Executive Officer	[*], 2024
Dato’ Dr. Su Cheng Tan	(Principal executive officer) and Director

	Chief Financial Officer	[*], 2024
Janine Yen Ling Foo	(Principal financial and accounting officer)

	Director	[*], 2024
Kean Yong Teh

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Authorized U.S. Representative

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Antharas Inc, has signed this registration statement in New York, on [  ], 2024.

Authorized U.S. Representative Cogency Global Inc.

By:
Name:	Colleen A. De Vries
Title:	Senior Vice-President on behalf of Cogency Global Inc.

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